Confidential draft N. 6 as confidentially submitted to the U.S. Securities and Exchange Commission on September 26, 2022.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ruanyun Edai Technology Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus

Nanchang, Jiangxi, China 330096

0791-88567739

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Clayton E. Parker, Esq. Matthew Ogurick, Esq. K&L Gates LLP Southeast Financial Center, Suite 3900 200 South Biscayne Boulevard Miami, Florida 33131-2399 Telephone: 305-539-3300	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 Telephone: 212-530-2206

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, DATED         , 2022

PRELIMINARY PROSPECTUS

Ordinary Shares

Ruanyun Edai Technology Inc.

We are offering ordinary shares. This is the initial public offering of ordinary shares of Ruanyun Edai Technology Inc. The offering price of our ordinary shares in this offering is expected to be between $ and $ per share. Prior to this offering, there has been no public market for our ordinary shares.

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “RYET.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Investing in our ordinary shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 22 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

We are not a Chinese operating company but a Cayman Islands holding company with no operations. We conduct substantially all of our operations in the People’s Republic of China (“PRC” or “China”), through Jiangxi Ruanyun, the variable interest entity (VIE) and its subsidiaries. We do not have any equity ownership of the VIE, instead, we have the power to direct the activities and receive the economic benefits of the VIE’s business operations through certain Contractual Arrangements (as defined below) and the VIE is consolidated for accounting purposes. This structure involves unique risks to investors. This VIE structure is used to provide contractual exposure through the Contractual Arrangement to foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies.

Under the Contractual Arrangements, cash is transferred among the Company, Rollingthunder (Jiangxi) Co., Ltd , or our WFOE, Soft Cloud and the VIE, in the following methods:

(i) dividends or other distributions may be paid by Rollingthunder Jiangxi, or our WFOE, to the Company through our Hong Kong subsidiary;

(ii) Ruanyun Edai Technology Inc., or Ruanyun (the Cayman Islands holding company) transfers proceeds raised through this offering or any other offering we conduct at this level to our wholly owned subsidiary, Soft Cloud Technology Limited, or Soft Cloud, which in turn transfers such proceeds down to the WFOE in the form of capital contributions or shareholder loans, as the case may be, which in turn transfers such proceeds in the form of loans to the VIE pursuant to the VIE Agreements, for the purpose of conducting business operations;

(iii) funds, may be paid by Jiangxi Ruanyun, or the VIE, to Rollingthunder Jiangxi, or our WFOE, as service fees according to the Contractual Arrangements;

As of the date of this prospectus, there were no cash flows among the Company, Soft Cloud, our WFOE, and Jiangxi Ruanyun, or the VIE. As of the date of this prospectus, no dividends or distributions have been made to the respective shareholders of such entities. For the foreseeable future, the VIE intends to keep any future earnings to re-invest in and finance the expansion of its business. We currently do not maintain any cash management policies that dictate the purpose, amount and procedure of cash transfers among the Company, Soft Cloud, our WFOE, the VIE, or investors. Rather, the funds can be transferred in accordance with applicable PRC laws and regulations. For more details, see “Regulations-Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents.”

i

The ordinary shares offered in this offering are shares of our offshore holding company, Ruanyun Edai Technology Inc., instead of shares of the VIE or its subsidiaries in China. For a description of the Contractual Arrangements, see “Corporate History and Structure—Contractual Arrangements.” Based on the Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. More specifically, we have the power to direct the activities of Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the activities of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for the accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun and (ii) we are entitled to receive benefits from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein for accounting purposes, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC Topic 810-10, Consolidation: Overall. Only if we meet the aforementioned conditions to be the primary beneficiary of Jiangxi Ruanyun under U.S. GAAP, we will consolidate Jianxi Ruanyun and Jiangxi Ruanyun will be treated as our consolidated affiliated entities for accounting purposes.

As a result of the VIE structure, investors may never directly hold equity interests in the VIE. We acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the Contractual Arrangements have not been tested in a court of law. For a description of the Contractual Arrangements, see “Corporate History and Structure—Our Contractual Arrangements.” Please also see our “Risk Factors” for a detailed discussion of risks facing the Company and the offering as a result of this structure.

We currently conduct substantially all of our operations in, and substantially all of our revenue is generated in, the PRC. Accordingly, changes in economic, political, and legal environments in the PRC can significantly affect our business, including our financial condition, results of operations, and business prospects. Policies, regulations, rules, and the enforcement of laws of the Chinese government can have significant effects on economic conditions in the PRC and therefore, corporate profitability. Our profitability in the PRC may be adversely affected by changes in policies, regulations, rules, and the enforcement of laws by the Chinese government, which changes may be announced or implemented with little or no advance notice.

Recently, the Chinese government promulgated a series of statements and actions to regulate business operations in China with limited advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts with respect to anti-monopoly enforcement. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen administration over illegal securities activities and the need to strengthen supervision with respect to overseas listings of Chinese companies. Moreover, the Cyberspace Administration of China, or the CAC, promulgated the Cybersecurity Review Measure that became effective on February 15, 2022, which extend the scope of cybersecurity review to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country, and require a mandate clearance of cybersecurity review to be completed by network platform operator that possess personal information of more than 1 million users. The Opinions, the Cybersecurity Review Measure and any related implementing rules that have been enacted or to be enacted may subject us to compliance requirements in the future, such as regulatory review of overseas listing of China-based company and cybersecurity review. As of the date of this prospectus, the actual number of users’ personal information used by the VIE and its subsidiaries is well below one million (based on our own calculations). The users’ personal information used by the VIE and its subsidiaries is authorized by the entity that owns and controls it. Therefore, Jiangxi Ruanyun is not subject to this review. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. As of the date of this prospectus, we believe the VIE and its subsidiaries have none of the aforesaid circumstances. Therefore, the VIE and its subsidiaries are currently not subject to the data cross-border security assessment. However, if such assessment is required in the future, we cannot assure you that we will complete the relevant procedure on a timely basis. See “Risk Factor – We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.”

In addition, on December 24, 2021, the CSRC, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”), which require China-based companies seeking overseas offering and listing shall file with the CSRC within three working days after making initial applications with overseas stock markets for initial public offerings or listings. As of the date of this prospectus, the PRC laws and regulations that currently in effect do not explicitly require us to seek approval from the CSRC for our overseas listing plan, however, we will be required to file with the CSRC prior to our listing on NASDAQ if the Draft Administrative Provisions and the Draft Filing Measures have been fully enacted in the foreseeable future. See “Risk Factor – Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect as of the date of this prospectus, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.”. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments or list on a U.S. exchange. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may be announced or implemented with little or no advance notice, and which may materially and adversely impact our results of operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. See “Risk Factors - Risks Related to Our Business and Industry.”

On December 18, 2020, the Holding Foreign Companies Accountable Act (“HFCAA”) was signed into law, requiring a foreign company to certify it is not owned or controlled by a foreign government if the Public Company Accounting Oversight Board (“PCAOB”) is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

Pursuant to the HFCAA, the SEC has the power to identify issuers whose auditors the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction (a “PCAOB-Identified Firm”). The SEC will provisionally identify any such issuer as a “Commission-Identified Issuer” on the SEC’s website. If we are identified as a Commission-Identified Issuer by the SEC, we may be subject to restrictions under such rules including prohibitions on the trading of our shares, either temporarily or indefinitely.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”). If signed into law, the AHFCAA would decrease the number of non-inspection years under the HFCAA from three years to two, thus reducing the time period before an issuer’s securities may be prohibited from trading or may be delisted.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. In other words, the SOP Agreement is just the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC hindered its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

For further information relating to the HFCAA and the AHFCAA, see “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company,” “we,” “us” and “our” refer to Ruanyun Edai Technology Inc., or Ruanyun, and its direct and indirect subsidiaries, including Soft Cloud Technology Limited, or Soft Cloud, and Rollingthunder Technology (Jiangxi) Co., Ltd, or Rollingthunder Jiangxi, or our WFOE, which we define as our “PRC subsidiary”, but not including Jiangxi Ruanyun Technology Co., Ltd., the variable interest entity, which we define as the “VIE” herein or “Jiangxi Ruanyun”, and the subsidiaries of the VIE including Jiangxi Alphabet Technology Co., Ltd., or Jiangxi Alphabet, Jiangxi Huizuoye Technology Co., Ltd, and Jiangxi Jiaotou Technology Co., Ltd, and the branch office of the VIE refers to Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch), or Shenzhen Ruanyun. We refer to the VIE, together with its subsidiaries and branch office as “the VIE and its subsidiaries” herein.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts (1)	$	$
Proceeds, before expenses, to us	$	$

(1) We have agreed to issue, on the closing date of this offering, warrants, or the representative’s warrants, to the representative of the underwriters, Univest Securities, LLC, in an amount equal to 1% of the aggregate number of ordinary shares sold by us in this offering. For a description of other terms of the representative’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 164

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $ , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our ordinary shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $         based on an assumed initial public offering price of $        per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and expenses, will be $       . If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures which require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Market Regulation, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 63.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about     , 2022.

The date of this prospectus is           , 2022.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our ordinary shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ordinary shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

v

Ruanyun was founded to connect student to college success and future opportunities.

From homework to academic proficiency test, propelled by AI technology, we help students and educators realize their full potential.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

We control and receive the economic benefits of the VIE and its subsidiaries’ business operations through the Contractual Arrangements (defined hereinafter). Based on the Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. More specifically, we have the power to direct the activities Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the activities of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance Jiangxi Ruanyun, and (ii) we are entitled to receive benefits from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC Topic 810-10, Consolidation: Overall. We believe the Contractual Arrangements are in compliance with the current PRC laws and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could affect the validity of the Contractual Arrangements or limit our ability to enforce the Contractual Arrangements. Furthermore, the Contractual Arrangements have not been tested in a court of law. As a result, we may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. Our position of being the primary beneficiary of the VIE and its subsidiaries also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. As of the date of this prospectus, we believe that the agreements on the authorization to exercise shareholders’ voting power are valid and legally enforceable. See “Risk Factors-Risks Related to our Corporate Structure” for further information.

We are offering ordinary shares of Ruanyun Edai Technology Inc., a holding company incorporated in the Cayman Islands.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan.

"Hong Kong” refers to the special administrative region of the People’s Republic of China.

“RMB” or “Renminbi” refers to the legal currency of China. “HKD” or “HK$” refers to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

“PRC laws”, “PRC laws and regulations” refers to the laws and regulations that apply to the mainland of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of the representative’s warrants.

Our reporting currency is U.S. dollars. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is U.S. dollars. The functional currency of the Company’s PRC subsidiaries, the VIE and its subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. The consolidated financial statements are translated from the functional currency to the reporting currency, USD. We use the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, except for equity, respectively. For equity items, we used the historical exchange rate to translate the equity items from functional currency to reporting currency. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ deficits. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of operations and comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity, at March 31, 2022 and 2021 were translated RMB 6.3393 to $1.00 and at RMB 6.5518 to $1.00 respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended March 31, 2022 and 2021 were RMB 6.4180 to and $1.00 and RMB 6.7834 to $1.00, respectively.

PROSPECTUS SUMMARY

 The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview - What is Ruanyun

We are a data driven artificial intelligence, or A.I., technology company focused on kindergarten through year twelve, or K-12 education in China. We bring technology to schools, and we are committed to reforming the traditional Chinese education and learning model by facilitating schools, teachers and students with new teaching, learning, and assessment methods in the A.I. era.

We believe the road to college should come with directions. Our mission is to help each K-12 student understand their specialty and find their way to higher education and future success. We believe we have one of the most comprehensive online learning ecosystems covering all K-12 subject fields and grade levels, one of the largest academic exercise question banks that is designed and built for interactive learning, and one of the most advanced A.I. algorithms that power such questions, all of which are accessible online and on demand.

As of August 31, 2022, our online academic exercise question bank has accumulated more than 10 billion test data generated by approximately 13.7 million students from more than 26,000 schools and we have issued over 214 million evaluation reports. With the continuous collection and analyzing of students’ online learning data, our A.I. algorithms are constantly expanding and upgrading, reaching an evaluation accuracy rate of 97% (based on our own calculations), allowing us to provide students with tailored and effective learning strategies. We believe that, in time, our online learning platform will be proven revolutionary in affecting the advancement of China’s K-12 education system.

As of August 31 2022, approximately 13.7 million students use Jiangxi Ruanyun to collect their daily homework exercise data, prepare for a test or attend the Academic Proficiency Assessment, which is an official assessment across all subjects taught in schools, conducted by the Education Testing Authority in China. This allows us to understand each student better and enables us to help them reach the next level of educational success with an effective strategy, every step of the way.

We value our proprietary technologies and strong research and development capabilities, which we believe differentiate us from other companies in our industry. As of the date of this prospectus, we have an intellectual property portfolio consisting of 11 patents filed (9 of which have been registered, and 2 is still pending) with the PRC State Intellectual Property Administration, 30 trademarks filed (21 of which have been registered, and 9 are still pending) with the PRC State Intellectual Property Administration, 44 copyrights registered with the PRC State Copyright Bureau, and 8 domain names.

What We Offer

Over the last decade, our A.I. learning platform has expanded from learning to assessment in school to A.I application, services and hardware. We believe we are a trend-setter in reforming the traditional education model in China using the technological progress brought about by the advent of A.I. technology. We believe we are the only educational A.I. company in China that serves both everyday learning and Academic Proficiency Test in school. We provide computerized testing for China’s Academic Proficiency Test, or ATP, which is equivalent to the SAT in China. Our everyday learning to official assessment model allows us to expand into a range of personalized “online” services and “offline” products for students in high demand.

We currently sell our products and services through two primary product lines, namely our SmartExam® solution and SmartHomework® solution. Our SmartHomework® solution delivers personalized learning solutions for students to study more effectively. Teachers can adjust instructions for students based on their specific needs. In addition, our SmartExam® solution helps deliver China’s Academic Proficiency Test, which is required in China for obtaining a high-school diploma, in computer-based format. We also provide self-learning solutions and smart-devices, such as smart printer / smart headset for everyday study and test preparation.

Everyday Teaching and Learning

Our SmartHomework® system is a digital teaching and learning decision platform, which collects paper-based homework data with our intelligent scanning machine. During collection, the system can evaluate the grasp of knowledge for each student, and the teacher can adjust instructions for students based on their specific needs. Items that should be reviewed in the next class and AI generated instructions are provided to the teacher immediately.

As the homework data is collected, the system generates a personalized exercise book, or P.E. Book, with analogy questions personalized for each student. Our professional “Personalized Publishing” service delivers the P.E. Book in print within 24 hours. This helps each student study more effectively without changing their normal study habits. The items that students practice would be determined by their own study data, and it is published to them in a personalized and timely style.

In addition, our A.I. learning platform provides teachers and students with additional online services. Based on the homework data collected, the system helps teachers adjust their instructions for students who are either ahead or behind in their studies. The students, on the other hand, have access to their historic study data. Personalized online courses and adaptive online practices are also provided on demand. While practicing online, the system provides consistent feedback to help students stay on course in their studies. We believe this is a revolutionary tool for students to learn and that it can significantly improve their academic performance. We continuously accumulate students’ learning data during their learning process, analyzing students’ logical thinking, spatial imagination, language skills, analytical reasoning and other specific characteristics. This allows us to provide both scientific and empirical assessments to each student and recommend solutions based on his/her individual learning needs.

In July 2021, the China central government officially released the Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education (the “Opinions”) policy, seeking to decrease workloads for students and overhaul private tutoring sector. In the policy, it states that elementary students must finish homework in-school, and junior high school students finish most of their homework in-school. Our SmartHomework® solution provides in-school service aiming to help students to study more efficiently. Under the background of the “Opinions”, local governments have quickly chosen our SmartHomework® solution to push new reforms into effective, throughout Jiangxi Province.

Academic Proficiency Test

China’s Academic Proficiency Test is an official assessment across all subjects taught in school. There are eleven subject assessments which include Chinese, Math, English, Physics, Chemistry, Biology, Political Science, History, Geography, Information Technology and General Technology. APT assessments covering these 11 subjects need to be taken both during the secondary and high school periods. The secondary school APT assessments would be included as part of the high school admission process, while the high school APT is a pre-requisite for obtaining one’s high school diploma.

We began providing computer-based APT services for the subject of Biology in 2013 and expanded to all eleven subjects in 2017. Today, our SmartExam® platform covers all aspects of the APT test, from attesting and management of systems, to building test contents, and constructing certified test centers. We also provide services to help testing Authorities with staff training, onsite management to academic proficiency evaluations. As of August 31, 2022, we believe we are the only computer-based educational APT assessment vendor in China for all subjects.

China’s education ministry promoted local education authorities to adopt computer-based APT to replace traditional paper-based exam gradually. Influenced by the “Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education (the “Opinions”) policy, high school and college admission decisions will take APT grades and multi-dimensional assessment into consideration. In such, for junior or senior high school students, APT scores are required for higher level education admissions. For senior high school graduates seeking to study overseas, official APT grades are widely accepted by institutions around the world.

Test Preparation

Building on the APT assessment services, we have introduced test-preparation books and adaptive practice applications and began to invest in building smart devices that further enhance students’ learning experience and efficiency. This is how we developed APT practices books for each subject and invented Jiangxi Ruanyun Smart-Headset for English assessments. Students who take any mock test in our online practice application have access to video lessons and will receive personalized study resources based on their test results.

Industry Background

China’s National People’s Congress enacted the PRC Educational Law which sets forth provisions relating to the fundamental education system in China. This includes the school system of preschool, elementary school, middle school and high school (namely, K-12), with grades from one through twelve being compulsory education. The law also stipulates a system of educational certificates, which require taking a series of tests and pass certain exams. The pinnacle of such exams is the National College Entrance Exam, or NCEE, also known as Gao Kao.

Today, China has the largest K-12 education system in the world. According to Ministry of Education of the People’s Republic of China, as of December 2020, China’s K-12 system had over 181 million students, including approximately 107 million primary school students, 49million secondary school students and 25 million high school students across over 227,000 schools.

Over the past 40 years, particularly since China resumed the NCEE in 1977, China’s K-12 educational system has been shouldering the responsibility of both providing public education to the masses as well as training and selecting a large number of qualified professionals. In July of each year, millions of Chinese high school graduates take the NCEE. Their NCEE scores will determine whether the students have the option to continue with their more advanced studies in colleges and universities, or enter into the general workforce, most occupations of which do not have college degree requirements and therefore inadvertently sustain a lesser social and economic status. Hence, the term “one test for life” describes Gao Kao as an existential turning point in millions of young people’s lives each year in China.

From 2019 to 2020, according to the China National Bureau of Statistics as of Ministry of Education of the People’s Republic of China, China’s national education expenditure was 4.22% of GDP, which represented a higher level of such spending among developing and developed countries alike. In 2020, China’s educational spending was 4.2 trillion RMB (approximately $640 billion), a year-over-year growth of 7.10%. Since 2016, the Education Ministry of China has made various attempts to reform China’s educational system, aiming to rid the “one test for life” reality and to evaluate students’ performance and potentials on a more comprehensive basis. This is a reform of tremendous undertaking and is expected to be carried out to each provincial and municipal level within China. However, in its early stage, China’s well-intended and sometimes heavy-handed approach to such a reform has not been without adverse consequences, which we believe mainly stem from the following issues:

●	The distribution of educational resources is uneven in China.

●	In a modern and fast-paced society, the traditional ways of teaching, learning and academic evaluation are proven less efficient, effective and fair.

●	Without a new and more holistic approach in place, standardized test-taking still dominates students’ performance evaluation.

Consequently, the competition for resources and the emphasis on the results of standardized tests have only intensified, while tech-savvy students and parents look to the internet for gaining a competitive edge and academic advancement. As a result, central and local governments alike are seeking solutions to this matter. According to iResearch as of December 2020, the market size of China’s K-12 after-school tutoring education reached 530 billion RMB (approximately $79 billion) as of 2020. Meanwhile, according to the China Statistics Bureau, China’s household education and entertainment expenditure grew at a compound rate of over 9% from 2014 to 2019. We aspire to be the preferred A.I. educational technology provider to China’s approximate 181 million K-12 students in about 227,000 schools.

According to OpenBook as of December 2019, the traditional K-12 student homework book market alone reached over RMB102.3 billion (approximately $16 billion) in 2019. With the recent digital transformation ongoing in China’s school system and advanced AI technologies, personalized homework books are introduced to help students study efficiently. Personalized homework books can be in both digital and paper-based format. Such books contain custom-made learning and practice content for each student by classification according to students’ current learning situations and learning abilities. They can be delivered to students online or published and delivered in paper by demand. We believe this new form of publishing is becoming one of the most sought after models with an expected RMB80 billion (approximately $12 billion) in market size according to the Company estimates and calculations.

In addition, the computer-based APT is also setting a new trend for the test-preparation market. As the assessment is changing from paper-based to computerized format, the test preparation solutions and smart devices markets is experiencing rapid growth. The computer-based assessment is currently being implemented in one province (Jiangxi) as the pilot project for the China Education Department. According to iResearch, as of April 2021, the test preparation service and smart learning device markets are expected to reach RMB34.3 billion (approximately $5.2 billion) in 2020 and to grow to over RMB 60 billion (approximately $9 billion) as the computer-based test format becomes mainstream.

Our Strengths - What Sets Us Apart

We believe the following competitive strengths differentiate us from our competitors and have contributed to our success:

●	Integration with Schools: We strongly believe that students should do most of their learning in schools, therefore we bring our technology to them there. We deliver online academic exercise content, build A.I. Study Rooms on campuses, and integrate our SmartHomework® platform with students’ daily learning.

●	Leading Technologies: Since inception, we have continued to develop our proprietary big data analytic and online A.I. algorithms; they underpin the delivery of our products and services for the benefit of improving students’ learning efficiency and academic performance. We have invested significant resources in research and development, and we have built a strong research and development team.

●	Big Data: Since establishment, our database has accumulated more than 10 billion study data generated by over 13.7 million users in more than 26,000 schools, and we have issued over 214 million evaluation report reports.

●	High Quality Content: We believe the academic exercise question bank that we have created is a leader in the market. It covers all grades and subjects and has over 15,031 high-quality knowledge points as of August 31, 2022. It is in high demand by schools, other educational service providers, and testing authorities.

●	Customer Loyalty: We have built our user base by serving our users’ learning journeys, which we believe leads to a high degree of loyalty to our brand. Our customer base also enables us to continually cross-sell and upsell our products and services and to expand our market share.

●	Scalable Business Model: Capitalizing on our proprietary technology infrastructure, our consumer, or 2C, and government procurement, or 2G, businesses can be expanded and replicated with consistency very quickly, which, in the foreseeable future, we believe will help us achieve economy of scale and profitability and enable us to efficiently address the needs of our customers.

●	Visionary and Experienced management team. We have a visionary and experienced management team with strong execution capability. We believe that the extensive experience, service and product knowledge, strategic vision and execution capabilities of our management team will allow us to continue to execute our growth strategies to achieve a high level of success.

Our Strategies - How We Approach the Future

We seek to be a major technological solution provider with respect to China’s education reform and to lead the development of the A.I. learning industry. Our primary goal is to establish ourselves as a dominant A.I. educational technology company in China. We plan to pursue the following growth strategies to achieve our goals:

●	Further develop and pursue existing marketing channels;
●	Expand service offerings on our learning platform;
●	Continue to offer ancillary products and services;
●	Utilize a top-down marketing approach for school integration;
●	Develop new products and services for enhancing the online learning experience:
●	Promote our Personalized Exercise Book service to active users:
●	Accelerate the market expansion of SmartExam® services: and
●	Strengthen the construction of our exercise bank.

Corporate History and Structure

Ruanyun Edai Technology Inc., or Ruanyun, is a holding company and was incorporated in the Cayman Islands on March 11, 2021. Ruanyun, through its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries, is primarily engaged in providing online academic exercise question banks with A.I. capabilities, online classes and homework, and on-demand lectures and evaluations that cover all K-12 subject fields and grade levels. Our principal operations and geographic markets are mainly in the PRC.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the VIE and its subsidiaries in China. We control and receive the economic benefits of the VIE and its subsidiaries’ business operations through certain contractual arrangements with Jiangxi Ruanyun and its shareholders, or the “Contractual Arrangements.” The ordinary shares offered in this offering are shares of our offshore holding company, Ruanyun Edai Technology Inc., instead of shares of the VIE or its subsidiaries in China. For a description of the Contractual Arrangements, see “Corporate History and Structure—Contractual Arrangements.” Based on the Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. More specifically, we have the power to direct the activities of Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the activities of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC Topic 810-10, Consolidation: Overall. Only if we meet the aforementioned conditions to be the primary beneficiary of Jiangxi Ruanyun under U.S. GAAP, we will consolidate Jianxi Ruanyun and Jiangxi Ruanyun will be treated as our consolidated affiliated entities for accounting purposes. We believe the Contractual Arrangements are in compliance with the current PRC laws and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could affect the validity of the Contractual Arrangements or limit our ability to enforce the Contractual Arrangements. Furthermore, the Contractual Arrangements have not been tested in a court of law. As a result, we may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. Our position of being the primary beneficiary of the VIE and its subsidiaries also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. As of the date of this prospectus, we believe that the agreements on the authorization to exercise shareholders’ voting power are valid and legally enforceable. See “Risk Factors-Risks Related to our Corporate Structure” for further information.

Reorganization

On March 11, 2021, Ruanyun was incorporated with limited liability under the laws of the Cayman Islands. On December 24, 2020, Soft Cloud Technology Limited, or Soft Cloud, was established in accordance with the law and regulations of Hong Kong and subsequently became the wholly owned subsidiary of Ruanyun. Soft Cloud is a holding company and holds all the equity interests of Rollingthunder Technology (Jiangxi) Co., Ltd, or WFOE, which was established in the PRC on January 19, 2021. Jiangxi Ruanyun Technology Co., Ltd., or Jiangxi Ruanyun, or the VIE, was established on March 27, 2012 under the laws of the PRC. The main operation of Jiangxi Ruanyun includes a focus on A.I. database and testing center development. Jiangxi Ruanyun formed the following subsidiaries subsequent to its establishment:

●	Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch) (“Shenzhen Ruanyun”), a company incorporated on March 27, 2017 in the PRC. It is a branch office of Jiangxi Ruanyun and mainly operating an A.I. database.

●	Jiangxi Alphabet Technology Co., Ltd. (“Jiangxi Alphabet”), a company incorporated on February 21, 2017 in the PRC. It is a 70% subsidiary of Jiangxi Ruanyun and mainly operates in paperless testing center development.

●	Jiangxi Jiaotou Technology Co., Ltd., or Jiangxi Jiaotuo, a company incorporated on December 31, 2020 in the PRC. Jiangxi Ruanyun has 65% equity interest in Jiangxi Jiaotuo, which mainly operates in personalized homework book development.

●	Jiangxi Huizuoye Technology Co., Ltd., or Jiangxi Huizuoye, a company incorporated on April 8, 2021 in the PRC. Jiangxi Ruanyun has 51% equity interest in Jiangxi Huizuoye, which mainly operates in electronic publications.

On April 8, 2021, WFOE entered into a series of contractual arrangements with Jiangxi Ruanyun and its shareholders, which allow Ruanyun to have controlling financial interest in Jiangxi Ruanyun (the “VIE”). Subject to the conditions that we have satisfied for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Under the United States generally accepted accounting principle (“US GAAP”), Ruanyun was deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. These Contractual Arrangements include an Exclusive Equity Interests Purchase Agreement, an Equity Interests Pledge Agreement, Powers of Attorney and an Exclusive Technical Consultation and Service Agreement Contractual Arrangements. Ruanyun together with its wholly-owned subsidiary Soft Cloud, and its subsidiary, WFOE and the VIE and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The charts below summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries as of the date of this prospectus and upon closing of this offering:

Name	Background	Ownership
Soft Cloud Technology Limited	A Hong Kong company formed on December 24, 2020	100% owned by Ruanyun Edai Technology Inc.
Rollingthunder Technology (Jiangxi) Co., Ltd	A PRC company formed on January 19, 2021	100% owned by Soft Cloud Technology Limited
Jiangxi Ruanyun Technology Co., Ltd.	A PRC company formed on March 27, 2012	VIE of Rollingthunder Technology (Jiangxi) Co., Ltd
Jiangxi Ruanyun Technology Co., Ltd. ( Shenzhen Branch)	A PRC company formed on March 27, 2017	100% owned by Jiangxi Ruanyun Technology Co., Ltd.

Jiangxi Alphabet Technology Co., Ltd.	A PRC company formed on February 21, 2017	70% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Jiaotou Technology Co., Ltd.	A PRC company formed on December 31, 2020	65% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Huizuoye Technology Co., Ltd.	A PRC company formed on April 8, 2021	51% owned by Jiangxi Ruanyun Technology Co., Ltd.

Contractual Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, we operate substantially all of our business through certain PRC domestic companies. As such, Jiangxi Ruanyun is controlled through the Contractual Arrangements, in lieu of any direct or indirect equity ownership by Ruanyun or any of its subsidiaries, which were signed on April 8, 2021.

Despite the lack of equity ownership, Ruanyun controls the VIE’s financial interest through the Contractual Arrangements. The equity interests of the VIE are legally held by PRC individuals, or the Nominee Shareholders. The Nominee Shareholders who individually hold more than 5% equity interests of the VIE, including Fu Yan, Zhao Cong, Li Baihua, Wang Bin, and Shanghai Yuyuan Asset Management Partnership (Limited Partnership), collectively own 71.78% of the VIE. Through the Contractual Arrangements, the Nominee Shareholders effectively assign all their voting rights underlying their equity interests in the VIE to Ruanyun, and therefore, Ruanyun has the power to direct the activities of the VIE that most significantly impact economic performance. Ruanyun also has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Based on the above, Ruanyun consolidates the accounts of the VIE in accordance with Regulation S-X-3A-02 promulgated by the SEC and Accounting Standards Codification, or ASC, Topic 810-10, Consolidation: Overall.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Equity Interests Purchase Agreement

Pursuant to the Exclusive Equity Interests Purchase Agreement entered into amongst Jiangxi Ruanyun, the Nominee Shareholders and the WFOE, the Nominee Shareholders granted the WFOE or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in Jiangxi Ruanyun at its sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE to the extent permitted under PRC laws. In addition, Jiangxi Ruanyun and the Nominee Shareholders have agreed that without prior written consent of the WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in Jiangxi Ruanyun. The term of the agreement is ten years and can be extended by another ten years by the WFOE.

 Equity Interests Pledge Agreement

Pursuant to the Equity Interests Pledge Agreement entered into amongst the WFOE and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in Jiangxi Ruanyun to the WFOE as collateral to secure their obligations. If the Nominee Shareholders breach their respective contractual obligations under the share pledge agreement, the WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in Jiangxi Ruanyun without prior consent of the WFOE. The Equity Interests Pledge Agreement will remain effective until all the obligations have been satisfied in full. Ruanyun has completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Powers of Attorney

Pursuant to the Powers of Attorney entered into amongst the WFOE, Jiangxi Ruanyun, and the Nominee Shareholders, each Nominee Shareholder appointed the WFOE to act on behalf of the Nominee Shareholder as exclusive agent and attorney with respect to all matters concerning the shareholding including, but not limited to, (1) calling and attending shareholders’ meetings of Jiangxi Ruanyun; (2) exercising all the shareholders’ rights, including voting rights; and (3) appointing at its sole discretion a substitute or substitutes to perform any or all of its rights. The powers of attorney remain irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains a shareholder of Jiangxi Ruanyun unless the WFOE issues adverse instructions in writing.

Exclusive Technical Consultation and Service Agreement

Pursuant to the Exclusive Technical Consultation and Service Agreement entered between the WFOE and Jiangxi Ruanyun, the WFOE or its designated entities affiliated with it has the exclusive right to provide Jiangxi Ruanyun with technical support and business support services in return for fees equal to 100% of the consolidated net profits of Jiangxi Ruanyun. The WFOE has sole discretion in determining the service fee charged under this agreement. Without the WFOE’s prior written consent, Jiangxi Ruanyun shall not, directly or indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the shares of Jiangxi Ruanyun to the WFOE and/or a third party designated by the WFOE.

Based on the foregoing Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. We have the power to direct the activities of Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the activities of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC Topic 810-10, Consolidation: Overall. Only if we meet the aforementioned conditions to be the primary beneficiary of Jiangxi Ruanyun under U.S. GAAP, we will consolidate Jianxi Ruanyun and Jiangxi Ruanyun will be treated as our consolidated affiliated entities for accounting purposes.

We do not hold any equity interests in the VIE, we control the VIE through Contractual Arrangements, the Contractual Arrangement may not be effective in providing control over the VIE, and which may involve inherent risks and uncertainties including but not limited to: i) the uncertainty of the interpretation and the application of the PRC laws and regulations or any future actions of the PRC government in this regard that could disallow the VIE structure, which may cause the Contractual Arrangements to be invalid and unenforceable, and as a result, we may not be able to consolidate the VIE nor be entitled to treat the VIE’s assets, revenue and results of operations as our assets, which would likely result in a material change in our operations and the value of our ordinary shares may depreciate significantly or become worthless; ii) there are uncertainties regarding the status of the rights of Ruanyun with respect to its Contractual Arrangements amongst Jiangxi Ruanyun, the Nominee Shareholders and the WFOE. We may face difficulties in enforcing the Contractual Arrangements due to legal uncertainties and jurisdictional limits, as all of our Contractual Arrangements are governed by the PRC laws and any disputes arising from the Contractual Arrangements will be solved through arbitration in the PRC, the relevant PRC authorities and PRC courts may have broad discretion in dealing with the validity and enforceability of the Contractual Arrangements and the disputes thereunder, requiring us to restructure our current ownership structure or operations, imposing conditions or requirements that we or the VIE may not be able to comply, imposing fines or penalties on us or the VIE, which may severely affect our business operations and financial conditions, and may significantly impair the rights of the holders of our ordinary shares; iii) If we had equity interests in the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level, however, we rely on the performance of the VIE and its shareholders to fulfill their obligations under the Contractual Arrangements for us to exert control over and act as the primary beneficiary of the VIE; although Jiangxi Ruanyun does not have termination rights pursuant to the Contractual Arrangements, it could terminate, or refuse to perform its obligations under, the Contractual Arrangements, and the shareholders of the VIE may not act in the best interests of our Company and may also refuse to perform their obligations under the Contractual Arrangements, which would result in the distractions of our management team and incur substantial cost for us to seek for any possible legal remedies to enforce the Contractual Arrangements, and our business operations, financial conditions and future prospects may be materially and adversely affected, and the value of your ordinary shares may significantly decline or become worthless.

 See “Risk Factors- We conduct our business through Jiangxi Ruanyun by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable laws and regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.”

Furthermore, we have been advised by our PRC counsel, Jingtian & Gongcheng, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements between the WFOE, Jiangxi Ruanyun and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the WFOE and Jiangxi Ruanyun and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries.  If any of the VIE and its subsidiaries or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC subsidiary and the VIE and its subsidiaries fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which we or the VIE and its subsidiaries may not be able to comply;

●	requiring us and the VIE and its subsidiaries to restructure the relevant ownership structure or operations, including termination of the Contractual Arrangements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert financial control over the VIE;

●	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business; or

●	imposing fines or confiscating the income from the VIE and its subsidiaries.

The imposition of any penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects, and the value of your Class A ordinary shares may depreciate significantly or become worthless. See “Risk Factors- We conduct our business through Jiangxi Ruanyun by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable laws and regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.”

How Cash Is Transferred Through our Organization

Under the Contractual Arrangements, cash is transferred among the Company, Soft Cloud, our WFOE, and the VIE, in the following manners: (i) dividends or other distributions may be paid by Rollingthunder Jiangxi, or our WFOE, to the Company through Soft Cloud Technology Limited, or Soft Cloud; (ii) Ruanyun Edai Technology Inc., or Ruanyun (the Cayman Islands holding company) transfers proceeds raised through this offering or any other offering we conduct at this level to our wholly owned subsidiary, Soft Cloud Technology Limited, or Soft Cloud, which in turn transfers such proceeds down to its wholly owned subsidiary Rollingthunder Jiangxi, or the WFOE, in the form of capital contributions or shareholder loans, as the case may be, which in turn transfers such proceeds in the form of loans to the VIE pursuant to the VIE Agreements for the purpose of conducting business operations; and (iii) funds may be paid by Jiangxi Ruanyun, to our WFOE, as service fees according to the VIE agreements.

As of the date of this prospectus, there were no cash flows among the Company, Soft Cloud, Rollingthunder Jiangxi, or our WFOE, and Jiangxi Ruanyun, or the VIE. As of the date of this prospectus, no dividends or distributions have been made to the respective shareholders of such entities.

For the foreseeable future, the VIE intends to keep any future earnings to re-invest in and finance the expansion of our business. As a result, we do not expect to pay any cash dividends in the near future.

We currently do not maintain any cash management policies that dictate the purpose, amount and procedure of cash transfers among the Company, Soft Cloud, our WFOE, the VIE, or investors. Rather, the funds can be transferred in accordance with applicable PRC laws and regulations. For more details, see “Regulations-Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents.”

Compliance issues regarding the transfer of foreign exchange between China’s overseas and China

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands and Hong Kong restricting the Company’s ability to transfer cash between entities, across borders and to U.S. investors.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. In the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and the VIE dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits. Furthermore, if our subsidiary in the PRC incurs debt on its own in the future, the instruments governing the debt may restrict itsability to pay dividends or make other payments. See “Regulations-Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents” for more information.

Under our current corporate structure, to fund any cash and financing requirements we may have, The Company may rely on payments from the VIE under the Contractual Arrangements, and the distribution of dividends to Soft Cloud from WFOE, Rollingthunder Technology (Jiangxi) Co., Ltd. Certain payments from the VIE to WFOE are subject to PRC taxes, including VAT. According to the Contractual Arrangements, WFOE is entitled to 100% of the VIE’s yearly profit by providing exclusive technical consulting services to the VIE. The VIE shall pay the corresponding amount according to the agreement for a period of 10 years from April 8, 2021. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Therefore, WFOE can distribute the income obtained under the Contractual Arrangements to Soft Cloud in the form of dividends, with Soft Cloud in turn distributing such revenues to Ruanyun in the form of dividends.

The Cayman Companies Act (2022 Revisions) (the Companies Act) permits dividend distributions, subject to the provisions of the Company’s memorandum and articles of association, the payment of distributions or dividends to members may be made out of the share premium account provided that the Company is able to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends or distributions. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. The distributions or dividends of the Company could be distributed to all shareholders respectively in proportion to the shares they held, regardless whether the shareholders are U.S. investors or investors in other countries or regions.

Tax liability of VIE’s profit distribution to overseas (non-China) companies

Income of the WFOE comes from the exclusive technical consulting service fee paid by the VIE. According to the “VAT Law of the People’s Republic of China”, the WFOE shall pay 6% value-added tax of this income.

Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The regulation of dividend policy and dividend tax, please refer to the prospectus “DIVIDEND POLICY.”

Also, according to the current effective laws in Cayman Islands, dividends from its companies are exempt from tax.

However, in accordance with the laws and regulations of the United States, U.S. investors shall pay taxes and fees on dividend income according to regulations after receiving the dividends paid in accordance with the law.

Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our ordinary shares. These risks are discussed more fully in “Risk Factors” beginning on page 22. These risks include, but are not limited to, the following:

●	We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

●	We have a limited operating history. There is no assurance that our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

●	We face competition which could lead to pricing pressure and loss of market share and materially and adversely affect our business, financial condition and results of operations.

●	Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

●	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

●	If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preference, we may lose market share and our business may be materially and adversely affected.

●	We may not be effective in broadening our monetization channels.

●	We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.
●	The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning.

●	We may not be able to improve or expand our product and service offerings in a timely and cost-effective manner.

Risks Related to Our Corporate Structure

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be effective in providing operational control.

●	We conduct our business through the VIE, or Jiangxi Ruanyun, and its subsidiaries, all of which are PRC entities, by means of the Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business. If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct substantially all of our operations.

Risks Related to Doing Business in China

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. The legal system in mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since the legal system in mainland China continues to rapidly evolve, and PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, the legal system in mainland China, including risks and uncertainties regarding the enforcement of PRC laws and that PRC laws and regulations can change quickly with little advance notice, and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. See “Risk Factors – Risks Related to Doing Business in China –Uncertainties with respect to China’s legal system could adversely affect us” on page 27 of this prospectus.

●	We operate in the education industry, which is subject to extensive regulations in China. See “Risk Factors – Risks Related to Our Business and Industry – Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services” on page 41 of this prospectus, and “Risk Factors – Risks Related to Our Business and Industry – If we are qualified as a tutoring institution under the Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education (the “Opinions”) in the future, our business, financial condition and results of operations could be adversely affected due to the great uncertainties about how the policy will be implemented” on page 43 of this prospectus.

●	The Chinese government may interfere in our operations at any time. See “Risk Factors – Risks Related to Doing Business in China -- Substantially all of our operations are located in China. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” on page 25 of this prospectus.

●	Trade issues in China and internationally may have a material adverse effect on our business. See “Risk Factors -- Risks Related to Doing Business in China – Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business” on page 28 of this prospectus.

●	The Company’s auditor, Friedman LLP, is PCAOB registered and based in New York, New York. Under the HFCAA, the PCAOB is permitted to inspect the Company’s independent public accounting firm. However, if the PCAOB later determined that it cannot inspect or fully investigate our auditor, trading in our securities may be prohibited under the HFCAA, and, as a result, Nasdaq may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”). See “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 34 of this prospectus.

●	The Chinese government may interfere in our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors –Risks Related to Our Business and Industry – We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” on page 42 of this prospectus.

●	The transfer of funds and assets between Ruanyun, its Hong Kong subsidiary, WFOE and the VIE and its subsidiaries is subject to risks. To the extent the funds or assets of a PRC subsidiary are in the PRC, the funds or assets may not be available to fund operations or for other use outside of the PRC, due to the controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to Ruanyun. Based on Hong Kong laws and regulations, as at the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. See “Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.” on page 31 of this prospectus.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 29 of this prospectus.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.” on page 29 of this prospectus.

Risks Related to This Offering

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	The Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the value of our ordinary shares and could have a material adverse effect on our results of operations.

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. If it is determined in the future that any approval from the CSRC, the CAC or other PRC regulatory agencies were required for this offering, we cannot assure you that such approval could be obtained in a timely manner, or at all, which may subject us to sanctions imposed by these regulatory agencies.

As of the date of this prospectus, our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, control approximately 70.08% of our ordinary shares. After this offering, it is expected that our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, will hold a controlling interest in our ordinary shares as they will hold approximately ___ % of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control our management and affairs and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Permissions Required from the PRC Authorities for the VIE’s Operation and This Offering

Jiangxi Ruanyun and Jiangxi Huizuoye are the only entities in our organization that are required to obtain permissions from Chinese authorities (other than business licenses as an incorporation permission for every company) to operate, and they currently hold all requisite permissions to operate.

Jiangxi Ruanyun currently holds the Business License (No. 91360106591844810W), the Qualification Certificate for Integration of Classified Information Systems (No. JC242100324) issued by Secrecy Administration Bureau of Jiangxi Province on August 16, 2021; PRC Publication Business License issued by Bureau of Press and Publication of Jiangxi Province on August 13, 2020; High-Tech Enterprise Certificate issued by Science and Technology Department of Jiangxi Province, Department of Finance of Jiangxi Province and Jiangxi Provincial Tax Service on December 15, 2021; Radio and Television Program Production Business License issued by Jiangxi Radio and TV Bureau on December 2, 2020; the ICP License (No. Gan B2-20150022) issued by Communications Administration of Jiangxi Province on April 15, 2020; the ISP License (No. B2-20195326) issued by Ministry of Industry and Information Technology of PRC on September 26, 2019; Software Enterprise Certificate issued by Software Industry Association of Jiangxi Province on December 23, 2020.

Jiangxi Huizuoye currently holds the Business License (No. 91360106MA3AC0N38H) and PRC Publication Business License issued by Bureau of Press and Publication of Jiangxi Province on June 8, 2021.

No entity in the VIE and its subsidiaries is currently required to obtain permission from any of the PRC authorities for Ruanyun to issue our ordinary shares to foreign investors. However, Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China (the “M&A Rules”) require an overseas special purpose vehicle that is controlled by a PRC company or individual formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as consideration to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. Based on our understanding of the current PRC law, rules, and regulations that CSRC approval is not required for the listing in the context of this offering, because (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether this offering in this prospectus is subject to the M&A Rules; and (2) we established the WFOE by means of direct investment rather than by a merger with or acquisition of PRC domestic companies.

Further, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions”, which were made available to the public on July 6, 2021. The “Opinions” emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

In addition, on December 28, 2021, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the Cyberspace Administration of China (“CAC”) released the Measures for Cybersecurity Review which took effect on February 15, 2022 which require any online platform with more than 1 million users’ personal information data to apply for a mandatory cybersecurity review with the Cybersecurity Review Office prior to its listing in a “foreign country.” CAC also released the Regulations on the Administration of Network Data Security (Draft for Comments) on November 14, 2021, which reaffirmed such requirement. As of the date of this prospectus, the actual number of users’ personal information used by Jiangxi Ruanyun and its subsidiaries is well below one million. The users’ personal information used by the VIE and its subsidiaries is authorized by the entity that owns and controls it. Jiangxi Ruanyun has signed authorization agreements with the Jiangxi Education Technology and Equipment Development Center and the Nanchang Education Examination Institute, two legal owners of students’ personal information. Through the authorization agreements, Jiangxi Ruanyun can obtain a portion of students’ personal information within the authorization period, and under a series of contractual terms, Jiangxi Ruanyun can use the authorized students’ personal information to provide more accurate SmartExam® solution and SmartHomework® solution. Therefore, Jiangxi Ruanyun is not an “online platform with personal information”, but rather a “user” of personal information, which is not subject to this review.

Notwithstanding the foregoing, on December 24, 2021, the CSRC, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (4) if, in the past three years, applicants’ domestic enterprises or controlling shareholders, de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. The Draft Rules Regarding Overseas Listings, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all.

If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we have obtained CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If prior CSRC approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the CSRC approval in the future, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, causing significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause the Ordinary Shares to significantly decline in value or become worthless.

In conclusion, the Company, our PRC subsidiary and the VIE and its subsidiaries have received all required permissions from PRC authorities and there is no permission which has been denied. But given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. If it is determined in the future that any approval from the CSRC, the CAC or other PRC regulatory agencies were required for this offering, we cannot assure you that such approval could be obtained in a timely manner , or at all , which may subject us to sanctions imposed by these regulatory agencies. The regulatory agencies may impose fines or penalties on our operation in China, limit our ability to pay dividends outside of China, delay or restrict the transfer of the proceeds from this offering into China or take any other action that could have a material adverse effect on our business and financial condition. In addition, the permission requirement could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. If you engage in market trading or other activities of this offering in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

 We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Corporate Information

Our principal executive office is located at No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096. Our telephone number is 0791-88567739. Our registered office in the Cayman Islands is located at the offices of WB Corporate Services (Cayman) Ltd., of PO Box 2775, Artemis House, 67 Fort Street, Grand Cayman KY1-1111, Cayman Islands.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Ave., Suite 204, Newark, DE 19711. Our website is located at http://www.ruanyun.net. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering(1)

Securities being offered	ordinary shares on a firm commitment basis.

Initial public offering price	We estimate the initial public offering price will be between $ and $ per ordinary share.

Number of ordinary shares outstanding before this offering	60,000,000 ordinary shares.

Number of ordinary shares outstanding after this offering	ordinary shares.

Underwriters’ over-allotment option	We have granted the underwriters an option for a period of up to 45 days after the date of this prospectus to purchase up to additional ordinary shares.

Use of proceeds	We intend to use approximately 30% of the net proceeds of this offering for research and development of new products and services, approximately 25% for marketing and customer services, approximately 25% for new content creation, approximately 5% for cash reserves and approximately 15% for working capital and general corporate purposes, including, without limitation, costs to set up two additional regional offices. For more information on the use of proceeds, see “Use of Proceeds”.

Lock-up	All of our directors, officers and principal shareholders (defined as owners of 5% or more of our ordinary shares) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of six months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Representative’s warrants	Upon the closing of this offering, we will issue to Univest Securities, LLC, as representative of the underwriters, representative’s warrants in an amount equal to 1% of the aggregate number of ordinary shares sold by us in this offering.

Proposed Nasdaq symbol	We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “RYET”.

Risk factors	Investing in our ordinary shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 22.

(1) Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the representative’s warrants and is based on 60,000,000 ordinary shares outstanding as of March 31, 2022 and 2021 and as of the date of this prospectus.

The following tables present the selected condensed consolidating financial data of Ruanyun and its subsidiaries and the VIE and its subsidiaries for the years ended March 31, 2022 and 2021 and the balance sheet date as of March 31, 2022 and 2021, which were derived from our audited consolidating financial statements for those years. Ruanyun records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of Ruanyun as “Investment in subsidiaries” and the profit/loss of the subsidiaries are presented as “Income (loss) for the equity method investment” in the selected condensed consolidating statement of operations and comprehensive income (loss). Ruanyun records the consulting fees earned from the VIE and its subsidiaries as “Consulting fee income from VIE” in the consolidated statement of statement of operations and comprehensive income (loss). In preparation of the proposed public offering, Ruanyun completed a reorganization of the legal structure on April 8, 2021, including entering into a series of contractual agreements with the shareholders of Jiangxi Ruanyun (“the VIE Agreements”). Pursuant to the VIE Agreements, Ruanyun through its wholly owned subsidiary, WFOE, has the exclusive right to provide to Jiangxi Ruanyun technical support and business support services in return for a consulting fee equal to 100% of the consolidated net profits of Jiangxi Ruanyun. For the year ended March 31, 2022 , the WFOE did not recognize any consulting fee income from VIE and VIE’s subsidiaries since the commencement of the VIE Agreements as the VIE and VIE’s subsidiaries sustained a consolidated net loss in the respective period. Prior to the execution of the VIE Agreements, Ruanyun, its subsidiaries and WFOE were all inactive and therefore the balances for these entities were all 0 as of March 31, 2021 and for the year then ended and the financial positions and operating results for these period only reflected in the VIE column.

The tables below are condensed consolidating schedules summarizing separately the financial position, operations and cash flows of Ruanyun, Subsidiaries and the VIE and its subsidiaries, together with eliminating adjustments:

SELECTED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31, 2022
		$
	Ruanyun	Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated Total
Revenue	—	—	—	12,803,123	—	12,803,123
Income (loss) for the equity method investment	(42)	—	—	—	42	—
Consulting fee income from VIE and its subsidiaries(1)	—	—	—	—	—	—
Net loss	(42)	—	(42)	(739,451)	42	(739,493)
Comprehensive loss	(42)	—	(42)	(605,118)	42	(605,160)

		For the Year Ended March 31, 2021
		$
	Ruanyun	Subsidiaries	WFOE	Pre-VIE and its subsidiaries	Eliminations	Consolidated Total
Revenue	—	—	—	11,499,442	—	11,499,442
Income (loss) for the equity method investment	—	—	—	—	—	—
Consulting fee income from VIE and its subsidiaries(1)	—	—	—	—	—	—
Net Income	—	—	—	472,422	—	472,422
Comprehensive income	—	—	—	772,430	—	772,430

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

		As of March 31, 2022
		$
	Ruanyun	Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated Total
Cash	—	—	431	1,148,297	—	1,148,728
Total current assets	—	—	431	8,843,362	(473)	8,843,320
Investments in subsidiaries	—	—	—	—	—	—
Consulting fee receivable due from VIE and its subsidiaries(1)	—	—	—	—	—	—
Total non-current assets	—	—	—	2,220,524	—	2,220,524
Total Assets	—	—	431	11,063,886	(473)	11,063,844
Amounts due to subsidiaries(2)	42	—	—	—	(42)	—
Total Liabilities	42	—	473	7,387,719	(515)	7,387,719
Total Equity	(42)	—	(42)	3,676,167	42	3,676,125
Total Liabilities and Equity	—	—	431	11,063,886	(473)	11,063,844

		As of March 31, 2021
		$
	Ruanyun	Subsidiaries	WFOE	Pre-VIE and its subsidiaries	Eliminations	Consolidated Total
Cash	—	—	—	2,179,628	—	2,179,628
Total current assets	—	—	—	6,855,462	—	6,855,462
Investments in subsidiaries	—	—	—	—	—	—
Consulting fee receivable due from VIE and its subsidiaries (1)	—	—	—	—	—	—
Total non-current assets	—	—	—	1,978,469	—	1,978,469
Total Assets	—	—	—	8,833,931	—	8,833,931
Total Liabilities	—	—	—	4,552,646	—	4,552,646
Total Equity	—	—	—	4,281,285	—	4,281,285
Total Liabilities and Equity	—	—	—	8,833,931	—	8,833,931

(1) Ruanyun starts to recognize consulting fee income from the VIE and its subsidiaries after the commencement of the contractual agreements with the VIE on April 8, 2021, which equals to 100% of the consolidated net profits of the VIE. As of March 31, 2022, there were no balances for service fees charged to VIE pursuant to each exclusive business cooperation agreement with the VIE because the VIE and its subsidiaries sustained a consolidated net loss since the commencement of the VIE agreements. Ruanyun will record the consulting fee income once the VIE and its subsidiaries have consolidated net profits.

(2) It represents the elimination of the intercompany balances and investment among Ruanyun and its subsidiaries. The carrying amounts of investments in subsidiaries for their share of cumulative losses were reduced to nil as of March 31, 2022 and the carrying amounts of “amounts due to subsidiaries” were further adjusted.

SELECTED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

		For the Year Ended March 31, 2022
	Ruanyun	Subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	—	—	(42)	(2,551,711)	—	(2,551,753)
Net cash used in investing activities	—	—	—	(588,968)	—	(588,968)
Net cash provided by financing activities	—	—	467	2,049,830	—	2,050,297

		For the Year Ended March 31, 2021
	Ruanyun	Subsidiaries	WFOE	Pre-VIE and its subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	—	—	—	(1,619,828)	—	(1,619,828)
Net cash used in investing activities	—	—	—	(368,326)	—	(368,326)
Net cash provided by financing activities	—	—	—	683,288	—	683,288

The following table represents the roll-forward of the investments in subsidiaries of Ruanyun:

Balance, April 1, 2019	$—
Share of income (loss) from equity method investment	—
Other comprehensive loss from foreign currency translation adjustment	—
As of March 31, 2020	—
Share of income (loss) from equity method investment	—
Other comprehensive loss from foreign currency translation adjustment	—
As of March 31, 2021	—
Share of income (loss) from equity method investment	(42)
Additional investments in subsidiaries	42
Other comprehensive gain from foreign currency translation adjustment	—
As of March 31, 2022	$—

 RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Corporate Structure

We depend upon the Contractual Arrangements in conducting our business in China, which may not be effective in providing control over the VIE as equity ownership.

We do not hold any equity interests in Jiangxi Ruanyun, our affiliation with Jiangxi Ruanyun is managed through the Contractual Arrangements. The Contractual Arrangements allow us to have controlling financial interest in Jiangxi Ruanyun (which often hold the licenses necessary to conduct business in the PRC), which may not be effective in providing us with control over Jiangxi Ruanyun as equity control. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Jiangxi Ruanyun fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. China’s’ rapid development poses many uncertainties, including in the legal system, and such uncertainties could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

Our business is conducted through Jiangxi Ruanyun, which is considered a VIE for accounting purposes, and we, through the WFOE, are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the Contractual Arrangements. Although Jiangxi Ruanyun does not have termination rights pursuant to the Contractual Arrangements, it could terminate, or refuse to perform under, the Contractual Arrangements. Because neither we, nor our subsidiaries, own equity interests of Jiangxi Ruanyun, the termination or non-performance of the Contractual Arrangements would sever our ability to receive payments from Jiangxi Ruanyun under our current holding company structure. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, would affect the value of your investment.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. The PRC tax authorities could effectively disregard the VIE structure, resulting in increased tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We conduct our business through Jiangxi Ruanyun by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable laws and regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between the WFOE Jiangxi Ruanyun and its shareholders. We have been advised by our PRC counsel, Jingtian & Gongcheng, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with the WFOE, Jiangxi Ruanyun and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among the WFOE and Jiangxi Ruanyun and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the Contractual Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC counsel, Jingtian & Gongcheng. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries.

If any of the VIE and its subsidiaries or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of the VIE and its subsidiaries fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which we or the VIE and its subsidiaries may not be able to comply;

●	requiring us and the VIE and its subsidiaries to restructure the relevant ownership structure or operations, including termination of the Contractual Arrangements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert financial control over the VIE;

●	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business; or

●	imposing fines or confiscating the income from our PRC subsidiary or the VIE and its subsidiaries.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE that conduct substantially all of our operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to perform or sign or may breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Arrangements, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. As a result, control over, and funds due from, the VIE may be jeopardized if the shareholders of the VIE breach, or refuse to renew, the Contractual Arrangements. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure by the VIE or its shareholders to perform their obligations under the Contractual Arrangements, or any unauthorized use of indicia of corporate power or authority, would have a material adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements or if any physical instruments, such as chops and seals, or other indicia of corporate power or authority, are used without our authorization, we may have to incur substantial costs and expend additional resources to seek legal remedies under PRC laws, including specific performance or injunctive relief, and/or claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to the Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

The Contractual Arrangements are governed by PRC laws. Accordingly, any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements or could affect the validity of the Contractual Arrangements, and as a result we may not be able to exert financial control over the VIE, and our ability to conduct our business may therefore be materially adversely affected.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council of the PRC, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through the Contractual Arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through the Contractual Arrangements is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the Contractual Arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such Contractual Arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through our Contractual Arrangements. As part of these arrangements, substantially all of our assets that are significant to the operation of our business are held by our affiliated entities. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares.

Risks Related to Doing Business in China

Substantially all of our operations are located in China. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impaired by changes in laws and regulations in the PRC. The PRC government recently promulgated a series of new statements and actions to regulate business operations in China.

Further, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded. No entity in our organization is currently required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on any U.S. exchange. However, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted.

Governmental actions in China, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ordinary shares could be rendered worthless.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, particularly those entities that are located within China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

The Company’s auditor, Friedman LLP, is PCAOB registered and based in New York, New York. Under the HFCAA, the PCAOB is permitted to inspect the Company’s independent public accounting firm. However, if the PCAOB later determined that it cannot inspect or fully investigate our auditor, trading in our securities may be prohibited under the HFCAA, and, as a result, Nasdaq may determine to delist our securities.

The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, or Article 177, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council.

Our principal business operations are conducted in the PRC. In the event that the U.S. regulators carry out investigations on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our ordinary shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

Uncertainties with respect to China’s legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since the PRC legal system continues to rapidly evolve, and PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC law still restricts certain foreign investments in China, and such laws are continually evolving, as more fully described under “Regulation—Regulations Relating to Foreign Investment”. China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our Contractual Arrangements and rights, including under the Contractual Arrangements, or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect customers’ spending levels. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any shareholder loan or additional capital contribution are subject to PRC regulations. For example, loans by us or making additional capital contribution to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits, while the shareholder loan must be also registered with the SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company, or 2.5 times its net worth.

To remit the proceeds of this offering, we must take the steps legally required under the PRC laws. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund the VIE may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, including those obtained in the U.S., or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior employees reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China, including our management. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions, including the U.S., in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See “Enforcement of Liabilities”.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to the approval of the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to our PRC subsidiary must be approved by the National Development and Reform Commission, or NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could materially and adversely affect our PRC subsidiary’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material and adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off its debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 and SAFE Circular 13, and we cannot assure you that these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our Company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our Company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation of the PRC, or the SAT, issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Indirect Transfers of Assets by Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 1, 2017 and December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which was partially revised. SAT Bulletin 37 came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our Company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law, or EIT Law, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC Enterprise Income Tax Law and its implementation rules provide that an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this prospectus, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Soft Cloud Technology Limited HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Soft Cloud Technology Limited HK.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to port congestion, labor disputes, slowdowns, product regulations and/or inspections or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of transporting goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, China, could significantly increase our cost of products exported outside of China and harm our business.

The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”). If signed into law, the AHFCAA would decrease the number of non-inspection years under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before an issuer’s securities may be prohibited from trading or may be delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the Holding Foreign Companies Accountable Act. These amendments include the following:

●	The SEC now has the power to identify issuers whose auditors the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction (a “PCAOB-Identified Firm”). The SEC will provisionally identify any such issuer as a “Commission-Identified Issuer” on the SEC’s website. If such issuer does not dispute the identification within 15 business days, the SEC’s determination will be conclusive.

●	The SEC will impose an initial trading prohibition on Commission-Identified Issuers trading on national securities exchanges and over-the-counter markets. If the SEC ends the initial trading prohibition and, thereafter, the issuer is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the issuer for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a non-PCAOB-Identified Firm.

●	A Commission-Identified Issuer that is not owned or controlled by a governmental entity in the foreign jurisdiction of its PCAOB-Identified Firm must submit to the SEC documentation establishing that the issuer is not so owned or controlled.

●	A Commission-Identified Issuer that is also a foreign issuer will be required to include additional disclosures in its annual report for each year in which it is Commission-Identified Issuer, including naming its PCAOB-Identified Firm, percentage ownership by foreign governmental entities, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors or the operating entity with respect to the entity, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.

●	In addition to providing the required disclosures for the Commission-Identified Issuer, the issuer must look through any VIE or similar structure that results in additional foreign entities being consolidated in its financial statements, and provide the required disclosures about any such consolidated operating company in the relevant jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. In other words, the SOP Agreement is just the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC hindered its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Moreover, if we are identified as a Commission-Identified Issuer by the SEC pursuant to its rules implementing the Holding Foreign Companies Accountable Act, we may be subject to restrictions under such rules including prohibitions on the trading of our shares, either temporarily or indefinitely.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Risks Related to Our Business and Industry

We have a limited operating history. There is no assurance that our future operations will be profitable. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

Given our limited operating history, there can be no assurance that we can build our business such that we can continuously earn a significant profit or any profit at all. The future of our business will depend upon our ability to obtain and retain customers and when needed, obtain sufficient financing and support from creditors, while we strive to achieve and maintain profitable operations. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we undertake. There is no history upon which to base any assumption that our business will prove to be successful, and there is significant risk that we will not be able to generate the sales volumes and revenues necessary to achieve profitable operations. To the extent that we cannot achieve our plans and generate revenues which exceed expenses on a consistent basis, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our management team has limited public company experience. We have never operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our consolidated financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

The growth and success of our business depends on our ability to develop new services and products and enhance existing services and products in order to keep pace with rapid changes in technology.

The market for our services and products is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depends significantly on our ability to anticipate developments in technologies, and develop and offer new services and products to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or products we develop may not be successful in the marketplace. The development of some of the services and products may involve significant upfront investments and the failure of these services and products may result in our being unable to recover these investments, in part or in full. Further, services or products that are developed by our competitors may render our services or products uncompetitive or obsolete. Should we fail to adapt to the rapidly changing technologies or if we fail to develop suitable services and products to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning.

We operate in the intelligent learning industry, and our business model features integrating technology closely with learning to provide a more efficient and engaging learning experience. However, intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. For example, there is no guarantee that our technology will continue to be well received by the broader user and student community. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our AI-powered learning products and services become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preference, we may lose market share and our business may be materially and adversely affected.

We believe our technologies are critical to our business. Over the years, we have developed a number of core technologies to support our comprehensive suite of products and services. We also rely on technologies to build and maintain our IT infrastructure. The intelligent learning industry is subject to rapid technological changes and innovations and is affected by unpredictable product lifecycles and user preferences. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the intelligent learning industry in a timely and cost-effective manner. New technologies and solutions developed and introduced by our competitors could render our offerings less attractive or obsolete thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

We may not be effective in broadening our monetization channels.

We have developed a diversified monetization model and plan to explore additional opportunities to monetize our user base, content and technologies by, for example, offering additional technology solutions to our business customers and providing additional subscription options to users to increase their spending with us. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our users and students and their levels of spending, we will need to address a number of challenges, including providing consistently high-quality and effective learning content, products and services; continuing to innovate and stay ahead of our competitors; and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, especially if we fail to offer high-quality learning content, products and services to meet user preferences and demands, we may not be successful in increasing the number of our users and increasing their spending, which could have a material adverse impact on our business, financial condition and results of operations.

We may not be able to improve or expand our product and service offerings in a timely and cost-effective manner.

We regularly and constantly update our existing product and service offerings and develop new products, services and content to meet our users’ demands and evolving market trends. New products, services and content may not be accepted by our users as we expect, and we may not be able to introduce them as quickly as our competitors introduce competing offerings. The development of new products, services and content could be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. If we are unsuccessful in improving or expanding our product and service offerings due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could suffer.

We may be forced to reduce the prices of our services and products due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

Our industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and products and price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services and products in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services and products, all of which could lead to reduced revenues and profitability.

We generate a significant portion of our revenues from a limited number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

For the year ended March 31, 2022, three major customers accounted for 42%, 22% and 12% of our total revenues. For the year ended March 31, 2021, Jiangxi Xinhua Publishing Group accounted for 32% of our total revenues. As of March 31, 2022, three major customers accounted for 73% of accounts receivable due from third parties, with each customer representing 30%, 23% and 21% of the accounts receivable balance, respectively. As of March 31, 2021, two major customers accounted for 68% of accounts receivable due from third parties, with each customer representing 45% and 23% of the accounts receivable balance, respectively. We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a number of major customers.

Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, especially since we are generally not our customers’ exclusive technology services provider and we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The services and products we provide to our customers, and the revenues and income from those services and products, may decline or vary as the type and quantity of services and products we provide changes over time. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include organization restructuring, pricing pressure, changes to its technology strategy, switching to another services provider or returning work in-house. The loss of any of our major customers could adversely affect our financial condition and results of operations.

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business.

For the year ended March 31, 2022, one vendor accounted for 11% of our total purchases. For the year ended March 31, 2021, no vendor accounted for more than 10% of our total purchases. As of March 31, 2022, three vendors accounted for 15%, 15% and 11% of our accounts payable, respectively. As of March 31, 2021, three vendors accounted for 49%, 19% and 15% of our accounts payable, respectively. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented or delayed in obtaining products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

Users may decide not to use our products and services for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our offerings, which may adversely affect our business, financial condition and results of operation.

The success of our business depends on our ability to deliver a high-quality learning experiences and help users and students achieve their learning objectives. We may not always be able to meet our users’ and students’ expectations i due to a variety of reasons, many of which are outside of our control. We may face increased user dissatisfaction due to our users’ perceptions of our failure to help them achieve their anticipated goals, their overall dissatisfaction with the quality of our offerings. These factors may contribute to reduced user engagement and increased challenges in attracting prospective users and students, all of which may materially and adversely affect our business, financial condition and results of operations.

We cannot assure you that we will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject us to liabilities and cause damages to our reputation.

Although we implement various monitoring procedures to identify and remove inappropriate or illegal content, we cannot assure you that there will be no inappropriate or illegal content included in our content offerings including, for example, our quiz banks and content generated and uploaded to our online platforms by our users and students. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of the content offerings violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our content offerings could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

We face competition which could lead to pricing pressure and loss of market share and materially and adversely affect our business, financial condition and results of operations.

We operate in the competitive intelligent learning industry and are faced with competition in our business, including competition for users, technology and talent. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm its business and results of operations. We compete for customers primarily on the basis of our brand name, price and the range of products and services that we offer. Across our business, we face competitors who are constantly seeking ideas which will appeal to customers and introducing new products and services that compete with our products and services. Many of our competitors may have competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers and customers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do. We cannot assure that we will be able to successfully compete against new or existing competitors. If we fail to maintain our reputation and competitiveness, customers demand for our products could decline.

In addition to existing competitors, new participants with a popular product or service idea could gain access to customers and become a significant source of competition in a short period of time. These existing and new competitors may be able to respond more rapidly than us to changes in customer preferences. Our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability. We face competition from state-owned enterprises.

If we fail to increase our brand recognition, we may face difficulty in obtaining new customers.

Although we believe our brand is recognized in the PRC, we still believe that maintaining and enhancing our brand recognition (especially with respect to recognition from regional educational authorities) in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

Our revenues and results of operations are affected by seasonal trends.

Our business is affected by seasonal trends. The Company’s government procurement businesses (such as SmartExam® platform, SmartHomework® platform) are affected by seasonality, mainly in that the government usually purchases in the third and fourth quarters. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

Any failure to offer high-quality customer support may adversely affect our relationships with our customers.

Our ability to retain existing customers and attract new customers depends on our ability to maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our services effectively and to help them to resolve issues quickly and to provide ongoing support. If we are unable to hire and train sufficient support resources or are otherwise unsuccessful in assisting our customers effectively, it could adversely affect our ability to retain existing customers and could prevent prospective customers from adopting to our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase our costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations and financial condition.

Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would reduce visitor traffic and may materially and adversely affect our business, reputation, financial condition and results of operations.

The proper functioning of our technology infrastructure is essential to our business. We heavily rely on our technology infrastructure to operate our business. We may encounter problems when upgrading our technology infrastructure including our online platform, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire customer base. Therefore, our technology infrastructure may not function properly if we fail to detect or solve technical errors in a timely manner. In addition, our systems are potentially vulnerable to damage or interruption as a result of natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. These and other events may lead to the unavailability of the interruption of online course delivery, the availability of our tools and services, or other events which would affect our operations. If we experience frequent or persistent service disruptions, our reputation may be damaged and our students or users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

Incorrect or improper implementation or use of our services and products could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

We must often assist our customers in achieving successful implementations of our services and products, which we do through our technical support services. If our customers are unable to implement our services and products successfully, or unable to do so in a timely manner, customer perceptions of our services and products may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services and products or not to expand their use of our services and products. Our customers may need training in the proper use of and the variety of benefits that can be derived from our services and products to maximize their benefits. If our services and products are not effectively implemented or used correctly or as intended, or if we fail to adequately train on how to efficiently and effectively use our services and products, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

We are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business. If we do not maintain our licenses (such as Publication Business License (License No. 20477), Qualification Certificate for Confidential Information System Integration, and Value-Added Telecommunications Business License of the People’s Republic of China) or other qualifications to provide our services and products, we may not be able to provide services and products to existing customers or be able to attract new customers and could lose revenues, which could have a material adverse effect on our business and results of operations.

If our new enhancements to our services and products do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new enhancements of our services and products to incorporate additional features, improve functionality or other enhancements in order to meet rapidly evolving demands. When we develop an enhancement to our services and products, we typically incur expenses and expend resources upfront to develop, market and promote the new enhancements. Therefore, when we develop and introduce new enhancements to our services and products, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. If our new enhancements to our services and products do not garner widespread market adoption and implementation, our growth prospects, future financial results and competitive position could suffer.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business, results of operations, and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our services and products at any time and within an acceptable amount of time. We may in the future experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our services and products become more complex. If our services and products are unavailable or if our customers are unable to access features of our services within a reasonable amount of time or at all, our business would be negatively affected.

We may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of our data center providers, is compromised, our services are unavailable or our customers are unable to use our services within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, we expect that we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our service performance, especially during peak usage times, as the features of our services become more complex and the usage of our services increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our services, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base and otherwise harm our business, results of operations, and financial condition.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of significant amounts of data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. We could also be subject to breaches of security by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation— Regulations Relating to Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, pursuant to the Cybersecurity Law of the PRC which became effective on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. On December 28, 2021, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the CAC released the Measures for Cybersecurity Review which took effect and replace the existing Measures for Cybersecurity Review. on February 15, 2022. The newly promulgated Measures for Cybersecurity extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. Further, it is required that any online platform operator with more than 1 million users’ personal information data shall apply for a mandatory cybersecurity review with the Cybersecurity Review Office prior to its listing in a “foreign country.” As of the date of this prospectus, the actual number of users’ personal information used by the VIE and its subsidiaries is well below one million With the expansion of our business in the future, the number of user’s personal information will increase, but the personal information would mainly come from government terminal (hereinafter referred to as “G terminal”) procurement and education technology companies (hereinafter referred to as “B terminal”) procurement and C terminal self-payment. The C terminal users are authorized by the G terminal, and the VIE will sign authorization agreements related to teacher and student users’ personal information while expanding G/B terminal users. Therefore, both now and in the future, the VIE will not have more than 1 million users’ personal information, and does not belong to any of the enterprises that need to apply for a mandatory cybersecurity review as stipulated in the “the Measures for Cybersecurity Review In general, we believe we are compliant with all the regulations or policies that have been issued by CAC to date, which could have a material adverse effect on our business. However As a data driven artificial intelligence, or A.I., technology company focused on kindergarten through year twelve, or K-12 education in China, and we could be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if we are found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Further, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We have been taking and will continue to take reasonable measures to comply with such announcement and provisions; however, as the announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law. After the Data Security Law takes effect, if our data processing activities are found to not be in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CA. As the VIE and its subsidiaries do not engage in any operation of information in infrastructure or involve the process of personal data of more than 1,000,000 individual, and have not provided over 100,000 individual’s personal information or over 10,000 individual’s sensitive personal information since January 1 of the last years abroad, further, the PRC entities have not involved the “important data” under the Security Assessment Measures for Outbound Data Transfer. Therefore, the VIE and its subsidiaries are currently not subject to the data cross-border security assessment. However, if such assessment is required in the future, we cannot assure you that we will complete the relevant procedure on a timely basis.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which were made available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings of China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

If we are qualified as a tutoring institution under the Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education (the “Opinions”) in the future, our business, financial condition and results of operations could be adversely affected due to the great uncertainties about how the policy will be implemented.

We are a big data technology company centering on test question database establishment and score evaluation, mainly serving competent authorities of education and public schools (hereinafter referred to as “G terminal”), B-terminal education (technology companies mainly providing API authorization service), and C-terminal students and parent users imported through G/B terminal users. Through AI technology, we can help students and teachers to reduce the burden of teaching and learning, help students reduce the burden of study and after-school tutoring. We do not operate any online or offline tutoring courses, so we are not qualified as a tutoring institution affected by the Opinions. There is no risk factor associated with it currently, but we cannot promise we will not be qualified as such tutoring institution in the future due to lack of detailed rules and plans for policy implementation. If that is the case, our business, financial condition and results of operations could be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to several parts of the world. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and several other parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts;

●	the business operations of our distributors have been and could continue to be negatively impacted by the outbreak, which may negatively impact our distribution channel, our services will be provided free of charge due to the impact of COVID-19, and as a result, we predict that the number of customers will increase, but the revenue may decrease which may in turn materially adversely affect our financial condition and operating results; and

●	any disruption of our customers could adversely impact our business and results of operations.

Since the outbreak of the COVID-19 pandemic in late January 2020, in the 2020 year we experienced temporary disruptions to our business operations, such as temporary closures of our office facilities. During this period, the COVID-19 pandemic resulted in temporary school closures and consequently negatively affected our SmartExam® Solution and SmartHomework® Solution platform development business. Despite such impacts, the COVID-19 pandemic did not materially adversely impact our financial performance as a whole for the 2022 year, which was evidenced by our financial condition including revenue and profitability in 2022 as compared to the same period in 2021. Nevertheless, any potential impact to our business will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. In addition, there is no guarantee that our total revenues will grow or remain at a similar level. We may have to record downward adjustments or impairment in the fair value of investments, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties. See “Certain Relationships and Related Party Transactions”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related parties may not align with the interests of our shareholders. Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. Conflicts of interests may arise when we transact business with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our current products in new and existing markets, as well as our ability to develop new products and services to serve such markets. To the extent that competitors develop competitive products and services, or new products or services that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, if regulatory approvals for new products or services may be required, these approvals may not be obtained in a timely or cost-effective manner, adversely impacting our business prospects.

If we are unable to conduct sales and marketing activities cost-effectively, our business, financial condition and results of operations may be materially and adversely affected.

We rely on our sales and marketing efforts to enlarge our user base and drive the growth of our paying users. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s intelligent learning industry are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our net revenues to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

We may be the subject of detrimental conduct by third parties such as our competitors, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation.

We may be the target of anti-competitive, harassing or other detrimental conduct by third parties including our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted online by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business.

Changes in demand for our products, services and business relationships with key customers and vendors may negatively affect operating results.

To achieve our objectives, we must develop and sell products that are subject to the demands of our customers. This is dependent on several factors, including managing and maintaining relationships with key customers, responding to the rapid pace of technological change and obsolescence, which may require increased investment by us or result in greater pressure to commercialize developments rapidly or at prices that may not fully recover the associated investment, and the effect on demand resulting from customers’ research and development, capital expenditure plans and capacity utilization. If we are unable to keep up with our customers’ demands, our sales, earnings and operating results may be negatively affected.

Our future success depends in part on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team listed in the section entitled “Management” located elsewhere in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee could adversely affect our business.

We may need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of March 31, 2022, we had 186 full-time employees and 21 part-time employees which signed part-time labor contracts with Jiangxi Ruanyun and its subsidiaries and all of whom were located in China. As we continue to grow, we also expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products and services, developing new products and services and increasing our targeting of certain markets in China. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

The State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its appendices. These regulations require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our Company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our Company, or prevent us from contributing additional capital into our PRC subsidiary. As a result, the VIE and its subsidiaries and our ability to make distributions to you could be materially and adversely affected. In addition, non-U.S. shareholders may experience unfavorable tax consequences if such non-U.S. shareholders are determined to be a resident enterprise for PRC tax purposes. See “Regulations - Regulations on Tax in the PRC” and “Material Income Tax Considerations - PRC Taxation” for further information.

As of March 31, 2022, to our knowledge, 28 of our shareholders had registered according to SAFE Circular 37. The registration of foreign exchange return investment has been completed.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws in the future, we may be subject to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

In addition to the proceeds to be raised in this offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding ordinary shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. We cannot guarantee that we will be able to raise proceeds in this offering or obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, copyrights, trademarks, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining patents, copyrights, trademarks, trade secrets and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot provide any assurances that any of our patents have, or that any of our future pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

●	any of our patents, or any of our future pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

●	any of our future pending patent applications will be issued as patents;

●	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

●	we were the first to make the inventions covered by each of our patents and future pending patent applications;

●	we were the first to file patent applications for these inventions;

●	others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;

●	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

●	we will develop additional proprietary technologies or products that are separately patentable; or

●	our commercial activities or products will not infringe upon the patents of others.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

Our commercial success will depend in part on not infringing the patents or copyrights, or otherwise violating the other proprietary rights, of others. Significant litigation regarding patent rights and copyright rights occur in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in China and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

●	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

●	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

●	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

●	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

●	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

●	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely on copyright, patent, trade secret, and trademark protection as well as confidentiality agreements with our employees, consultants and third parties, and we may in the future rely on additional intellectual property protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to our Ordinary Shares and this Offering

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of and for the years ended March 31, 2022 and 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management’s assessment on our internal control over financial reporting in our second required annual report on Form 20-F after completion of this offering. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

There has been no prior public market for our ordinary shares and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may never develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our ordinary shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our ordinary shares.

We expect that the price of our ordinary shares will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the initial public offering price.

The initial public offering price for our ordinary shares sold in this offering is determined by negotiation between the representative of the underwriters and us. This price may not reflect the market price of our ordinary shares following this offering. In addition, the market price of our ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	the volume and timing of sales of our products;

●	the introduction of new products or product enhancements by us or others in our industry;

●	disputes or other developments with respect to our or others’ intellectual property rights;

●	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

●	product liability claims or other litigation;

●	quarterly variations in our results of operations or those of others in our industry;

●	media exposure of our products or of those of others in our industry;

●	changes in governmental regulations or in reimbursement;

●	changes in earnings estimates or recommendations by securities analysts; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our ordinary shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following this offering. If the market price of our ordinary shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case the liquidity and market price of our ordinary shares could decline.

Assuming our ordinary shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our ordinary shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our ordinary shares;

●	reduced liquidity for our ordinary shares;

●	a determination that our ordinary shares are “penny stock”, which would require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our ordinary shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our ordinary shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $ per share, representing the difference between our assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and our pro forma as adjusted net tangible book value per share as of March 31, 2022. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our ordinary shares. Immediately after this offering, we will have outstanding ordinary shares, based on the number of ordinary shares outstanding as of March 31, 2022, assuming no exercise of the underwriters’ over-allotment option. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing shareholders. Of that amount, shares are currently restricted as a result of securities laws and/or lock-up agreements, but will be able to be sold after the closing of this offering, subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act. See “Shares Eligible for Future Sale.”

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, control approximately 70.08% of our ordinary shares. After this offering, our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, will control approximately % of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control our management and affairs and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.

We intend to use approximately 30% of the net proceeds of this offering for research and development of new products and services, approximately 25% for marketing and customer services, approximately 25% for new content creation, approximately 5% for cash reserves and approximately 15% for working capital and general corporate purposes, including, without limitation, costs to set up two additional regional offices. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our ordinary shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore SPVs that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a SPV seeking CSRC approval of its overseas listings. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel, Jingtian & Gongcheng, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ordinary shares on Nasdaq because (i) we established our WFOE by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (ii) no provision in the M&A Rules classifies the contractual arrangements under the Contractual Arrangements as a type of acquisition transaction falling under the M&A Rules.

However, Jingtian & Gongcheng has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as Jingtian & Gongcheng, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ordinary shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ordinary shares.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets were released by the CSRC for public consultation. While such rules have not yet come into effect as of the date of this prospectus, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On December 24, 2021, the CSRC and relevant departments of the State Council published the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers.

The Draft Rules Regarding Overseas Listing, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

The Draft Rules Regarding Overseas Listings, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us, and we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

Economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain geographically mobile activities which attract profits without real economic activity in the jurisdiction in which they are incorporated. With effect from January 1, 2019, the Cayman Islands Government enacted the International Tax Co-operation (Economic Substance) Act (as amended from time to time) (the “Substance Act”) introducing certain economic substance requirements for “relevant entities” which are engaged in “relevant activities” and receives “relevant income”. To support the Substance Act, the Cayman Islands Tax Information Authority (“TIA”) has issued Guidance in relation to Economic Substance for Geographically Mobile Activities in relation to the Substance Act in accordance with section 5 of the Substance Act (the “Guidance Notes”, as amended from time to time). The term “relevant entity” is defined under the Substance Act to mean:

(a)	a company, other than a domestic company, that is (i) incorporated under the Companies Act (as amended) of the Cayman Islands, or (ii) a limited liability company registered under the Limited Liability Companies Act (as amended) of the Cayman Islands;
(b)	a partnership as defined under section 3 of the Partnership Act (as amended) of the Cayman Islands, except where the partnership is a local partnership;
(c)	an exempted limited partnership as defined under section 2 of the Exempted Limited Partnership Act (as amended) of the Cayman Islands;
(d)	a foreign limited partnership registered under section 42 of the Exempted Limited Partnership Act (as amended) of the Cayman Islands;
(e)	a limited liability partnership that is registered in accordance with the Limited Liability Partnership Act (as amended) of the Cayman Islands; and
(f)	a company that is incorporated outside of the Islands and registered under the Companies Act (as amended) of the Cayman Islands,

but does not include:

(a)	an investment fund; or
(b)	an entity that is tax resident out of the Cayman Islands.

For Cayman Islands law purposes, the Company falls within the definition of a “relevant entity”, as per subparagraph (a) above.

There are nine “relevant activities” under the Substance Act, which are banking business, distribution and service center business, financing and leasing business, fund management business, headquarters business, holding company business, insurance business, intellectual property business, or shipping business. Based on the current structuring of the Company, under the Substance Act, the Company can be classified as conducting “holding company business”. Holding company business means the business of being a “pure equity holding company”. Pure equity holding company means a company that only holds equity participations in other entities and only earns dividends and capital gains. A relevant entity (such as the Company) that is only carrying on a relevant activity that is the business of a pure equity holding company is subject to a reduced economic substance test under the Substance Act. The Company will satisfy this reduced economic substance requirement if the relevant entity (i.e. the Company) confirms that (a) it has complied with all applicable filing requirements under the Companies Act (as amended) in the Cayman Islands and (b) it has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. The Guidance Notes have interpreted how limb (b) of the reduced economic substance test as applicable to legal entities that conduct holding company business is satisfied. The Guidance Notes makes it clear that a pure equity holding company maintaining a registered office in the Cayman Islands and engaging its registered office service provider in accordance with the Companies Act (as amended) in the Cayman Islands may be able to satisfy these reduced economic substance requirements in the Cayman Islands, depending on the level and complexity of activity required to operate its business. Every company in the Cayman Islands, including the Company, will have a relationship with its registered office and as such is able to satisfy limb (b) in addition to complying with the statutory obligations under the Companies Act (as amended) of the Cayman Islands as required by limb (a). In consequence, the Company would, at present, satisfy the reduced economic substance test as required under the Substance Act. Since the Company is considered to be a legal entity and conducting a relevant activity it will need to provide information to the TIA. The Company will need to notify the TIA annually of: (a) whether or not it is carrying on a relevant activity, (b) if it is carrying on a relevant activity, whether or not it is a relevant entity, (c) in the case of an entity that is carrying on a relevant activity and is tax resident in a jurisdiction outside the Cayman Islands and if so, shall provide appropriate evidence to support the information provided in the notification as may be reasonably required by the TIA. A relevant entity that is carrying on a relevant activity and receiving relevant income is required to satisfy the substance test must prepare and submit to the TIA an economic substance return annually for the purpose of the TIA’s determination whether the substance test has been satisfied in relation to that relevant activity. Compliance with the reduced substance requirements is unlikely to be onerous for the Company and at present subject to any change in the Substance Act or the Guidance Notes, the Company is complying with the reduced economic substance test.

Although it is presently anticipated that the Substance Act will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. However, any person, by making payment of the fee specified in the Companies Act, is entitled to the rights to inspect the particulars set out in Schedule 1A of the Companies Act and the inspection shall be subject to such conditions as the Registrar of Companies may impose. Our amended and restated memorandum and articles of association, or our post-offering memorandum and articles of association, will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. It is expected that our directors will have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act (2021 Revision) (as amended) of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

We are a foreign private issuer with the meaning of the rules under the Exchange Act, and as such we are exempted from certain provisions of the securities rules and regulations in the United States that are applicable to the United States domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. For example, we are not required to have a majority of the board consisting of independent directors, and not required to have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation— Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates and conclusions drawn by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the emerging industry in China in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary shares in this offering will be approximately $ after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, based on the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus). If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $ , after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $ , assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering by $ , assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

●	approximately 30% for R&D of new products and services;

●	approximately 25% for marketing and customer services;

●	approximately 25% for new content creation;

●	approximately 5% for cash reserves; and

●	approximately 15% for working capital and general corporate purposes, including, without limitation, costs to set up two additional regional offices.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

DIVIDEND POLICY

Our board of directors may from time to time pay interim dividends, or make such distributions out of the Company’s share premium account, subject to certain requirements of Cayman Islands law. In addition, our shareholders may in a general meeting declare dividends, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Notwithstanding the above, we have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

We are a holding company incorporated in the Cayman Islands. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our WFOE, Rollingthunder Technology (Jiangxi) Co., Ltd.

Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, WFOE and the VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiary and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Taxation — PRC Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Soft Cloud Technology Limited to WFOE, pursuant to Contractual Arrangements between them, and the distribution of such payments to Soft Cloud Technology Limited HK as dividends from our PRC subsidiary. Certain payments from our Soft Cloud Technology Limited to WFOE are subject to PRC taxes, including VAT. In addition, if Soft Cloud Technology Limited or our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the twelve consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Soft Cloud Technology Limited HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Soft Cloud Technology Limited HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Soft Cloud Technology Limited HK. See “Risk Factors- There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2022 on:

●	an actual basis; and

●	a pro forma as adjusted basis to give effect to the sale of ordinary shares in this offering at the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidating Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2022
	Actual $	Pro Forma As Adjusted (1) $

Short-term bank loans	$4,559,738	$
Ordinary shares, $0.0001 par value per share: 10,000,000,000 shares authorized; 60,000,000 shares issued and outstanding; shares issued and outstanding pro forma	6,000
Additional paid-in capital	15,210,301
Accumulated deficit	(12,050,550)
Accumulated other comprehensive income	587,345
Total shareholders’ equity	3,753,096
Non-controlling interest	(76,971)
Total equity	3,676,125
Total capitalization	$8,235,863

(1) Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $ . For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of total capitalization by $ , assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $ , assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of March 31, 2022, we had a historical net tangible book value of $ , or $ per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of ordinary shares outstanding as of March 31, 2022.

After giving effect to the sale of ordinary shares in this offering at the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2022 would have been $ , or $ per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $ per ordinary share to existing investors and immediate dilution of $ per ordinary share to new investors. The following table illustrates this dilution to new investors purchasing ordinary shares in this offering:

	Post- Offering (1)	Full Exercise of Over- allotment Option (2)
Assumed initial public offering price per ordinary share	$	$
Net tangible book value per ordinary share as of March 31, 2022	$	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$	$
Pro forma as adjusted net tangible book value per ordinary share after this offering	$	$
Dilution per ordinary share to new investors in this offering	$	$

(1)	Assumes that the underwriters’ over-allotment option has not been exercised.
(2)	Assumes that the underwriters’ over-allotment option has been exercised in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2022 after this offering by approximately $ per ordinary share, and would increase (decrease) dilution to new investors by $ per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million ordinary shares in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2022 after this offering by approximately $ per ordinary share, and would increase (decrease) dilution to new investors by approximately $ per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after this offering would be $ , the increase in net tangible book value per ordinary share to existing shareholders would be $ , and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $ .

The table and discussion above is based on 60,000,000 ordinary shares outstanding as of March 31, 2022.

To the extent that we issue additional ordinary shares in the future, there will be further dilution to new investors participating in this offering.

EXCHANGE RATE INFORMATION

Our reporting currency is U.S. dollars. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is U.S. dollars. The functional currency of the Company’s PRC subsidiaries, the VIE and its subsidiaries is RMB. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. The consolidated financial statements are translated from the functional currency to the reporting currency, USD. We use the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, except for equity, respectively. For equity items, we used the historical exchange rate to translate the equity items from functional currency to reporting currency. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ deficits. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The consolidated balance sheet amounts, with the exception of equity, at March 31, 2022 and 2021 were translated at RMB 6.3393 to $1.00 and RMB 6.5518 to $1.00 , respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and comprehensive income(loss) and cash flows for the years ended March 31, 2022 and 2021 were RMB 6.4180 to $1.00 and RMB 6.7834 to $1.00 respectively.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

Ruanyun Edai Technology Inc., or Ruanyun, is a holding company and was incorporated in the Cayman Islands on March 11, 2021. Ruanyun, through its consolidated subsidiaries, the VIE, and the VIE’s subsidiaries, is primarily engaged in providing online academic exercise question banks with A.I. capabilities, online classes and homework, and on-demand lectures and evaluations that cover all K-12 subject fields and grade levels. Our principal operations and geographic markets are mainly in the PRC. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries, the VIE and its subsidiaries in China. We receive the economic benefits of the VIE and its subsidiaries’ business operations through the Contractual Arrangements. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies affect the validity of the Contractual Arrangements or could limit our ability to enforce the Contractual Arrangements. As a result, we may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. Our position of being the primary beneficiary of the VIE and its subsidiaries also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. As of the date of this prospectus, we believe that the agreements on the authorization to exercise shareholders’ voting power are valid and legally enforceable. See “Risk Factors-Risks Related to our Corporate Structure” for further information. Ordinary shares offered in this offering are shares of our offshore holding company instead of shares of the VIE or VIE subsidiaries in China.

Reorganization

On March 11, 2021, Ruanyun was incorporated with limited liability under the laws of the Cayman Islands. On December 24, 2020, Soft Cloud Technology Limited, or Soft Cloud, was established in accordance with the law and regulations of Hong Kong and subsequently become the wholly-owned subsidiary of Ruanyun. Soft Cloud is a holding company and holds all the equity interests of Rollingthunder Technology (Jiangxi) Co., Ltd, or the WFOE, which was established in the PRC on January 19, 2021. Jiangxi Ruanyun Technology Co., Ltd., or Jiangxi Ruanyun, was established on March 27, 2012 under the laws of the PRC. The main operations of Jiangxi Ruanyun include a focus on A.I. database and testing center development. Jiangxi Ruanyun formed the following subsidiaries subsequent to its establishment:

●	Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch) (“Shenzhen Ruanyun”), a company incorporated on March 27, 2017 in the PRC. It is a branch office of Jiangxi Ruanyun and mainly operating an A.I database.

●	Jiangxi Alphabet Technology Co., Ltd. (“Jiangxi Alphabet”), a company incorporated on February 21, 2017 in the PRC. It is a 70% subsidiary of Jiangxi Ruanyun and mainly operates in paperless testing center development.

●	Jiangxi Jiaotou Technology Co., Ltd., or Jiangxi Jiaotuo, a company incorporated on December 31, 2020 in the PRC. Jiangxi Ruanyun has 65% equity interest in Jiangxi Jiaotuo, which mainly operates in personalized homework book development.

●	Jiangxi Huizuoye Technology Co., Ltd., or Jiangxi Huizuoye, a company incorporated on April 8, 2021 in the PRC. Jiangxi Ruanyun has 51% equity interest in Jiangxi Huizuoye, which mainly operates in electronic publications.

On April 8, 2021, WFOE entered into a series of contractual arrangements with Jiangxi Ruanyun and its shareholders, which allow Ruanyun to have controlling financial interest in Jiangxi Ruanyun (the “VIE”). Under the United States generally accepted accounting principle (“US GAAP”), Ruanyun was deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. These contractual arrangements include an Exclusive Equity Interests Purchase Agreement, an Equity Interests Pledge Agreement, Powers of Attorney and an Exclusive Technical Consultation and Service Agreement (collectively “VIE Agreements”). Ruanyun together with its wholly-owned subsidiary Soft Cloud, and its subsidiary, WFOE and the VIE and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The charts below summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries as of the date of this prospectus and upon completion of this offering:

Name	Background	Ownership
Soft Cloud Technology Limited	A Hong Kong company formed on December 24, 2020	100% owned by Ruanyun Edai Technology Inc.
Rollingthunder Technology (Jiangxi) Co., Ltd.	A PRC company formed on January 19, 2021	100% owned by Soft Cloud Technology Limited
Jiangxi Ruanyun Technology Co., Ltd.	A PRC company formed on March 27, 2012	VIE of Rollingthunder Technology (Jiangxi) Co., Ltd
Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch)	A PRC company formed on March 27, 2017	100% owned by Jiangxi Ruanyun Technology Co., Ltd.

Jiangxi Alphabet Technology Co., Ltd.	A PRC company formed on February 21, 2017	70% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Jiaotou Technology Co., Ltd.	A PRC company formed on December 31, 2020	65% owned by Jiangxi Ruanyun Technology Co., Ltd.
Jiangxi Huizuoye Technology Co., Ltd.	A PRC company formed on April 8, 2021	51% owned by Jiangxi Ruanyun Technology Co., Ltd.

Contractual Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, we operate substantially all of our business through certain PRC domestic companies. As such, Jiangxi Ruanyun is controlled through the Contractual Arrangements, in lieu of any direct or indirect equity ownership by Ruanyun or any of its subsidiaries, which were signed on April 8, 2021.

Despite the lack of equity ownership, Ruanyun controls the VIE’s financial interest through the Contractual Arrangements. The equity interests of the VIE are legally held by PRC individuals, or the Nominee Shareholders. Through the Contractual Arrangements, the Nominee Shareholders effectively assign all their voting rights underlying their equity interests in the VIE to Ruanyun, and therefore, Ruanyun has the power to direct the activities of the VIE that most significantly impact economic performance. Ruanyun also has the right to receive economic benefits from the VIE. Based on the above, Ruanyun consolidates the accounts of the VIE in accordance with Regulation S-X-3A-02 promulgated by the SEC and Accounting Standards Codification, or ASC, Topic 810-10, Consolidation: Overall.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Equity Interests Purchase Agreement

Pursuant to the Exclusive Equity Interests Purchase Agreement entered into amongst Jiangxi Ruanyun, the Nominee Shareholders and the WFOE, the Nominee Shareholders granted the WFOE or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in Jiangxi Ruanyun at its sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE to the extent permitted under PRC laws. In addition, Jiangxi Ruanyun and the Nominee Shareholders have agreed that without prior written consent of the WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in Jiangxi Ruanyun. The term of the agreement is ten years and can be extended by another ten years by the WFOE.

Equity Interests Pledge Agreement

Pursuant to the Equity Interests Pledge Agreement entered into amongst the WFOE and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in Jiangxi Ruanyun to the WFOE as collateral to secure their obligations. If the Nominee Shareholders breach their respective contractual obligations under the share pledge agreement, the WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in Jiangxi Ruanyun without prior consent of the WFOE. The Equity Interests Pledge Agreement will remain effective until all the obligations have been satisfied in full. Ruanyun has completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Powers of Attorney

Pursuant to the Powers of Attorney entered into amongst the WFOE, Jiangxi Ruanyun, and the Nominee Shareholders, each Nominee Shareholder appointed the WFOE to act on behalf of the Nominee Shareholder as exclusive agent and attorney with respect to all matters concerning the shareholding including, but not limited to, (1) calling and attending shareholders’ meetings of Jiangxi Ruanyun; (2) exercising all the shareholders’ rights, including voting rights; and (3) appointing at its sole discretion a substitute or substitutes to perform any or all of its rights. The powers of attorney remain irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains a shareholder of Jiangxi Ruanyun unless the WFOE issues adverse instructions in writing.

Exclusive Technical Consultation and Service Agreement

Pursuant to the Exclusive Technical Consultation and Service Agreement entered between the WFOE and Jiangxi Ruanyun, the WFOE or its designated entities affiliated with it has the exclusive right to provide Jiangxi Ruanyun with technical support and business support services in return for fees equal to 100% of the consolidated net profits of Jiangxi Ruanyun. The WFOE has sole discretion in determining the service fee charged under this agreement. Without the WFOE’s prior written consent, Jiangxi Ruanyun shall not, directly or indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the shares of Jiangxi Ruanyun to the WFOE and/or a third party designated by the WFOE.

We believe the Contractual Arrangements are in compliance with the current PRC laws and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit our ability to enforce the Contractual Arrangements. As a result, we may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. Our position of being the primary beneficiary of the VIE and its subsidiaries also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. We believe that the agreements on the authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, we may be subject to fines or other actions. See “Risk Factors-Risks Related to our Corporate Structure” for further information. We believe the possibility that we will no longer be able to control and consolidate the VIE as a result of the aforementioned risks is remote.

Based on the foregoing Contractual Arrangements, we account for Jiangxi Ruanyun as a VIE. We have the power to direct the activities of Jiangxi Ruanyun and become the primary beneficiary of Jiangxi Ruanyun for accounting purposes through such Contractual Arrangements, which are less effective than direct ownership. Our power to direct the of Jiangxi Ruanyun and our position of being the primary beneficiary of Jiangxi Ruanyun for accounting purposes are limited to the conditions that we met for consolidation of Jiangxi Ruanyun under U.S. GAAP. Such conditions include that (i) we have the power to direct the activities that could most significantly affect the economic performance of Jiangxi Ruanyun, and (ii) we are entitled to receive benefits from Jiangxi Ruanyun that could potentially be significant to Jiangxi Ruanyun. Accordingly, we consolidate the accounts of Jiangxi Ruanyun for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC Topic 810-10, Consolidation: Overall. Only if we meet the aforementioned conditions to be the primary beneficiary of Jiangxi Ruanyun under U.S. GAAP, we will consolidate Jianxi Ruanyun and Jiangxi Ruanyun will be treated as our consolidated affiliated entities for accounting purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our selected consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of operations for the years ended March 31, 2022 and 2021, and the summary consolidated balance sheet data as of March 31, 2022 and 2021 are derived from our audited consolidated financial statements for those years, which have been prepared in accordance with U.S. GAAP and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	For the Years Ended March 31,
	2022	2021
Consolidated Statements of Operations:
Total revenues, net	12,803,123	11,499,442
Cost of revenues	(7,180,326)	(7,614,950)
Gross profit	5,622,797	3,884,492
Operating expenses	(6,400,631)	(3,875,411)
(Loss) income from operations	(777,834)	9,081
Total other income, net	38,341	463,341
(Loss) income before income tax	(739,493)	472,422
Income tax expenses	—	—
Net (loss) income	(739,493)	472,422
(Loss) earnings per share, basic and diluted	(0.01)	0.01
Weighted average number of ordinary shares outstanding	60,000,000	60,000,000

	March 31,
Consolidated Balance Sheet Data:	2022	2021

Current assets	8,843,320	6,855,462
Total assets	11,063,844	8,833,931
Current liabilities	7,387,719	4,481,379
Total liabilities	7,387,719	4,552,646
Total shareholders’ equity	3,753,096	4,347,060
Non-controlling interest	(76,971)	(65,775)
Total equity	3,676,125	4,281,285

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a data driven A.I. technology company focused on K-12 education in China. We bring technology to schools and are committed to reforming the traditional Chinese education and learning model by facilitating schools, teachers and students with new teaching, learning, and assessment methods in the A.I. era.

We currently sell our products and services through two primary product lines, namely our SmartExam® solution and SmartHomework® solution. Our SmartExam® solution helps deliver China’s Academic Proficiency Assessment test, which is required in China for obtaining a high-school diploma, in computer-based format. Our SmartHomework® solution delivers personalized learning solutions for students to study more effectively. Teachers can adjust instructions for students based on their specific needs.

Since inception, our online academic exercise question bank has accumulated more than 10 billion test data generated by approximately 13.7 million students from more than 26,000 schools and we have issued approximately 214 million evaluation reports. With the continuous collection and analyzing of students' online learning data, our A.I. algorithms are constantly expanding and upgrading, reaching an evaluation accuracy rate of 97%, allowing us to provide students with tailored and effective learning strategies.

Our net revenue grew from $11,499,442 for the year ended March 31, 2021 (“fiscal 2021”) to $12,803,123 for the year ended March 31, 2022 (“fiscal 2022”). We had a net profit of $472,422 in fiscal 2021 and a net loss of $739,493 in fiscal 2022.

Key Factors Affecting Our Results of Operations

Our results of operations are primarily affected by the following company-specific factors:

Ability to grow our platform development business

We generated a significant portion of our revenues with platform development business in both SmartExam® solution and SmartHomework® solution product lines, which comprised 29.2% and 31.2% of our total revenues, respectively, for the years ended March 31, 2022 and 2021. This is a key factor affecting our revenues as it affected our ability to attract and retain students to subscribe to our premium services. We intend to increase our presence in China by expanding our product offerings in additional provinces in China. In the absence of unforeseen events beyond our control, such as pandemic and natural disasters, we expect to grow our platform development business in the foreseeable future.

Ability to expand and improve our SmartHomework® contents

We will continue to broaden and enhance our SmartHomework® contents, which we believe will increase our ability to attract more students to subscribe to our services as well as more schools to implement our platforms. For the years ended March 31, 2022 and 2021, 74.2% and 79.7% of total revenues were generated from our SmartHomework® solution products and services, respectively. We believe that our ability to enhance our SmartHomework® contents will contribute to our long-term sustained growth over time.

Ability to continue to integrate technology into our products and services

We believe we have a strong ability to integrate technology into our products and services, which we believe is a critical differentiating advantage for us and also a key factor that affects our revenue and financial results. With our tremendous investments in technological innovations, we have successfully developed industry-leading proprietary technologies in optical character recognition (OCR), data mining and data analytics and continue to integrate them into our comprehensive suite of products and services. Going forward, we will continue to increase our investments in developing and upgrading our technology with a focus on optimizing our products and services. We believe our ability to grow our business significantly depends on our ability to continue to integrate technology into our products and services and to offer more intelligence and better solutions.

 Ability to manage costs and expenses

We have incurred significant costs and expenses in building our platform, growing our customer base and developing capabilities in A.I. technology. Our platform is built to support our continued growth. Our cost of revenues primarily consists of cost of equipment from our platform development projects and staff payroll. Comparing fiscal 2022 to fiscal 2021, despite the increase in our revenue, our cost of revenues decreased by 5.7% from $7,614,950 in fiscal 2021 to $7,180,326 in fiscal 2022. The decrease in our cost of revenue is mainly attributed to our ability to effectively and efficiently manage our costs during the period. From time to time, we may need to increase our expenses in order to enhance our products and promote our products and services. For the years ended March 31, 2022 and 2021, our total operating expenses increased by 65.2% from $3,875,411 in fiscal 2021 to $6,400,631 in fiscal 2022. The significant increase in our total operating expenses are mainly due to bad debt expenses, impairment expenses, and increasing operating expenses in connection with our proposed initial public offering. Going forward, we expect the absolute amount of costs and expenses to continue increasing as we continue to invest in current and new technologies and services, grow the number of students using our services and improve our contents. We expect to achieve significant operating leverage as we grow our scale and achieve platform synergies. Our ability to manage costs and expenses will affect whether we will be able to sustain our current expansion and growth plans.

Ability to maintain and expand cooperation with schools

A majority of our revenue is derived from our cooperation with schools, which is the primary source of our student customers. We have provided services to more than 26,000 schools since our inception. If we fail to maintain or further expand our customer base, our results of operations will be adversely affected.

Government policy may impact our business and operating results

Change in government policies and regulation in the PRC could adversely affect our business. For the years ended March 31, 2022 and 2021, our SmartHomework® solution personalized exercise book and MOTK Pro revenues decreased by 93.9%, primarily attributed to actions we have taken in compliance with the latest PRC regulation. We are working to change our SmartHomework® solution personalized exercise book and MOTK Pro business model in order to compliance with the regulatory development. Any unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our result of operations.

COVID-19 Affecting Our Results of Operations

In 2020, the COVID-19 pandemic spread throughout the world, especially in China. The pandemic resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Consequently, our business operations were adversely affected by the foregoing measures for a temporary period of time. Since the outbreak of the COVID-19 pandemic in the 2020, we had experienced temporary disruptions to our business operations, such as temporary closure of our office facilities for about three months from April 2020 to June 2020. The resurgent of the COVID-19 in fiscal 2022 also force our business to halt for about a month in March 2022. The COVID-19 outbreak also resulted in temporary campus closures and affected our SmartExam® Solution and SmartHomework® Solution platform development business. The company’s business operations gradually resumed after the reopening of schools in September 2020. Our overall revenue in fiscal 2022 and fiscal 2021 were not significantly impacted by COVID-19. Starting from fiscal 2021, we provided up to 12 months payment term extensions to these customers based on our assessment of the creditworthiness of these customers. In consideration of the payment term extension, we evaluated and concluded that additional collectability risk exists and provided additional bad debt allowance for accounts receivables due from these customers. As of the date of this prospectus, $5,095,138, or 77.1% of the accounts receivable balance due from third parties as of March 31, 2022 has been collected. The remaining balance after deducting the bad debt allowance is expected to be fully collected within the extended credit terms. See “Risk Factors—Risks Related to Our Business and Industry— We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.” We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our business operations, or that we determine are in the best interests of our employees, business partners and shareholders. At this point, the extent to which the COVID-19 pandemic may impact our business, operations and regulatory and commercialization timelines remains uncertain.

Key Financial Performance Indicators

Our key financial performance indicators, which consist of our revenues, gross profit and gross margin, and operating expenses, are discussed in the following paragraphs.

Revenues

We derived revenues from our SmartExam® solution and SmartHomework® solution product lines. SmartExam® solution – platform development revenues are primarily generated from exam platform implementation for the computer-based test centers providing China’s Academic Proficiency Test in the form of project development fees that we charge to schools. The number of projects is affected by a mix of factors including, but are not limited to, the overall demand of our products, the geographic markets where our products are offered, the pricing of our products, the fees charged by our competitors for the same or similar products or services, and changes in the regulatory requirement of the education industry in China. For the years ended March 31, 2022 and 2021, we had 1 and 14 completed projects for our SmartExam® solution respectively, representing a decrease of 92.9%. The decrease in the number of projects was mainly attributed to our focus on one larger project in Nanchang market and we had no projects in other cities due to the impact of COVID-19 in the areas of our market expansion. The average revenue per project also increased from $167,144 in fiscal 2021 to $2,868,302 in fiscal 2022, representing an increase of 1616.1%, which was the result of our focus on larger projects. Our future revenue growth will depend significantly upon our ability to gain or maintain market share to capitalize on the computerized testing centers growth for the China’s Academic Proficiency Test.

We started to provide other services for our SmartExam® solution during fiscal 2022, which include software customization, hardware sales and other comprehensive professional testing services, including test registration, test paper sampling, and test center evaluation,. As we started to provide these services in fiscal 2022, our revenue generated from other services comprised only 3.4% of the total revenue for the year ended March 31, 2022. Our future revenue growth will depend significantly upon our ability to satisfy our customers’ need and capitalize the market.

SmartHomework® solution revenues are generated from our platform development, Software customization and content development, license, personalized exercise book and MOTK Pro as well as digitization services product lines.

SmartHomework® solution platform development revenues are primarily generated from our platform implementation for digital teaching and learning, such as A.I study room, in the form of service fees and project development fees that we charge to the customers. The amount of revenues is positively linked to the number of projects that we implement. The number of projects is affected by a mix of factors including, but are not limited to, the overall demand of our products, the variety and selections of our content offering, the geographic markets where our products are offered, the pricing of our products, the fees charged by our competitors for the same or similar products or services, changes in the regulatory requirement of the education industry in China, and our brand reputation. For the year ended March 31, 2022, we had 11 total projects, with no related party sales project. For the year ended March 31, 2021, we had 7 total projects, including 1 related party sales project amounting $156,551. The total number of projects increased by 57.1% during fiscal 2022 and fiscal 2021. While our total number of projects increased, our revenue in this sector decreased by 30.6% during the same period. The decrease in revenue is primarily attributed to change in product demand from our customers. In fiscal 2021, customers mainly purchased our regular A.I study room, which yielded a higher revenue per project. In fiscal 2022, the majority of the customers purchased our mini A.I study room, which yielded a lower revenue per project comparing to our regular study room. Our future revenue growth will depend significantly upon our ability to gain or maintain market share by attracting more schools to use our products.

In fiscal 2022, we launched a new product line in software customization and content development under our SmartHomework® solution brand during fiscal 2022, which we design, develop, and install customized software as well as develop educational content for customers. Our future revenue growth will depend significantly upon our ability to satisfy our customers’ need and capitalize the market.

SmartHomework® solution license revenues are primarily generated from the sales of our online contents, namely our academic exercise question banks, to other educational services providers and educational technology companies in term of monthly or yearly subscription fees. Our revenues from licensing are directly linked to the numbers of subscribed companies for our contents. For the years ended March 31, 2022 and 2021, we had 91 and 152 companies subscripting our services, representing a decrease of 40.1%. The decrease in number of subscribed companies was mainly the result of (1) the reduction in licensing to educational corporate customers to avoid cultivating competitors in the market which result in a shrinkage of this category of business since April 2021 (2) the decrease in demand resulting from the additional government restrictions over online and offline education industries. On the other hand, the average revenue per client increased from $6,000 in fiscal 2021 to $8,334 in fiscal 2022, representing an increase of 38.9%. The increase was primarily attributed to our customer portfolio as most of the small companies’ customers that ceased their operations in fiscal 2022 and stopped their subscription of our content.

SmartHomework® solution personalized exercise book and MOTK Pro revenues are primarily generated from service subscription fees that charged to students by semester or school year. Such revenues are directly linked to the numbers of students that subscribing our services. For the years ended March 31, 2022 and 2021, we had 10,195 and 213,355 students subscribing our services respectively, representing an decrease of 95.2%. The decrease was mainly due to additional government restrictions over online education industries as students could no longer directly purchase our products online. We expect be a decrease in revenue for a certain period of time. As we change our business model to comply with government regulations, we expect the revenue from personalized exercise book and MOTK Pro to increase in the long run. Our future revenue growth will depend significantly upon our ability to adopt a feasible business model that compliance with government regulations and Telecom operators requirements.

SmartHomework® solution digitization services revenues are primarily generated from fees earned from publishers for converting publications to digital format. The number of publications converted are directly linked to this revenue stream. For the years ended March 31, 2022 and 2021, we had converted 3.6 million and 3.8 million publications, respectively. Although the number of books converted decreased slightly, our revenue per publication increased leading to the overall revenue increased to $5,610,552 in fiscal 2022 from $5,067,730 in fiscal 2021, an increase of $542,822 or 10.7%. The increase was mainly due to our partnership with one of the largest publishers in China for digitization services in fiscal 2021 and it continued to order our digitization services in fiscal 2022. Our future revenue growth will depend significantly upon our ability to gain or maintain market share by partnering with the publishers in China.

Cost of revenues

Our cost of revenues mainly consists of cost of equipment from our platform development projects, staff payroll, payments to various channels, related equipment depreciation, amortization of capitalized software development cost and other overhead costs. Our cost of revenues accounted for 56.1% and 66.2% of our total revenue for the fiscal years 2022 and 2021, respectively. In anticipation of the increase sales in our SmartExam® solution and SmartHomework® solution platform development product lines, we expect our costs associated with equipment and staff payroll to further increase in the foreseeable future.

Gross margin

We use gross margin to measure whether we are selling our products and services at an appropriate profit. Our gross margin is affected by a mix of factors including, but not limited to, our ability to source competitive pricing suppliers, our ability to maintain the number of our staff and the corresponding payroll, the demand of our products offering, and our pricing strategies. Our gross margin increased from 33.8% in fiscal 2021 to 43.9% in fiscal 2022, mainly attributed to our improvement in cost structure and efficiency. We will continue our effort to enhance our products and services offering as well as optimizing our cost structures to sustain our business growth.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses and impairment of capitalized software.

Our selling expenses primarily include expenses incurred for marketing expenses, payroll and related expenses for personnel engaged in sales activities. As a percentage of revenues, our selling expenses accounted for 17.1% and 12.9% of our total revenue for the years ended March 31, 2022 and 2021, respectively. Our selling expenses increased in fiscal 2022 mainly due to the increase in marketing and promotion expense as well as staff compensation and benefits. If our business further grows, we expect that our overall sales and marketing expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future.

Our general and administrative expenses primarily consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees for third parties and other general corporate costs. As a percentage of revenues, general and administrative expenses were 16.6% and 12.5% of our revenue for the years ended March 31, 2022 and 2021, respectively. The increase in general and administrative expenses as a percentage of revenue is mainly attributed to the increase staff compensation and benefits and increased professional fees. We expect our general and administrative expenses, including, but not limited to, salaries and professional fee for third parties, to continue to increase in the foreseeable future, as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations and this offering.

Our research and development expenses primarily consist of technology infrastructure expenses, payroll and related costs for employees involved in application development, category expansion, and other system support expenses. As a percentage of revenues, research and development expenses were 14.2% and 8.3% of our revenue for the years ended March 31, 2022 and 2021, respectively, mainly attributed to the increase in staff compensation and benefits. We expect our research and development expenses, including, but not limited to, salaries and investment in technology infrastructure expenses, to continue to increase in the foreseeable future, as we hire additional personnel and expand our technological capabilities.

We evaluated long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended March 31, 2022 and 2021, $266,482 and $nil were recognized as impairment of capitalized software respectively. The impairment for the year ended March 31, 2022 was primarily attributed to the decreased net realizable value of the capitalized software resulting from the decrease in estimated future revenue from licensing services under the SmartHomework® solution.

Key Components of Our Results of Operations

Net revenues

We commenced operations in 2013 and generate substantially all of our revenues from two primary product lines, namely SmartExam® Solution and SmartHomework® Solution since 2017, in which revenues are derived from 6 major revenue streams, namely, platform development, other testing services, software customization and content development, license, personalized exercise book and MOTK Pro, digitization services.

SmartExam® Solution includes (1) developing and implementing an exam platform that provide computerized testing for China’s Academic Proficiency Test and (2) other testing services, including software customization, hardware sales and other comprehensive professional testing services.

SmartHomework® solution is a platform providing various digital teaching and learning contents and services to our customers. Our revenues are derived primarily from (1) platform development (2) software customization and content development (3) license (4) personalized exercise book and MOTK Pro, and (5) digitization services.

The following table sets forth the breakdown of our revenues by revenue stream, both in absolute amounts and as a percentage of our total revenues, for the years indicated:

	For the Years Ended March 31,
	2022		2021
	$	%	$	%
SmartExam® Solution – Platform Development	$3,300,277	25.8	$2,340,019	20.3
SmartHomework® Solution	9,502,846	74.2	9,159,423	79.7
Total revenues	$12,803,123	100.0	$11,499,442	100.0

We generated almost all of our revenue from our consolidated VIE and its subsidiaries. We expect to continue to generate a substantial of our revenue from our consolidated VIE and its subsidiaries in the near future.

Cost of revenues

Our cost of revenues consists of cost of equipment from our platform development projects, staff payroll, payments to various channels related equipment depreciation, amortization of capitalized software development cost and other overhead costs.

We expect that cost of revenue will increase in absolute amounts in future periods as we plan to continue to increase our business. We also expect the gross profit margin to change from period to period as we expand our business and market shares as well as the changes in our product mix along with our expansion and growth.

Operating expenses

Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses, (iii) research and development expenses, and (iv) impairment for capitalized software. Share-based compensation expenses are included in our research and development expenses when incurred. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	For the Years Ended March 31,
	2022		2021
	$	%	$	$
Selling expenses	2,191,181	17.1	1,478,570	12.9
General and administrative expenses	2,120,086	16.6	1,442,757	12.5
Research and development expenses	1,822,882	14.2	954,084	8.3
Impairment capitalized software	266,482	2.1	—	—
Total operating expenses	6,400,631	50.0	3,875,411	33.7

Selling expenses. Selling expenses consist primarily of marketing expenses, payroll and related expenses for personnel engaged in sales activities.

We expect that selling expenses will increase in absolute amounts and vary from period to period as a percentage of revenues for the foreseeable future as we plan to continue to invest in sales to attract and retain customers for our services and products as well as increase our sales coverage in China.

General and administrative expenses. General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees for third parties and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and rental expenses.

As our business further grows and we become a public company after the completion of this offering, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future.

Research and development expenses. Research and development expenses consist primarily of technology infrastructure expenses, payroll and related costs for employees involved in application development, category expansion, and system support expenses, as well as costs associated with computation, storage, and telecommunication infrastructures.

We expect that the research and development expenses will increase in absolute amounts but vary from period to period as a percentage of revenues for the foreseeable future as we continue to expand our technological capabilities to support our anticipated growth and enhance user experience.

Impairment for capitalized software. Impairment for capitalized software consist primarily of the impairment loss we recognized related to our capitalized software which we evaluate by comparing the unamortized capitalized cost to the net realizable value.

The impairment for capitalized software for the year ended March 31, 2022 was primarily attributed to the decreased net realizable value of the capitalized software resulting from the decrease in revenue from licensing services under our SmartHomework® solution. The decrease in revenue from licensing services was primarily due to we have reduced licensing to educational corporate customers to avoid cultivating competitors in the market which result in a shrinkage of this category of business since April 2021 as well as the decrease in demand resulting from the additional government restrictions over online and offline education industries.

Other income (expenses)

Other income (expenses) consist of (i) government subsidy (ii)interest expenses, net (iii) others (expenses) income, net. The following table sets forth the components of other income (expenses) both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Years Ended March, 31
	2022		2021
	$	%	$	%
Interest expenses, net	(137,608)	(1.1)	(61,329)	(0.5)
Government subsidy	183,843	1.4	495,796	4.3
Other (expenses) income, net	(7,894)	(0.1)	28,874	0.3
Total other income	38,341	0.2	463,341	4.1

Interest expense, net. Our Interest expense, net is comprised of interest expenses and incidental charges associated with our bank borrowings, netting interest received from our bank deposits and interest earned from long-term accounts receivable.

Government subsidy. Our government subsidy is comprised of grant payments received from the PRC government.

Other income, net. Other income, net is comprised of deduction of VAT tax, netting other operating expenses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the two-tiered profits tax rates regime, which the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25% and profits above HKD2 million will be taxed at 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends.

PRC

Our subsidiary, the VIE and the VIE’s subsidiaries incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. For the years ended March 31, 2022 and 2021, Shenzhen Ruanyun, Jiangxi Alphabet, Huizuoye and WFOE were qualified as "Small Enterprise with Low Profit" entities in accordance with PRC tax laws. These entities received a preferential income tax rate of 5% for the year ended December 31, 2020 and a preferential income tax rate of 2.5% starting from January 1, 2021. The VIE is entitled to a favorable statutory tax rate of 15% as its qualification as a “High and New Technology Enterprise”.

We are currently subject to value added tax, or VAT, at rates between 6% and 13% on the services and products that we provide, less any deductible VAT we have already paid or borne.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended March 31
	2022		2021		Change
	$	%	$	%	$	%
Revenues from third parties	12,803,123	100.0	10,341,807	89.9	2,461,316	23.8
Revenues from related parties	—	—	1,157,635	10.1	(1,157,635)	(100.0)
Total Revenues	12,803,123	100.0	11,499,442	100.0	1,303,681	11.3
Cost of revenues	(7,180,326)	(56.1)	(7,614,950)	(66.2)	434,624	(5.7)
Gross profit	5,622,797	43.9	3,884,492	33.8	1,738,305	44.7
Operating expenses
Selling expenses	(2,191,181)	(17.1)	(1,478,570)	(12.9)	(712,611)	48.2
General and administrative expenses	(2,120,806)	(16.6)	(1,442,757)	(12.5)	(677,329)	46.9
Research and development expenses	(1,822,882)	(14.2)	(954,084)	(8.3)	(868,798)	91.1
Impairment for capitalized software	(266,482)	(2.1)	—	—	(266,482)	100.0
Total operating expenses	(6,400,631)	(50.0)	(3,875,411)	(33.7)	(2,525,220)	65.2
(Loss) income from operations	(777,834)	(6.1)	9,081	0.1	(786,915)	(8665.5)
Other income (expenses)
Interest expenses, net	(137,608)	(1.1)	(61,329)	(0.5)	(76,279)	124.4
Government subsidy	183,843	1.4	495,796	4.3	(311,953)	(62.9)
Other (expenses) income, net	(7,894)	(0.1)	28,874	0.3	(36,768)	(127.3)
(Loss) income before income tax	(739,493)	(5.8)	472,422	4.1	(1,211,915)	(256.5)
Income tax expenses	—	—	—	—	—	—
Net (loss) income	(739,493)	(5.8)	472,422	4.1	(1,211,915)	(256.5)

Comparison of Years Ended March 31, 2022 and 2021

Revenues

Our revenues increased by $1,303,681 or 11.3% from $11,499,442 in fiscal 2021 to $12,803,123 in fiscal 2022. The increase primarily reflected the increase in sales from our platform development services of SmartExam® Solution, our software customization and content development services and our digitalization services of our SmartHomework® Solution, which partially offset by the decrease in sales from personalized exercise book and MOTK Pro services of our SmartHomework® Solution, as discussed in greater detail below.

The following table sets forth the breakdown of our revenues, both in absolute amounts and as a percentage of our total revenues, for the years indicated:

	For the Years Ended March 31,
	2022		2021
	$	%	$	%
SmartExam® Solution:
Platform Development	2,868,302	22.4	2,340,019	20.3
Others	431,975	3.4	—	—
SmartHomework® Solution:
Platform Development	870,295	6.8	1,253,198	10.9
Software customization and content development	2,146,085	16.8	—	—
License	758,378	5.9	912,034	7.9
Personalized Exercise Book and MOTK Pro	117,536	0.9	1,926,461	16.8
Digitization Services	5,610,552	43.8	5,067,730	44.1
Total revenues	12,803,123	100.0	11,499,442	100.0

SmartExam® Solution

1.	Platform development

Our SmartExam® Solution platform development revenue increased by $528,283 or 22.6% from $2,340,019 in fiscal 2021 to $2,868,302 in fiscal 2022, primarily due to increase in our SmartExam® Solution platform implementation services that were previously postponed as campuses were closed in fiscal 2021 due to the COVID-19 pandemic.

2.	Others

We started to provide other services under our SmartExam® Solution during fiscal 2022, which include software customization, hardware sales and other comprehensive professional testing services. We recorded a revenue of $431,975 in fiscal 2022.

SmartHomework® Solution

1.	Platform development

SmartHomework® Solution platform development revenue decreased by $382,903 or 30.6% from $1,253,198 in fiscal 2021 to $870,295 in fiscal 2022. The decrease was primarily attributed to the change in product demand from our customers. In fiscal 2021, customers mainly purchased our regular A.I study room, which yielded a higher revenue per project. In fiscal 2022, the majority of the customers purchased our mini A.I study room, which yielded a lower revenue per project comparing to our regular study room. For fiscal 2022 and 2021, we completed 11 and 7 projects, respectively.

2.	Software customization and content development

We started providing software customization and content development services in fiscal 2022 and recorded $2,146,085 in revenue in fiscal 2022. In fiscal 2022, we completed 5 software development projects and 1 content development project.

3.	License

License revenue decreased by $153,656 or 16.8% from $912,034 in fiscal 2021 to $758,378 in fiscal 2022. The decrease was primarily due to we have reduced licensing to educational corporate customers to avoid cultivating competitors in the market which result in a shrinkage of this category of business since April 2021 as well as the decrease in demand resulting from the additional government restrictions over online and offline education industries.

4.	Personalized exercise book and MOTK Pro

Revenue from personalized exercise book and MOTK Pro decreased by $1,808,925 or 93.9% from $1,926,461 in fiscal 2021 to $117,536 in fiscal 2022. The decrease was mainly attributed to the additional government restrictions which limited our capability of distributing our services directly to the students. Starting in fiscal 2022, we developed a new distribution model that we distribute our personalized exercise book and MOTK Pro services through telecom operators. This change in our distribution model led to significant decrease in revenue generated from this revenue stream. We expect there to be a decrease in revenue generated from this revenue stream for a period of time as the ultimate users of our services adapting to this new distribution model. From the long run, we expect to see revenue generated from this revenue stream to recover and further increase after the market fully adapts to our new distribution model.

5.	Digitization services

Revenue from digitization services increased by $542,822 or 10.7% from $5,067,730 in fiscal 2021 to $5,610,552 in fiscal 2022. The increase was primarily due to the growth of this product line with our strategic alliance with one of the largest publishers in China for converting their publications into digital format as their demand for digitalizing their products increase.

Cost of revenues

Our cost of revenues decreased by $434,624 or 5.7% from $7,614,950 in fiscal 2021 to $7,180,326 in fiscal 2022. The decrease was primarily attributable to the decrease of cost in our personalized exercise book and MOTK Pro which amounted to $1,306,474 and the decrease of cost in our digitization services which amounted to $891,791 of our SmartHomework® Solution, which offset by the increase of $1,212,375 in our new business in software customization and content development under our SmartHomework® Solution and the increase of $530,256 in platform development and others under our SmartExam® Solution.

Gross profit

As a result of the foregoing, our gross profit increased by $1,738,305 or 44.7% from $ $3,884,492 in fiscal 2021 to $5,622,797 in fiscal 2022. Our gross margin increased by 10.1% from 33.8% in fiscal 2021 to 43.9% in fiscal 2021 , which was mainly attribute to the extend scale from the sales increase from our digitization services with higher gross profit margin compared to fiscal 2021 and high gross profit margin of our customized software and content development services. The increase is also attributed to the SmartHomework® Solution platform development revenue as our projects were primarily located in Nanchang city and few channel cost were incurred.

Operating expenses

Our operating expenses increased by $ 2,525,220 or 65.2%from $3,875,411 in fiscal 2021 to $6,400,631 in fiscal 2022.

Selling expenses

Our selling expenses increased by $712,611 or 48.2% from $1,478,570 in fiscal 2021 to $2,191,181 in fiscal 2022. This increase was primarily due to the increase in marketing and promotion expenses, which increased by $585,442 or 105.1% from $556,866 in fiscal 2021 to $1,142,308 in fiscal 2022. The increase is also attributed to our staff compensation and benefit expenses, which increased by $114,001 or 19.2% from $592,297 in fiscal 2021 to $706,297 in fiscal 2022. The increase is primarily offset by the decrease in our conference and business development expenses, which decreased by $30,466 or 22.8% from $133,906 in fiscal 2021 to $103,439 in fiscal 2022.

General and administrative expenses

Our general and administrative expenses increased by $677,329 or 46.9% from $1,442,757 in fiscal 2021 to $2,120,086 in fiscal 2022. The increase is primarily attributable to the increase in staff compensation and benefit, which increase by $288,868 or 61.9% from $466,470 in fiscal 2021 to $755,338 in fiscal 2022. Professional expenses for third parties also increased by $399,328 or 936.7% from $42,632 in fiscal 2021 to $441,960 in fiscal 2022, which is the due to additional expenses incurred in connection with our IPO process. Our rental expenses increased by $14,566 or 27.0% from $53,959 in fiscal 2021 to $68,525 in fiscal 2022. Our provision for doubtful accounts increased by $64,823 or 12.5% from $518,241 in fiscal 2021 to $583,063 in fiscal 2022 . The increase is primarily offset by the decrease in expenses associated with internal meetings and reimbursable meals, which decreased by $58,856 or 43.9% from $133,955 in fiscal 2021 to $75,099 in fiscal 2022.

Research and development expenses

Our research and development expenses increased by $868,798 or 91.1% from $954,084 in fiscal 2021 to $1,822,882 in fiscal 2022. The increase is primarily attributable to the increase in the staff compensation and benefits for research activities prior to the establishing of technological feasibility, which increased by $615,698 or 148.1% from $415,621 in fiscal 2021 to $1,031,319 in fiscal 2022, as a result of our continuous investment in software development. Amortization for our capitalized software development cost also increased by $114,019 or 60.7% from $187,731 in fiscal 2021 to $301,749 in fiscal 2022. Outsourcing expenses increased by $94,580 or 78.7% from $120,192 in fiscal 2021 to $214,772 in fiscal 2022. The increase also attributed to the increase in sever rental expenses, which increased by $45,192 or 43.4% from $104,120 in fiscal 2021 to $149,312 in fiscal 2022.

Impairment for capitalized software

Impairment for capitalized software increased from $nil for the year ended March 31, 2021 to $266,482 for the year ended March 31, 2022, primarily attributed to the decreased net realizable value of the capitalized software resulting from the decrease in revenue from licensing services under our SmartHomework® solution. The decrease in revenue from licensing services was primarily due to we have reduced licensing to educational corporate customers to avoid cultivating competitors in the market which result in a shrinkage of this category of business since April 2021.

Other Income (Expenses)

Other Income decreased by $425,000 or 91.7% from $463,341 in fiscal 2021 to $38,341 in fiscal 2022.

Interest expenses, net

Our interest expenses, net increased by $76,279 or 124.4% from $61,329 in fiscal 2021 to $137,608 in fiscal 2022, which is mainly due to interest cost in association with several new bank loans in fiscal 2022. In fiscal 2022, we had an weighted average loan outstanding of $2,868,120 compared to an weighted average loan outstanding of $1,559,792 in fiscal 2021. Our interest income decreased by $8,219 or 61.2% from $13,439 in fiscal 2021 to $5,220 in fiscal 2022.

Government subsidy

Government subsidy decreased by $311,953 or 62.9% from $495,796 in fiscal 2021 to $183,843 in fiscal 2022. The decrease was mainly attributed to the strengthen government grant policies that lengthen the approval process.

Net Income(loss)

We recorded a net loss of $739,493 in fiscal 2022, as compared to a net income of $472,422 in fiscal 2021. Such change was mainly due to the reasons significant increase in operating expenses as discussed above.

Liquidity and Capital Resources

To date, we have financed our operations primarily through capital contribution, bank loans, and shareholder working capital funding, when necessary. We plan to support our future operations primarily from cash flows provided by operating activities, cash on hand, bank loans and additional capital contributions.

As of March 31, 2022, we had $1,148,728 in cash as compared to $2,179,628 as of March 31, 2021. As of March 31, 2022, we also had $5,818,781 in accounts receivable balance from third parties and approximately $5,095,138, or 77.1%, has been subsequently collected as of the date of this prospectus. The remaining balance is expected to be collected before December 31, 2022. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

We normally granted our third-party customers one to four months payment terms after credit sales. The days sales outstanding for accounts receivable due from third-parties increased from approximately 72 days in fiscal years ended March 31, 2021 to 125 days in fiscal years ended March 31, 2022. As of March 31, 2022, 61% of the accounts receivable outstanding aged within 6 months. The increase in the days sales outstanding was primarily because some of our customers required extended payment terms up to 12 months due to temporary financial difficulties and longer payment processing times as a result of COVID-19. The increased days sales outstanding has resulted with an increased in provision of doubtful accounts and ultimately resulted with a net loss and negative cash flow from operating activities for fiscal 2022. We closely monitored the collectability risk and we collected the majority balance outstanding as of the date of this prospectus and the remaining balance is expected to be collected in the near future.

As of March 31, 2022, we had $4,559,738 in short-term bank loans outstanding. We expect that we will be able to renew our existing short-term bank loan upon its maturity based on experience and our good credit history.

We believe that our cash from operations, existing cash, cash equivalents, and bank loans are sufficient to fund our operating activities, capital expenditures and other obligations for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to obtain additional credit facilities or issue debt or equity securities. After this offering, we may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The incurrence of indebtedness would result in increased fixed obligations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

A majority of our future revenues for the foreseeable future is likely to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended March 31,
	2022	2021

Net cash used in operating activities	$(2,551,753)	$(1,619,828)
Net cash used in investing activities	(588,968)	(368,326)
Net cash provided by financing activities	2,050,297	683,288
Effect of exchange rate fluctuation on cash	59,524	217,642
Net decrease in cash	(1,030,900)	(1,087,224)
Cash and cash equivalents at beginning of year	2,179,628	3,266,852
Cash and cash equivalents at end of year	$1,148,728	$2,179,628

Operating activities

Net cash used in operating activities amounted to $2,551,753 for the year ended March 31, 2022, as compared to a net loss of $739,493 for the same year. The net change was due to $1,400,303 for non-cash adjustments and $3,212,563 changes in our working capital. Non-cash adjustment primarily consisted of depreciation and amortization of $459,627 and provision for doubtful accounts of $583,064. Changes in working capital accounts primarily consisted of an increase in accounts receivable from third parties of $3,335,286, an increase in long-term receivable of $223,169 and a decrease of $555,188 in deferred revenue, partially offset by an increase in account payable of $895,963.

Net cash used in operating activities amounted to $1,619,828 for the year ended March 31, 2021, as compared to a net income of $472,422 for the same year. The net change was due to $1,191,945 for non-cash adjustments and $3,284,195 changes in our working capital. Non-cash adjustment primarily consisted of depreciation and amortization of $524,524 and provision for doubtful accounts of $518,241. Changes in working capital accounts primarily consisted of an increase in accounts receivable from third parties of $2,147,700, an increase in account receivable from related parties of $1,070,260, an increase in inventories of $232,483, an increase in prepayments and other current assets of $277,909, an increase in account payable of $877,583, and an increase in deferred revenue from third parties of $220,233, partially offset by a decrease of $221,128 in accounts payable from related parties and a decrease in accrued expenses and other liabilities of $135,925.

Investing activities

Net cash used in investing activities amounted to $588,968 for the year ended March 31, 2022, primarily attributable to acquisition of property and equipment for $504,886.

Net cash used in investing activities amounted to $368,326 for the year ended March 31, 2021, primarily attributable to the capitalization of software and development cost of $382,107.

Financing activities

Net cash provided by financing activities amounted to $2,050,297 for the year ended March 31, 2022, primarily as a result of proceeds from bank loans of $4,503,824, and partially offset by the repayments of bank loans of $2,181,365 and payments of issuance cost of $272,162.

Net cash provided by financing activities amounted to $683,288 for the year ended March 31, 2021, primarily as a result of proceeds from bank loans of $2,063,862, and partially offset by the repayments of bank loans of $884,512 and repayments from loans related parties of $442,256.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2022:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Short-term bank loans (1)	4,559,738	4,559,738	—	—	—
Future lease payments (2)	146,269	146,269	—	—	—
Total	4,706,007	4,706,007	—	—	—

Notes

(1)	Our contractual obligation to repay outstanding short-term bank loans amounted to $4,559,738 comprised of the following bank loans:

●

(1)In June 2020, Jiangxi Ruanyun entered into a one-year unsecured loan agreement with China Merchants Bank of RMB1,000,000 (US$152,630) bearing an interest rate of 4.80% per annum. In December 2020, Jiangxi Ruanyun entered into another one-year loan agreement with China Merchants Bank for RMB2,000,000 (US$305,259) bearing an interest rate of 4.80% per annum. Both loans were fully repaid on their maturity date in June and December 2021, respectively.

In August 2021, Jiangxi Ruanyun entered into a one-year credit facility agreement of maximum RMB 3,000,000 (US$473,239) with China Merchants Bank. In November 2021, Jiangxi Ruanyun made a withdraw of RMB 3,00,000 (US$473,239) bearing an interest rate of 4.80% per annum. The loan was guaranteed by a third-party entity, Nanchang Industrial Holdings Guarantee Co., Ltd.

(2)In July 2020, Jiangxi Ruanyun entered into a one-year unsecured loan agreement with China Construction Bank for RMB2,000,000 (US$305,260) bearing an interest rate of 4.2525% per annum. The loan was extended to September 2021 with an interest rate of 4.2525% per annum. In July 2020, Jiangxi Ruanyun entered into another one-year unsecured loan agreement with China Construction Bank for RMB3,000,000 (US$457,890) bearing an interest rate of 4.2525% per annum. The loan was extended to October 2021 with an interest rate of 4.2525% per annum. Both loans were fully repaid on their maturity date in September and October 2021, respectively.

In December 2021, Jiangxi Ruanyun entered into a one-year loan agreement with China Construction Bank for RMB 5,000,000 (US$788,731) bearing an interest rate of 4.7850% per annum. The loan was guaranteed by a third-party entity, Nanchang Industrial Holdings Guarantee Co., Ltd. The Company incurred a guarantee fee of $7,791 for the loan and the unamortized balance as of March 31, 2022 was $5,609. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.84% as of March 31, 2022.

In January 2022, Jiangxi Ruanyun entered into another one-year loan agreement with China Construction Bank of RMB5,000,000 (US$788,731) bearing an interest rate of 4.7850% per annum. The loan was guaranteed by a third-party entity, Nanchang Industrial Holdings Guarantee Co., Ltd. The Company incurred a guarantee fee of $7,791 for the loan and the unamortized balance as of March 31, 2022 was $6,222. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.84% as of March 31, 2022.

(3)In July 2020, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China to for RMB3,000,000 (US$457,889) bearing an interest rate of 3.85% per annum. The loan was fully repaid on its maturity date in July 2021.

In July 2021, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China of RMB3,000,000 (US$473,238) bearing an interest rate of 4.3500% per annum. The loan was guaranteed by Ms. Fu Yan, the Company's director and the chairman and chief executive officer of Jiangxi Ruanyun Technology Co., Ltd. The loan was fully repaid on its maturity date in July 2022.

(4)In December 2020, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Communication for RMB3,000,000 (US$457,889) bearing an interest rate of 4.35% per annum. This loan was guaranteed by Ms. Fu Yan, the Company’s director and the chairman and chief executive officer of Jiangxi Ruanyun Technology Co., Ltd. The loan was fully repaid on its maturity date in December 2021.

  In December 2021, Jiangxi Ruanyun entered into a one-year credit facility agreement of maximum RMB3,000,000 (US$473,238) with Bank of Communication. In January 2022, Jiangxi Ruanyun made a withdraw of RMB3,000,000 (US$473,238) which will be due in January, 2023. The loan bears a fixed interest rate of 4.35% per annum. The loan was guaranteed by a third party, Jiangxi Provincial Financing Guarantee Group Co., Ltd. and Ms. Fu Yan, the Company's director and the chairman and chief executive officer of Jiangxi Ruanyun. The Company incurred guarantee fee of $3,739 for the loan and the unamortized balance as of March 31, 2022 was $3,060. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.19% as of March 31, 2022.

(5) In September 2021, Jiangxi Ruanyun entered into a one-year loan agreement with Shanghai Pudong Development Bank for RMB5,229,200 (US$ 824,886) bearing an interest rate of 4.35% per annum.

In November 2021, Jiangxi Ruanyun entered into a one-year loan agreement with Shanghai Pudong Development Bank Nanchang Branch for RMB4,770,745.00 (US$748,634) bearing an interest rate of 5.30% per annum.

These loans were pledged by an accounts receivable from one of the customers. As of March 31, 2022, such accounts receivable balance was RMB 12,364,400 (US$1,950,436). Both loans were fully repaid in July 2022.

The weighted average interest rate for the bank loans was approximately 4.69% and 4.52% for the years ended March 31, 2022 and 2021, respectively. For the years ended March 31, 2022 and 2021, interest expense related to the bank loans amounted to $125,182 and $66,111, respectively.

(2)	We lease office spaces, which are classified as operating lease in accordance with ASC Topic 842.

Holding Company Structure

Ruanyun Edai Technology Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiary, our consolidated VIE and its subsidiaries in China, or the PRC Entities. As a result, our ability to pay dividends depends upon dividends paid by our PRC Entities. If our PRE Entities or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC Entities are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC Entities required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. In addition, our PRC Entities may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC Entities have not paid dividends, and some of them will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Trend Information

Other than as disclosed elsewhere in this registration statement, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Commitments and Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since we commenced our current business operations, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2022 and 2021 were increases of 1.5% and 0.4%, respectively. Although we have not in the past been materially affected by inflation since we commenced our current business operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

We earn all of our revenues and incur most of our expenses in RMB. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated immaterial amounts of interest income in 2022 and 2021, respectively. We obtain loans from commercial banks from time to time to meet our working capital expenditure requirements. All of our bank borrowings as of March 31, 2022 and 2021 bear fixed interest rates with maturity of one year or less. If we were to renew any of these loans, we might be subject to interest rate risk.

We have not used derivative financial instruments to hedge the interest rate risk. We have not been exposed to material risks due to changes in market interest rates. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Credit risk

All of our cash and cash equivalents are held by major financial institutions located in the PRC which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of March 31, 2022 and 2021, we did not have significant amounts of cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay.

Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The credit risk with respect to account receivables is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

Liquidity risk

As of March 31, 2022, we had cash of $1,148,728, as compared to total current liabilities of $7,387,719.

Cash represents cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities less than three months.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

While our significant accounting policies are more fully described in note 3 to our consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements. The following are descriptions of our critical accounting policies and estimates. They should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which WFOE is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowances for doubtful accounts, estimated useful lives and impairment of long-live assets, and revenue recognition. Actual results may differ materially from those estimates.

Revenue Recognition

We follow ASC 606, Revenue from Contracts with Customers, or ASC 606, for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

The following five steps are applied to achieve that core principle: (1) identify the contract with the customer (2) identify the performance obligations in the contract (3) determine the transaction price (4) allocate the transaction price to the performance obligation in the contract (5) recognize revenue when the company satisfies a performance obligation.

Our revenues are generated primarily from platform development, software customization and content development, license, personalized exercise book and MOTK Pro, digitization service.

SmartExam® Solution

1.	Platform Development

We contract with schools, local educational bureaus and business entities to provide SmartExam® solution to construct computer-based testing centers for a fixed price. Currently, we offer to construct testing centers for all eleven subjects through grade 7 to 12 of the China’s Academic Proficiency Assessment Test (“APT”). The SmartExam® platform development service is mainly to build, upgrade and transform the physical environment of the testing centers, which normally includes procurement of hardware, customization of software, installation and implementation of software and hardware. We provide a perpetual license to our testing-taking software in the “SmartExam® Solution” upon transfer of the testing centers. The SmartExam® solution platform combines the A.I. algorithms and hardware including computers, test progress LCD, face recognition cameras, body sensing devices, and RFID card readers, and is capable of recognize the examinees, automatically assign seat for the examinees, generate exam questions and automatically assess the test results.

We conclude our SmartExam® solution platform development contracts meet all five criteria under Step 1: identify contract with customers in accordance with ASC 606. We evaluate the SmartExam® solution platform development contracts to identify performance obligations. A performance obligation is a promise to transfer to the customer either 1) a good or service (or a bundle of goods or services) that is distinct; or 2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. We consider our promises to the customers include the construction of testing centers and providing a perpetual license to the testing-taking software. These two promises are capable of being distinct and separately identifiable in the contract.

For the construction of the testing centers, we consider the goods or service promises in the contract include the hardware, customization of software, and installation and implementation of software and hardware. These goods or services are capable of being distinct because the customer can benefit from each of them on its own or together with other readily available resources. However, the promises to transfer these goods or services are not separately identifiable. The testing center is an integrated solution that includes test and exam question content, grading and evaluation, onsite management, training and supervision, and we provide a significant service of integrating the hardware and software into the testing center that the customer has contracted for. Any separate delivery of hardware, software or installation and implementation of software and hardware cannot achieve the customer’s intended function that is, each of the promises represent the input into the testing center, which is the combined output which the customer has requested per the contract, thus we treat them as a single performance obligation. The perpetual license provides customer the right to use the testing-taking software in the SmartExam® solution which has significant standalone functionality and does not require significant ongoing maintenance or effort from us to assure the usefulness of the license. Accordingly, we conclude each of our SmartExam® solution platform development contract contains two performance obligations which are a) the construction of testing centers and b) to provide the customer a perpetual license to the testing-taking software. We allocate the fixed transaction price to each performance obligation based on their stand-alone selling price (“SSPs”). The customers sign acceptance to us upon the transfer of the testing center and we grant the perpetual license at the same time upon the acceptance of customers. We recognize revenue for the construction of testing center at a point in time when the performance obligation is satisfied which normally occur upon the acceptance of customers. For the perpetual license, we consider the software license as a functional intellectual property since it has significant standalone functionality and recognize the revenue at a point in time when such license is granted to the customer which normally occur at the point when customers accept the project.

For certain sales contracts, the customers require us to provide a warranty for a period of 3 years after the completion of the implementation. We determine that such product warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that a product will function as expected and comply with agreed-upon specifications. We have not sold the warranty separately. Because of the nature of the projects, including contract owner inspections of the work both during construction and prior to acceptance, we have not experienced material warranty costs and, therefore, do not believe an accrual for these costs is necessary.

2	Others

We provide other SmartExam® Solution services, which include software customization, hardware sales and other comprehensive professional testing services, including test registration, test paper sampling, test center evaluation, and etc. The promised services in each contract are generally combined as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue generated from these services are either recognized over the time or at a point in time if the satisfaction of the performance obligation does not meet any of the criteria to be recognized over the time. For revenue recognized over the time, we measure the progress using the output method. For revenue recognized at a point in time, we recognized the revenue when control of the service or products is transferred to the customer.

SmartHomework® Solution

1.	Platform Development

We also contract with schools and local educational bureaus to provide SmartHomework® solution for a fixed price. The SmartHomework® platform development service is mainly to build, upgrade and transform the physical environment of the A.I. Study Room, which provides the customers a comprehensive combination of hardware and software including advanced OCR optical handwriting and graph recognition, knowledge point structural diagramming, and contents of the K-12 exercise question bank. We provide a perpetual license to our proprietary academic evaluation technology, A.I. algorithms and contents of the online academic exercise question bank (in combination the SmartHomework® Solution) upon transfer of the A.I. Study Room. After the transfer of the A.I. Study Room, we also provide unspecified software updates on a when-and-if-available basis which update the content of question bank, address security issues when they occur and address minor bugs discovered, and certain software-related cloud services including data collection, data cleaning, data modeling and data analysis under SmartHomework® Solution.

We conclude our SmartHomework® solution platform development contracts with schools and local educational bureaus meet the criteria to be contracts with customers in accordance with ASC 606. We consider our promises to the customers include the construction of the A.I. Study Room, providing a perpetual license and providing updates, cloud-based services associated with the software. We have identified up to four performance obligations for each of the platform development contract under SmartHomework® solution product line, which are a) the construction of A.I. Study Room and b) to provide a perpetual software license with the rights to use all the content and proprietary technology under SmartHomework® solution c) to provide certain software-related cloud services under SmartHomework® solution d) to provide the when-and-if-available software updates.

For the construction of the A.I. Study Room, similar to the construction of the testing centers under SmartExam® solution, we consider the promises to transfer the goods or services are capable of being distinct but not separately identifiable. The A.I. Study Room is a “retail outlet” of the comprehensive online interactive learning and A.I. big data platform and we provide a significant service of integrating the hardware and software into the A.I. Study Room that the customer has contracted for. Any separate delivery of hardware, software or installation and implementation of software and hardware cannot achieve the customer’s intended function, that is, each of the promises represent the input into the A.I. Study Room, which is the combined output which the customer has requested per the contract, thus we treat them as a single performance obligation.

The fixed transaction price is allocated among these performance obligations based on their SSPs. Because we lack observable prices for the software-related cloud services and when-and-if-available software updates, the allocation of revenue is based on our estimated SSPs. The customers sign acceptance to us upon the transfer of the A.I. Study Room and we grant the perpetual license at the same time upon the acceptance of customers. We recognize revenue for the construction of A.I. Study Room at a point in time when the performance obligation is satisfied which normally occur upon the acceptance of customers. For the perpetual license, we consider the software license as a functional intellectual property since it has significant standalone functionality and recognize the revenue at a point in time when such license is granted to the customer which is normally occurred at the point when customers accept the project. Revenue allocated to the software-related cloud services and unspecified software updates is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided. Revenue from the software-related cloud services and unspecified software updates are immaterial for the years ended March 31, 2021 and 2020, and for the nine months ended December 31, 2021 and 2020.

Our process for determining estimated SSPs involves management’s judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable. Should future facts and circumstances change, our SSPs and the future rate of related amortization for the software-related cloud services and unspecified software updates could change. Factors subject to change include the nature of the software-related cloud services and unspecified software updates, their estimated value and the estimated period they are expected to be provided.

For certain sales contracts, the customers require us to provide a warranty for a period of 3 years after the completion of the implementation. We determine that such product warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that a product will function as expected and comply with agreed-upon specifications. We have not sold the warranty separately. Because of the nature of the projects, including contract owner inspections of the work both during construction and prior to acceptance, we have not experienced material warranty costs and, therefore, do not believe an accrual for these costs is necessary.

2.	Software Customization and Content Development

We provide software customization and content development services based on customers’ specifications. Contracts of this revenue stream generally do not contain significant financing components or variable consideration. The promised services in each service contract are combined and accounted for as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. We recognize revenue from its software customization and content development service contracts at a point of time when the customers accept the customized software and / or content when the control of such software and / or content is transferred to the customer. Additionally, we provide product warranty on customized software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. No warranty is provided for customized content delivered. We have not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

3.	License

We also enter into separate license agreement for license of the proprietary academic evaluation technology and A.I. algorithms, as well as sell contents of the academic exercise question bank to other educational service providers and educational technology companies. Customers purchase the right to access the cloud-based contents under time-based arrangement, which is generally one year. We recognize revenue ratably over the respective term of agreement.

4.	Personalized Exercise Book and MOTK Pro

We provide print version of SmartHomework® exercise book, which provide personalized exercises to students with subscription charged to the students per semester. The digitized SmartHomework® content, including the personalized exercise book, is covered by the SmartHomework® solution platform contracts between us and the schools or local governmental bureau. Students are able to access to the contents through authorized hardware in school. The print version of SmartHomework® exercise books allow students to have a similar access when they are outside the campus. During the subscription period, personalized exercise book is delivered in paper-based format on a daily or weekly basis. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date the student is granted access to the print function.

We also provide a premium version of SmartHomework® program, called MOTK pro, with a typical annual subscription to students. This premium service cover all subject fields with unlimited access during the subscription period to the cloud-based contents from personal devices, such as personal smart phones or tablet. We also sell the MOTK pro through many nationwide corporations, who are considered as MOTK pro business partners. Revenue for sales of MOTK pro is recognized ratably over the subscription period, which starts on the date when the students activate the account and the content is made available to students.

5	Digitization services

We provide digitization services to publishers, which convert the paper-based studying and exercise books into digital format. We conclude there is only one performance obligation in each of the contracts with customers within this revenue stream, which is to provide digitization service to publishers. Revenues are recognized at a point in time when we complete our digitalization service and the customer receives the fully digitalized materials.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended March 31, 2022 and 2021. We do not believe there was any uncertain tax provision as of March 31, 2022 and 2021.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

See Note 3 of our Notes to the consolidated financial statements for a further discussion of recently issued accounting standards.

BUSINESS

Overview - What is Ruanyun

We are a data driven artificial intelligence, or A.I., technology company focused on kindergarten through year twelve, or K-12 education in China. We bring technology to schools, and we are committed to reforming the traditional Chinese education and learning model by facilitating schools, teachers and students with new teaching, learning, and assessment methods in the A.I. era.

We believe the road to college should come with directions. Our mission is to help each K-12 student in China understand their specialty and find their way to higher education and future success.

Ruanyun was founded because we believe we can connect students with suitable learning materials to help improve their learning efficiency through data and A.I. technology. We believe understanding student’s academic status is the foundation for matching and distributing high quality, personalized educational resources and that this is an effective way of learning. We are committed to delivering a modern, efficient and effective learning model by providing schools, teachers and students with new teaching, learning and evaluation tools using the internet and A.I. By the end of the last quarter of 2020, we had over 11 million K-12 students who were using with our online SmartHomework® learning platform, of which approximately 212,000 were paying premium subscribers and approximately 1.25 million were monthly active users. These numbers represent increases of 49.9% and 66.9%, respectively, from the same period in 2020. As of August 31, 2022, we had over 13.7 million K-12 students who were using with our online SmartHomework® learning platform, of which approximately 402.9 thousand were monthly active users.

In 1995, China’s National People’s Congress enacted the PRC Education Law which sets forth provisions regarding the foundational education system in China. Among other things, this includes a school system of kindergartens, elementary schools, middle schools and high schools, with grades from Kindergarten through twelve that provide compulsory education. Such law also stipulates a series of official diplomas to be granted upon students’ passing various levels and exams; and the pinnacle of such exams is the National College Entrance Exam, or the NCEE, also known as Gao Kao.

As of the date of this prospectus, we believe we are the only A.I. educational service provider that is integrated with the public K-12 education system of an entire province (Jiangxi) within China. We believe we have one of the most comprehensive online learning ecosystems covering all K-12 subject fields and grade levels, one of the largest academic exercise question banks that is designed and built for interactive learning, and one of the most advanced A.I. algorithms that power such questions, all of which are accessible online and on demand. Online classes and homework, and on-demand lectures and evaluation, which were only supplementary to the traditional in-school education in the recent past, are becoming more mainstream, especially after the coronavirus outbreak in 2019. With our SmartHomework® platform in place, we believe schools could quite easily provide daily live-classes, while assigning homework, administrating tests and conducting evaluations online.

As of the date of this prospectus we believe we are the only K-12 question bank vendor in China that licenses its contents and evaluation technology to other educational service providers. Since inception, our online academic exercise question bank has accumulated more than 10 billion test data generated by approximately 13.7 million users from more than 26,000 schools (over 14,600 in Jiangxi Providence and over 12,000 in other provinces) and we have issued over 214 million evaluation reports. With the continuous collection and analyzing of students’ online learning data, our A.I. algorithms are constantly expanding and upgrading, reaching an evaluation accuracy rate of 97% (based on our own calculations), allowing us to provide students with tailored and effective learning strategies. We believe that, in time, our online learning platform will be recognized as revolutionary in affecting the advancement of China’s K-12 education system.

Industry Background

China’s National People’s Congress enacted the PRC Educational Law which sets forth provisions relating to the fundamental education system in China. This includes the school system of preschool, elementary school, middle school and high school (namely, K-12), with grades from one through twelve being compulsory education. The law also stipulates a system of educational certificates, which require taking a series of tests and exams to earn. The pinnacle of such exams is the National College Entrance Exam, or the NCEE, also known as Gao Kao.

Today, China has the largest K-12 education system in the world.

According to Ministry of Education of the People’s Republic of China, as of December 2020, China’s K-12 system had over 181 million students, including approximately 107 million primary school students, 49 million secondary school students and 25 million high school students across over 227,000 schools.

Over the past 40 years, particularly since the resumption of the NCEE in 1997, China’s K-12 educational system has been shouldering the responsibility of providing both public education to the masses as well as training and selecting a large number of qualified professionals. In July of each year, millions of Chinese high school graduates take the NCEE. Their NCEE scores will determine whether the students have the option to continue with their more advanced studies in colleges and universities, or enter into the general workforce, most occupations of which do not have college degree requirements and therefore inadvertently sustain a lesser social and economic status. Hence, the term “one test for life” describes Gao Kao as an existential turning point in millions of young people’s lives each year in China.

From 2019 to 2020, according to the China National Bureau of Statistics as of December 2020, China’s national education expenditure was 4.22% percent of GDP, which represented a higher level of such spending among developing and developed countries alike. In 2020, China’s educational spending was 4.2 trillion RMB (approximately $640 billion), a year-over-year growth of 7.10% percent. Since 2016, the Education Ministry of China has made various attempts to reform China’s educational system, aiming to rid the “one test for life” reality and to evaluate students’ performance and potentials on a more comprehensive basis. This is a reform of tremendous undertaking and is expected to be carried out to each provincial and municipal level within China. However in its early stage, China’s well-intended and sometimes heavy-handed approach to such a reform has not been without adverse consequences, which we believe mainly stem from the following issues:

●	The distribution of educational resources is uneven in China.

●	In a modern and fast-paced society, the traditional ways of teaching, learning and academic evaluation are seen as less efficient, effective and fair.

●	Without a new and more holistic approach in place, standardized test-taking still dominates students’ performance evaluation.

Consequently, the competition for resources and the emphasis on the results of standardized tests have only intensified, while tech-savvy students and parents look to the internet for gaining a competitive edge and academic advancement. As a result, central and local governments alike are seeking solutions to this matter. According to an iResearch report dated as of December 2020, the market size of China’s K-12 after-school tutoring education reached 530 billion RMB (approximately $79 billion) as of 2020. Meanwhile, according to the China Statistics Bureau, China’s household education and entertainment expenditure grew at a compound rate of over 9% from 2014 to 2019. We aspire to be the preferred A.I. educational technology provider to China’s approximate 181 million K-12 students in about 227,000 schools. First, our online learning tools can be tailor-made for each individual school, class, teacher, and/or student. Second, our adaptive learning platform requires different investment amounts for different users, hence, even school districts or students with modest budgets can afford our products and services. Third, our solution can bridge the gap between standardized classroom teaching and adaptive individualized learning, as we use the internet as a means of distribution of otherwise scarce valuable educational resources.

Aside from public K-12 education, the traditional K-12 student homework book market alone reached over RMB102.3 billion (approximately $16 billion) in 2019, according to OpenBook as of December 2019. With the recent digital transformation ongoing in China’s school system and advanced AI technologies, personalized homework books are introduced to help students study efficiently. Personalized homework books can be in both digital and paper-based format. Such books contain custom-made learning and practice content for each student by classification according to students’ current learning situations and learning abilities. They can be delivered to students online or published and delivered in paper form on demand. We believe this new form of publishing is becoming one of the most sought after models. In July 2021, “the Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education (the “Opinions”) ” policy was released by the China central government, seeking to decrease workloads for students and overhaul private tutoring sector. In the policy, it states that elementary students must finish homework in-school, and junior high school students finish most of their homework in-school. In addition, the policy states “tiered, flexible and personalized homework is encouraged”. Our SmartHomework® solution provides in-school service aiming to help students to study more efficiently by providing personalized homework to each students, Based on the “Opinions”, local governments have quickly chosen our SmartHomework® solution to push new reforms into effective. In Jiangxi, our “Personalized Publishing” service has been granted Exclusive Operation Right by government authority throughout the entire Province of Jiangxi.

In addition, the computer-based Academic Proficiency Test, or APT, is also setting a new trend for the test-preparation market. As the assessment is changing from paper format to computerized format, the test preparation solutions and smart devices markets are experiencing rapid growth. The computer-based assessment is currently being implemented in one province (Jiangxi) as the pilot project for the China Education Department. According to iResearch as of April 2021, the test preparation service and smart learning device markets are expected to reach RMB 34.3 billion (approximately $5.3 million) in 2020 and to grow to over RMB 60 billion (approximately $9.2 billion) as the computer-based test format becomes mainstream.

Our online SmartHomework® platform provides effective learning tools to students, and can meaningfully improve students’ academic performance. In the meantime, we continuously accumulate students’ learning data, analyzing their logical thinking, spatial imagination, language skills, analytical reasoning and other specific characteristics. This allows us to provide both scientific and empirical evaluation to each student, and recommend solutions to his/her individual learning needs.

As of August 31, 2022, over 13.7 million students use Jiangxi Ruanyun to collect their daily homework exercise data, prepare for a test or attend the Academic Proficiency Assessment, which is an official assessment across all subjects taught in schools, conducted by the Education Testing Authority in China. We believe we are currently the only company in China that has comprehensive study and test data for each student. This allows us to understand each student better and enables us to help them reach the next level of educational success with an effective strategy, every step of the way.

What We Offer

Over the last decade, our A.I. learning platform has expanded from learning to assessment in school to A.I application, services and hardware. We believe we are a trend-setter to aid in reforming the traditional education model in China with the technological progress brought about by the advent of A.I. technology. We believe we are the only educational A.I. company in China that serves both everyday learning and Academic Proficiency Test in-school. By providing computerized testing for China’s Academic Proficiency Test, which is equivalent to the SAT in China, it enables us to serve every student. Our everyday learning to official assessment model allows us to expand into a range of personalized “online” services and “offline” products for students in high demand.

We currently sell our products and services through two primary product lines, namely our SmartExam® solution and SmartHomework® solution. Our SmartHomework® solution delivers personalized learning solutions for students to study more effectively. Teachers can adjust instructions for students based on their specific needs. In addition, our SmartExam® solution helps deliver China’s Academic Proficiency Test , which is required in China for obtaining a high-school diploma, in computer-based format. We also provide self-learning solutions and smart-devices, such as smart printer / smart headset for everyday study and test preparation.

Since 2019, we have been working with the Jiangxi Education Department to help bring high quality education and learning materials to every student regardless of where they are or how much money they have. With our SmartHomework® system, we could also help each student learn effectively. In July 2021, “the Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education (the “Opinions”) ” policy was released and local governments have chosen our SmartHomework® solution to implement new reforms, and recommended that all schools in Jiangxi Province adopt our solutions.

In addition, the Ministry of Education of the People’s Republic of China encouraged local education authorities to adopt computer-based APT to replace traditional paper-based exam gradually. We believe that as a result of the “Opinions” policy, more high school and college admission departments will take APT grades and multi-dimensional assessment into consideration.

Everyday Teaching and Learning

Our SmartHomework® system is a digital teaching and learning decision platform, which collects students paper-based homework data with our intelligent scanning machine. During collection, the system can evaluate the grasp of knowledge for each student, and the teacher can adjust instructions for students based on their specific needs. Items that should be reviewed in the next class and AI generated instructions are being provided to the teacher immediately.

As the homework data is collected, the system immediately forms a personalized exercise book, or P.E. Book, with analogy questions personalized for each student based on mistakes or errors picked up in such homework data. Jiangxi Ruanyun and its subsidiaries professional “Personalized Publishing” service delivers the P.E. Book in print within 24 hours. We believe that this helps each student study more effectively without changing their normal study habits. The items that students practice would be determined by their own study data, and is then made available to them in a personalized and timely manner.

In addition, our A.I. learning platform provides teachers and students with additional online services. Based on the homework data collected, the system allows teachers to adjust their instructions for students who are either ahead or behind in their studies. The students, on the other hand, have access to their historic study data and information showing their academic strength and weaknesses. Personalized online courses and adaptive online practices are also provided on demand. While practicing online, the system provides consistent feedback to help students stay on course in their studies. We believe this is a revolutionary tool for students to learn and that it can significantly improve their academic performance.

We continuously accumulate students’ learning data during their learning process, analyzing students’ logical thinking, spatial imagination, language skills, analytical reasoning and other specific characteristics. This allows us to provide both scientific and empirical assessments to each student and recommend solutions based on his/her individual learning needs.

Academic Proficiency Test

China’s Academic Proficiency Test, or APT, is an official assessment across all subjects taught in school. There are eleven subject assessments which include Chinese, Math, English, Physics, Chemistry, Biology, Political Science, History, Geography, Information Technology and General Technology. All subject APTs need to be taken both during the secondary and high school periods. The secondary school APT assessments would be included as part of the high school admission process, while the high school APT is a pre-requisite for obtaining one’s high school diploma. For high school graduates seeking to study overseas, official APT grade report could be issued by education authority as it is widely accepted by institutions around the world.

We began providing computer-based APT services for the subject of Biology in 2013 and expanded to all eleven assessment subjects in 2017. Today, our SmartExam® platform and service covers assessment question contents, grading and evaluation, onsite management, training and supervision and standard security. This allows us to cover every student in the serving provincial or municipal area. As of August 31, 2022, we believe we are the only computer-based educational APT assessment vendor in China.

Test Preparation

Building on the APT assessment services, we have introduced test-preparation books and adaptive practice applications and began to invest in building smart devices that further enhance students’ learning experience and efficiency. This is how we developed APT practices books for each subject and invented Jiangxi Ruanyun Smart-Headset for English assessments. Students who take any mock test in our online practice application have access to video lessons and will receive personalized study resources based on their test results.

Smart Devices

Building on daily learning and assessment services, we began to invest in building smart devices that further enhance students’ learning experiences and efficiency. Based on this, we invented Smart-Printer for personalized publishing and Jiangxi Ruanyun Smart-Headset for English assessments. For the introduction of Smart Printer, please refer to “Personalized Exercise Book-Smart Printer”.

Notable Achievements to Date

Since inception, we have benefited greatly from China’s overall economic growth, the increase in Chinese families’ disposable income, the rising Chinese household spending on education, and increased competition for China’s K-12 educational resources.

We Believe We Are the Only Educational Technology Company Who Is Integrated With the Educational System of an Entire Province: Our philosophy has always been that students do most of their learning in school, therefore we bring technology and content to schools to help students learn. We integrate our online SmartHomework® content and evaluation tools with standardized curricula of fourth through twelfth grades, while providing technological solutions to both on-campus and online learning. By doing so, we believe we are achieving two goals: to improve students’ learning efficiency and to lessen teachers’ work load. This approach was proven especially productive during the coronavirus outbreak in the first quarter of 2020 as millions of students who took their spring semester classes online also used our SmartHomework® contents for homework and evaluation.

We Believe We Are the Only all Subjects Computerized K-12 Testing Service Provider in China: Since 2013, we began working with the Nanchang Education Testing Authority to provide the K-12 paperless Academic Proficiency Test. To date, with over one million tests taken, we believe our proprietary test-taking system has generally been materially glitch- and error-free. As a result, we believe the computerized academic assessments conducted by the Nanchang Education Testing Authority, through us, is regarded as an exemplary case in officially sanctioned K-12 computerized testing services by China’s Ministry of Education and China Education Testing Center. As a result, many provincial and municipal testing authorities have also been reaching out to us for our expertise and we believe future opportunities will arise.

We Believe We Are the Only Supplier of Online Academic Exercise Contents Paired with Evaluation Tools: Since inception, we have spent over RMB 46 million (approximately $6.78 million) on designing, constructing, and updating our academic exercise question bank as of August 31, 2022, which we believe is the cornerstone of our success. This question bank consists of 16.8 million questions as of August 31, 2022, updated and supplemented daily, and covers all K-12 schools’ subject fields and grade levels. It is used for students’ daily practice as well as test-taking and performance evaluation. Since 2018, computerized K-12 academic testing and Smart Campus 2.0 program (a program established by The Ministry of Education on April 13, 2018) advocated by the Chinese government have given rise to a great number of new service providers catering to K-12 education, and they are all in need of academic exercise content, since it is one of the prerequisites for the Chinese government’s educational project bidding. We believe our academic exercise question bank is one of the few on the market that is large and diverse enough to meet this demand. Therefore, rather than developing such content in-house, many service providers prefer purchasing content from a vendor like us.

We Believe We Are the Only Educational Technology Company with a Publication Business License: Jiangxi Ruanyun was granted the “Publication Business License” issued in August 2020 (expires June 2035) by the Jiangxi Provincial Press and Publication Bureau (License No. 20477), becoming the only educational technology company in the Educational Technology market with publishing and distribution qualifications. Our online SmartHomework® suite of products, which are used by over 13.7 million K-12 students, have features that analyze students’ graded homework and quizzes, provide correct answers, and personalize reports, study guides and recommendations (some of these features are paid for and provided to students complimentary by school districts). Our premium subscribers can also request and print additional practice exercises of their chosen subjects and knowledge points. Printing of such materials can be done either in our A.I. Study Rooms® or at students’ own homes, which require equipment purchased from us. Alternatively, printing can also be done by us and delivered to students for a fee. We believe this personalized publishing service is the future for the publishing industry. As of August 31, 2022, over 214 million copies of the P.E. Book have been issued and delivered to our student users.

Our Strengths - What Sets Us Apart

China is in the midst of a major educational reform that is aimed to aid the long-term transformation of the Chinese economy from a focus on low-cost, labor-intensive manufacturing to a focus on technology and innovation. We believe the following competitive strengths differentiate us from our competitors and will continue to contribute to our success:

Integration with Schools: We strongly believe that students should do most of their learning in schools, therefore we bring our technology to them there. We deliver online academic exercise content, build A.I. Study Rooms on campuses, and integrate our SmartHomework® platform with students’ daily learning. In return, the K-12 school system is becoming our most robust source of growth. As we provide services in school, we do not need to drastically change the current habits of teachers or students. The teachers still assign traditional homework, and students work on such assignments in the homework book. We believe this solution is favored by both teachers and students. In addition, the recent upsurge in online learning due to the coronavirus outbreak in China has also been reshaping millions of students’ learning and studying routines, which we believe has been creating many opportunities for us for online learning.

Leading Technologies: Since inception, we have continued to develop our proprietary big data analytic and online A.I. algorithms; they underpin the delivery of our products and services for the benefit of improving students’ learning efficiency and academic performance. We have invested significant resources in research and development, and we have built a strong research and development team. As of March 31, 2021, we had a research and development staff of 63 members, accounting for approximately 34% of our total full-time employees. As of March 31, 2022, we had a research and development staff of 49 members, accounting for approximately 26% of our total full-time employees. We value our proprietary technologies and strong research and development capabilities, which we believe differentiate us from other companies in our industry. As of the date of this prospectus, we have an intellectual property portfolio consisting of 11 patents filed (9of which have been registered, and 2 is still pending) with the PRC State Intellectual Property Administration, 30 trademarks filed (21 of which have been registered, and 9 are still pending) with the PRC State Intellectual Property Administration, 44 copyrights registered with the PRC State Copyright Bureau, and 8 domain names.

Big Data: Since establishment, our database has accumulated more than 10 billion of study data generated by over 13.7 million users in more than 26,000 schools, and we have issued over 214 million exercise books and assessment reports. With the continuous accumulation of learning data, we have enriched the student learning database, optimizing our “Deep Knowledge Tracing”, exercise push algorithm, and predicting and learning strategies recommendation A.I. algorithm.

High Quality Content: We believe the academic exercise question bank that we have created is a leader in the market. It covers all grades and subjects and has over 15,031 high-quality knowledge points as of August 31, 2022. It is in high demand by schools, other educational service providers, and testing authorities.

Best of Breed Homework OCR Technology: On the basis of owning a large number of paper homework pictures, we have developed Optical Character Recognition, or OCR, technology, handwritten and printed content differentiation and other AI technologies, which has greatly improved our image recognition. This is the cornerstone for A.I. driven personalized exercise book formation. We have registered paper based homework OCR as our patent in China.

Customer Loyalty: We have very low customer turnover, and we believe this is because the products and services we offer are of high quality and value, and they address important needs for modern-day K-12 learning. For example, based on our usage data, students who are accustomed to using our online tools are more likely to become active users and eventually paying customers. This is evidenced by the steady growing number of premium users among total number of registered users on our SmartHomework® platform. We have built our user base by serving our users’ learning journeys, which we believe leads to a high degree of loyalty to our brand. Our customer base also enables us to continually cross-sell and upsell our products and services and to expand our market share.

Scalable Business Model: Capitalizing on our proprietary technology infrastructure, our consumer, or 2C, and government procurement, or 2G, businesses can be expanded and replicated with consistency very quickly, which, in the foreseeable future, we believe will help us achieve economy of scale and profitability and enable us to efficiently address the needs of our customers.

Visionary and Experienced Management Team: We have a visionary and experienced management team with strong execution capability. We benefit from the extensive experience and knowledge of our management team. Founded by IT professionals, we know that technology can bring about revolution in all walks of life, including education. Our founders were educated, and worked extensively in the IT industry in the United States. Throughout the years, we have assembled a management team of top professionals in their respective fields – from big data analysts, A.I. algorithm programmers, and expert teachers to sales and marketing personnel. We believe that the extensive experience, service and product knowledge, strategic vision and execution capabilities of our management team will allow us to continue to execute our growth strategies to achieve a high level of success.

Yan Fu has served as a member of our board of directors since March 2021. Ms. Yan Fu is the founder of Jiangxi Ruanyun Technology Co., Ltd. and has served as CEO and President since 2012. She has 14 years of information and software enterprise management experience. Prior to founding our Company, Ms. Fu served as director of quality assurance at IgnitionOne, managing its R&D process and quality assurance department from 2011 to 2012.

Prior to that, from 2001 to 2011, she was the principal quality assurance analyst at Manhattan Associates, a supply chain software company in the US, and was responsible for quality control and team management of three software products. She earned a master’s degree in Management of Information Technology in 2005, a master’s degree in Business Administration in 2002, and a bachelor’s degree in Computer Science in 2000, all from Indiana University. We believe Ms. Fu’s experience qualifies her to serve on our board of directors.

Mr. Cong Zhao is our co-founder and has served as Chief Technology Officer of Jiangxi Ruanyun since inception, and is in charge of product design and R&D. He has over 20 years of software and platform development experience, and is specialized in big data analysis and A.I. algorithms. From 2004 to 2012, Mr. Zhao co-founded and built up SearchIgnite (later renamed to IgnitionOne), which tracks more than $2 billion in online advertising as well as $30 billion in online sales. From 2003 to 2005, Mr. Zhao was the chief architect of SmartVideo Inc., where he presided over the development of the first mobile TV video software and platform in the US. From 2000 to 2003, Mr. Zhao was the senior architect of SimplyHealth Inc. in the US, and was in charge of the development of large-scale B2B medical insurance software system. Mr. Zhao earned a master’s degree in computer science in 1996, and another master’s degree in statistics in 1994, both from Indiana University. Mr. Zhao also has a bachelor’s degree in mathematics from Nankai University from 1992.

Our Strategies - How We Approach the Future

We seek to be a major technological solution provider to China’s education reform and lead the development of the A.I. learning industry. Our primary goal is to establish ourselves as a dominant A.I. educational technology company in China.

We are seeing a transformation in China’s K-12 learning in conjunction with the advancement of internet technology and the ongoing educational reform. Based on the successful launch of our SmartHomework® platform, we are focusing our resources primarily on the consumer (2C) market in order to expand our business nationwide. We plan to pursue the following growth strategies to achieve our goals:

●	Further develop and pursue existing marketing channels that are proven successful at acquiring large numbers of 2C customers: On a national level, our collaboration with Tencent and traditional publishers are unique and successful marketing strategies that we are pursuing vigorously. Our goal is to reach 14.5 million registered users by Q4 of 2022. This ongoing task will be undertaken by our national sales team.

●	Convert more users into premium subscribers: As of August 31, 2022, we have over 13.7 million registered users nationwide. We believe the registered users and the percentage of paying users would continue to increase because of the following factors: 1) there is an adoption period for using our SmartHomework® platform which involves training and reforming learning habits; 2) all users who we acquire from traditional publishers and other strategic business partners are paying customers since they are mostly from out-of-province and therefore are not subsidized by the Jiangxi government; 3) the “addiction” to our online learning platform will give rise to greater demand and reliance as students advance onto higher grade levels and face entrance exams; and 4) special situations may promote the use of online learning tools, whether they are for subscription or for free. Once such learning habits are formed, students tend to stick with them.

●	Expand service offerings on our learning platform: According to students’ usage data that we collect on our SmartHomework® platform, we have noticed that the why’s and how’s are more important than the what’s. In other words, students who use our learning platform are more actively interested in finding out why they’ve done something wrong and how they are to correct it, rather than what the right answer is. To that end, we launched a new service of pre-recorded short video lectures on specific knowledge points and types of questions that are most likely to have been answered incorrectly in December 2019. This service is expected to be included in our basic version of SmartHomework® for periodic trials in order to entice students to upgrade and to serve more students.

●	Continue to offer ancillary products and services: Shortly after launching the premium version of SmartHomework®, MOTK Pro, we started selling hardware to subscribers as well. Such equipment includes smart printers, palm scanners and smart pens, with some of them being OEM’d for our Ruanyun® brand, and others of national brands, such as HP, EPSON and Elean. We have found that there is a need for students to have the same equipment set-up at home as their on-campus A.I. Study Rooms®, because it makes it easier for them to use our platform during the off-hours of school, especially when they were confined at home because of the coronavirus outbreak. Also, since such equipment buyers will most likely become our long-term subscribers, we are devising a new sales strategy of providing certain equipment complimentary in exchange for signing up to be premium subscribers. Another ancillary for-profit service we offer is printing – for students and parents who prefer paper reports over digital ones, we charge a nominal fee for printing and delivery. Students tend to request such service each semester as it is more convenient. With thousands of students per school, we believe this will be a quite lucrative business aspect.

●	Utilize a top-down marketing approach for school integration: We work with local school districts and education authorities to bring about changes in schools as they embrace educational reform in China. We believe that K-12 students should do most of their learning in schools, therefore we bring technology to campuses. By doing so, we not only integrate our technology with the school system, but we can also acquire large numbers of users for our products and services, and hence play a part in China’s educational reform efforts. We believe this approach will have a productive long-term effect on our profitability.

●	Develop new products and services for enhancing the online learning experience: Due to the coronavirus outbreak, millions of K-12 students across China were required to take their classes online as schools throughout the country were forced to be closed for months. As a result of the coronavirus pandemic, offering online courses by public school teachers became the new daily standard. One major feedback from teachers, students and parents alike regarding online classes is the lack of a “live-like” classroom experience. In order to help solve such a pressing problem, educational technology companies, like us, are working around the clock to come up with new solutions. We believe this is particularly useful when it comes to STEM (science, technology, engineering and math) learning, where 3D illustration is critical in understanding a particular subject.

●	Promote our Personalized Exercise Book service to active users: Presently more than 4 million students have been using our SmartHomework® products and services. Our strategy is to partner with various national companies with large customer resources, such as China mobile, or Jiangxi Xinhua Publishing Group , allows us to serve every student (at a cost) with a new way of homework publishing. Our business alliance provides the P.E. Book as a standard subscription service for each student in the range of RMB50 to RMB200 (approximately $8 to $31) per student per semester. Such subscription is renewable each semester, an affordable price for most families in Jiangxi Province. Of this fee, we receive RMB32 to RMB130 (approximately $5 to $20) per student each semester. We believe this will dramatically expand our business boundaries.

●	Accelerate the market expansion of SmartExam® services: According to Guiding opinions of the Department of Science and Technology Information Technology of the Ministry of Education on promoting the construction of new educational infrastructure and building a high-quality education support system (Exposure draft) as of March 2021, it was reported that the Ministry of Education of Chine recommend all provinces to transition the Academic Proficiency Test from paper-based to computer-based format throughout the year by 2025. We believe that performing the assessment computerized is the better solution to achieve such objective. Today, many testing authorities in China have begun to pilot the computer-based testing service. We have begun reaching out to other provincial examination institutions for service trials to expand our market share.

●	Strengthen the construction of our exercise bank: We are striving to increase the quality of our exercise bank and to keep it up to date with the new teaching and learning trends. For example, we intend to increase the number of labels for each question in order to match analogy questions differentiated by daily exercise or exam preparation.

Our Products and Services

In the early 2010s, with the advent of mobile internet and the proliferation of smart phones and wireless PCs in China, it was just a matter of time before more and more K-12 students began looking to the internet for gaining academic competitiveness and advancement. This was a trend identified by the founders of our Company, who, in 2012, initially set out to build a question bank of academic exercises for distribution online. In the subsequent years, centered around our 16.8 million Question Bank and A.I. Student Performance Evaluation, our products and services have evolved into two major segments, namely SmartHomework® and SmartExam® solutions, both of which serve the following purposes:

●	To use the internet to disseminate high quality K-12 educational resources;

●	To improve efficiency and effectiveness of modern-day learning and teaching; and

●	To facilitate students to be more engaged and to improve their academic performance and competitiveness.

①SmartHomework® Solution

In order to effectively support the needs of teachers, students and parents with all of their key daily educational activities, we offer a full suite of data-driven and user-friendly products for both in-school and after-school use. Our SmartHomework® products and services are the most popular among the over 13.7 million students we currently serve. SmartHomework®, which we launched in 2019, is a technology platform that combines advanced OCR optical handwriting and graph recognition, knowledge point structural diagramming, contents of our K-12 exercise question bank, our proprietary A.I. search engine and big data analytical software. We sell a primary version of our SmartHomework® to schools, who then provide it to teachers and their students complimentarily. Recognizing that after-class tutoring can be expensive, but necessary, and only affordable to wealthier families, local education authorities are providing (through schools) some after-class assistance to all students by deploying our SmartHomework® platform.

Through SmartHomework® we deliver a best-in-class user experience for all homework-related activities. To provide an integrated education experience, our system matches the corresponding teacher, student and parent accounts to streamline homework assignments, synchronize updates on learning progress and outcomes and facilitate communications among them.

Homework Assignment

Our applications not only allow teachers to assign traditional paper based homework, but also give teachers the ability to easily access our massive, proprietary question bank when assigning homework to their students. Our question bank is highly localized, which, given the significant regional differences in China’s K-12 education, is necessary to effectively improve students’ educational outcomes. Since its launch in 2018, millions homework assignments have been completed using our SmartHomework® solution. Leveraging our high-quality algorithm technologies, our applications automatically generate and recommend to teachers a wide variety of homework sets sourced from our proprietary question bank. These homework sets are tailored according to a number of corresponding local and personal factors, including textbook versions, learning objectives, specific knowledge points and weaknesses and areas for improvement. They are further categorized for specific use cases, such as day-to-day, after-class homework and exam preparation.

We provide teachers with the flexibility to create their own customized homework sets using questions sourced from our question bank. Teachers may also use our applications to distribute paper-based homework assignments to their students digitally. The screenshot below illustrates the homework assignment-related functions of our teacher applications:

Homework Submission and Supervision

Any student can get connected with us online and use their own smart devices or our OCR scanners to upload their paper-and-handwritten versions of graded homework, in-class exercises, quizzes, and tests to our SmartHomework® platform. Our system will then perform an analysis to determine incorrect answers and will return with the correct answers and digital explanations. Our system simultaneously collects data on the student’s submissions and, in time, forms an academic “portrait” of such student. We believe that our SmartHomework® service provides solutions to the following issues:

●	It affords all students with a basic but essential tutoring service; more importantly, such service is provided for after-class instead of after-school, which means it imposes no extra study time or financial burden to public school students.
●	It takes workload off teachers who are generally overworked.
●	It helps students to form more efficient study habits by using online tools.
●	It assists school districts in compiling academic performance records on students as opposed to relying solely on test results.

For digital assigned homework, our applications allow students to submit the answers digitally through a range of common input mechanisms, including typing, digital handwriting and voice. Our teacher applications automatically grade or, at a minimum, generate preliminary marks for all homework sourced from our question bank as soon as students complete their assignments.

Each homework system will provide teachers with data evaluation of the class and individual students and corresponding course materials for the next class. When the entire class has completed an assignment collection, the teacher can view and analyze the results of the entire class assignment according to the page number or unit of the teaching aids in the applications. The teacher can focus on the problems with high error rate and can get the students’ answers for further analysis. The screenshot below illustrates the homework evaluation-related functions of our teacher applications:

We also enable parents to supervise their children’s homework in real-time. Our parent application sends automatic notifications for a range of activities, alerting parents of new assignments, delays and an overview of student homework results so that parents can easily track their children’s day-to-day learning progress. Under parental supervision, students can practice autonomously in our application to test their mastery of learning. If some topics are not mastered, parents can watch the micro class on the topic with their children to learn and practice again. The screenshot below illustrates the functions of our parent application:

Before examinations, parents can also choose to generate a comprehensive evaluation report in order to analyze the knowledge points students need to focus on. It also provides personalized learning and practice questions identified at student’s levels for pre-examination review. The screenshot below illustrates the knowledge points. The expansion of the personalized knowledge map informs the parents of the root cause of the knowledge not grasped.

Tracking and Analyzing Homework Results

We believe the SmartHomework® solution vastly improves the efficiency and depth with which teachers are able to track and analyze homework results to monitor student learning progress. For each homework assignment, our teacher applications automatically generate a comprehensive report based on insights from a wide variety of mission-critical data, including individual student results and class-wide accuracy rates, as well as average scores for each individual question. Our applications thereby promptly and precisely identify for teachers the weaknesses and areas of improvement of students both on a class-wide and an individual level, which is key to improving the effectiveness of their teaching and, ultimately, student educational outcomes. Our algorithm technologies also use this data to constantly fine-tune our homework recommendations for each teacher, creating a self-reinforcing cycle that rewards long-term, repeated use of our products. The screenshots below illustrate the functions of our teacher applications related to tracking and analyzing homework results:

Through their respective applications, students and parents can also access detailed compilations of all the mistakes students have made in the past, which constitute valuable personalized learning materials for students’ review and reference for parents’ guidance and supervision.

We believe schools and students who use our services will remain with us for the long-term because of the academic records we help schools build and maintain. Once accustomed to using our SmartHomework® suite of online products, students have shown a great reliance on them. At the same time, once our SmartHomework® platform is deployed and adopted, school districts, who are generally the payers, also typically prefer keeping us in place since we are perceived to be the only educational service provider whose online platform, products and services are designed from the standpoint of the educators, and therefore we believe we can be easily integrated into the provincial K-12 public school system in China.

A.I. Study Room®

Through government contracts, we also build our proprietary A.I. Study Rooms® for schools. An A.I. Study Room® is a “retail outlet” of our comprehensive online interactive learning and A.I. big data platform. It is a designated classroom which is equipped with computers along with high-resolution scanners and printers. In this room, students can get connected with our online learning platform which allows them to upload their graded homework, quizzes and tests for evaluation, and they can also download study guides and/or recommendations for further study. It is a physical place where students are encouraged to utilize our SmartHomework® platform, and it is paid for by local schools and/or school districts. Every A.I. Study Room is unmanned and managed by software only. We believe this is not only an innovative way for us to integrate our SmartHomework® platform with students’ daily learning, but is also regarded by various educational authorities as an effective means to deliver additional academic help to those students who otherwise could not afford such help. Teachers also welcome our A.I. Study Rooms® since a meaningful portion of their pre- and post-class work can be done by our online software, therefore their time can be allocated to more productive matters.

We started building A.I. Study Rooms® in late 2020 and have completed 76 in Jiangxi Province and 25 in other provinces as of March 31, 2022. From 2022 to 2023, our goal is to build a total of 1000 various types of A.I. Study Rooms.

By the date of this prospectus, we formed three versions of the A.I. Study Room®: A.I. Study Room®, A.I. Study Room® Mini, and SmartHomework® Station. A.I. Study Room® is our standard version, which sells for RMB600,000 (approximately $92,308) per classroom. A.I. Study Room® Mini is a smaller version of the A.I. Study Room® which is designed for schools with less than 100 students. The mini version sells for RMB15,000 (approximately $2,308) per site. The SmartHomework® Station, which sells for RMB 6,000 (approximately $923) each, is placed into every physical classroom. Students can collect their own homework data in class and more frequently.

Personalized Exercise Book and MOTK Pro:

In December 2019, we introduced a premium version of our SmartHomework® program called “MOTK Pro” with an annual subscription price in the range of RMB50 to RMB200 (approximately $8 to $31) per student per semester. This premium service covers all subject fields for grades 4 through 12, and provides our “VIP students” (a term we only use internally to distinguish paying customers from regular ones for revenue recognition purpose) with the following extra perks:

●	They can print correct answers and explanations for further study off-line either in school, at home, or with tutors.
●	They can retrieve patterns of what they’ve done wrong pivoting on knowledge points and/or time horizon, so as to identify weakness and progress.
●	They can retrieve study strategies, like-kind exercise questions, and pre-recorded tutorial videos for further studying on their own time.
●	High school students can also get recommendations on which colleges or universities are most suited for their higher education based on their academic merits. In fact, as part of the ongoing education reform, the government is recommending weighing more (20%) on students’ progressive academic records for college admissions, rather than relying solely on their NCEE scores. When this policy is implemented, we believe our premium service will become more sought after since we believe this feature of “college accessibility” is the only of its kind.

By the end of 2020, we had implemented strategic business partnerships with several nationwide companies as our MOTK Pro business partners.

In 2020, we introduced a print version of our SmartHomework® containing exercise questions that were originally answered incorrectly and similar questions, called Personalized Exercise Book, or P.E. Book. The P.E. Book is customized for each student based on items they have answered incorrectly and is delivered in paper based format daily or weekly with a subscription price in the range of RMB50 to RMB200 (approximately $8 to $31) per student per semester. Such subscription is renewable each semester, an affordable price for most families in Jiangxi Province. Of this fee, we receive RMB32 to RMB130 (approximately $5 to $20) per student each semester. This print service covers all subject fields for grades 4 through 12, and allows our “Print VIP students” (a term we only use internally to distinguish paying customers from regular ones for revenue recognition purpose) with the following extra perks:

●	Students can re-do what they have done wrong off-line on paper.
●	Students can identify strengths and weaknesses for further study.
●	Like-kind exercise questions will be picked out by A.I. system and provided to students on paper for further studying and practice on their own time.

By December 2020, the P.E. Book based on our SmartHomework® solution become so successful that Jiangxi Xinhua Publishing Group, which is a major publisher for the Jiangxi Province, made us a strategic business partner. Jiangxi Xinhua Publishing Group provides the P.E. Book as a standard subscription service for each student in the range of RMB50 to RMB200 (approximately $8 to $31) per student per semester. Such subscription is renewable each semester, an affordable price for most families in Jiangxi Province. Of this fee, we receive RMB32 to RMB130 (approximately $5 to $20) per student each semester. The partnership creates a new publishing and distribution model, which we refer to as Personalized Publishing, Fragmented Distribution.

Key Operating Data for Personalized Exercise Book and MOTK Pro

	For the Years Ended March 31,
	2022	2021
Monthly Active Users[1] (in thousands)	276.34	1,255.2
Paying Users[2] (in thousands)	10.20	213.4

	As of March 31,
	2022	2021
Registered members[3] (in millions)	13.4	11.67

Notes

1 “Monthly Active Users” are the average total number of customers that at least use once for our personalized exercise book or MOTK Pro during the specific period;

2 “Paying Users” are the total number of customers that paid for our personalized exercise book or MOTK Pro services; and

3 “Registered members” are the total number of customers that have registered and created accounts on our platform as of the specific date.

Smart Printer

The P.E. Book can also be delivered to students directly through our Smart-Printer with one click of button in MOTK Pro Application. Since September 2020, the Company has been providing VIP and printing services for no charge to its customers.

Question Bank Development

Our integrated, data-driven academic exercise question bank development capability is critical to the quality of all of our product offerings. We started designing and constructing our academic exercise question bank in 2013 with the assistance from more than 100 senior teachers who were considered experts in their respective subject fields. This question bank was constructed gradually and purposefully, and its contents encompass all subject fields and grade levels of China’s K-12 public education system. In constructing the question bank, we have been using our own LBMSA standard, as set forth below:

Localization: This refers to the consideration of the difference in difficulty levels of questions in different regions within China. This takes into account that students in big cities and coastal regions are sometimes noticeably more advanced than students of the same grade level from rural and more remote areas.

Balance: Within the question bank, the distribution of the number of questions for each knowledge point is balanced, and within each knowledge point, the number of questions of different difficulty levels is also balanced.

Multiple: This refers to the over 40 dimensional tags that we use for evaluation purposes while constructing the question bank.

Structure: The content of the question bank is structured to meet the needs of online testing.

Association: This refers to the quantitative storage of association between questions.

As of August 31, 2022, our question bank includes approximately 16.8 million questions that cover 15,031 knowledge points and has an approximate expansion rate of 20% per year. Our expert teachers closely monitor the academic requirements and trends within China’s education system so as to ensure that our contents are up to date with the mandated K-12 curricula. We also constantly seek feedback from our customers (teachers, students, and other educational service providers that purchase contents from us) to help improve the overall quality and user experience of our contents.

Of the approximately 16.8 million exercise questions, approximately 16 million questions are designated by algorithm as the “frontal questions”, which are the newer or more up-to-date questions. These questions are for students’ daily homework, after-class practice, and test-taking. The other questions, which are labeled as “background questions”, are questions that have been previously used many times and have been “reassigned” to the “background”, mainly for the purpose of creating correct and incorrect answers and for students’ performance evaluation.

From an application point of view, our question bank has the following characteristics:

●	Auto-labeling of knowledge points of questions.
●	Auto-categorizing of like-kind content.
●	Auto-creation of regional question banks.
●	Deep Knowledge Tracing (a paper published by Google and Stanford University scholars in 2015 where they explored the utility of using Recurrent Neural Networks (RNNs) to model student learning) technology can predict any student user’s grasp on any given subject matter or knowledge point.
●	Auto-extraction of questions from homework and test images.
●	Auto-generation of personalized exercise question sets.
●	Image-to-image coordination and comparison based on contents.

While building and updating our question bank, we have vastly improved our human processing efficiency. This enables us to be able to serve a great number of customers with a minimal labor cost, which we believe may be a formidable barrier to entry for some of our competitors.

Technology

In recent years, the advancement of students’ tech-savviness as well as the evolution of “internet of things”, or IoT, have contributed to the continued demand for our products and services, which are built upon a series of technologies, such as advanced performance evaluation technology, OCR, content recognition and big data A.I. algorithms.

Technology is at the core of our business, driving our question bank development, product innovation and operational optimization. Our technology team’s expertise spans a broad range of related fields, such as Computer Vision/OCR, Adaptive Learning Engine, and Big Data analytics. We focus our research and development on how to efficiently and accurately collect student studying data and how to recommend localized and personalized studying content for students. We have developed the following core technologies as the foundation for all of our products and services:

Question Extraction from Pictures: Our patented algorithm enables us to accurately extract every single question from multiple submitted pictures. The unique feature of our patented algorithm can combine content of a question across multiple pictures or columns in one picture.

Optical Character Recognition (OCR): By owning over 240 million student’s homework pictures, we have rich materials to let us develop and train our own OCR model. Jiangxi Ruanyun’s OCR technology gives its speedy and accurate recognition of printed content by removing or ignoring handwriting content.

Adaptive Learning Engine: We believe we are the only educational technology company that owns large quantity data of homework as well as exam data. With billions of such accountable studying data, we have built our proprietary adaptive learning engine and machine learning models. Our engine can provide intelligent assessment, personalized content recommendations, and make predictions about future performance.

A.I. Algorithms for Personalized Studying Contents Recommendation: Jiangxi Ruanyun’s patented recommendation algorithm allows us to deliver localized and personalized studying content based on student assessment scores on knowledge points, knowledge point graph, current grade and semester information, education level, and studying contents of a city or county.

A.I. Algorithms for Advanced Performance Evaluation: This is our proprietary A.I. technology that took us years and millions of dollars to develop. Simply put, it provides an evaluation and feedback mechanism that allows students to assess their performance on any given homework assignment, quiz, test and exam. If these tasks are performed online or on our paperless testing platform, such evaluation and feedback is given instantaneously; if they are performed on paper, then the students can upload their answers to our evaluation platform and expect feedback within a defined turnover time-frame, which could be as quick as a few minutes for an online reading, or within 24 hours for the delivery of a written report. To date, we have collected and analyzed homework and testing data consisting of over 10 billion answers from over 13.7 million students in a dozen provinces. By analyzing such a vast amount of data, we repeatedly tested and adjusted parameters for the “item response theory” (IRT), and subsequently came up with our own “time-weighted item response theory” (TW-IRT). This enables us to quickly and efficiently evaluate a given student’s grasp on a specific knowledge point (our accuracy rate is 97% and has been improving). We cannot only predict a student’s test scores based on his/her track records, but also advise that student on the specific knowledge points he/she should spend more time on in order to potentially achieve better results.

A.I. Algorithms for Teacher Red Handwritten Marks Recognition: Our patented algorithm can extract teacher red handwritten marks from pictures of student homework under complicated lighting conditions and various of backgrounds. This algorithm is a crucial step of recognize whether a student answered a question correctly.

Business Intelligence: We extract valuable business intelligence from the vast amount of data we process and we optimize our efficiency in building and using our question banks for operation cost savings. Set forth below are some key points of business intelligence:

●	Data driven auto-labeling of knowledge points of questions.
●	Data driven auto-categorizing of like-kind contents for each questions.
●	Auto-creation of regional question banks.
●	Auto-extraction of questions from homework and test images.
●	Auto-generation of personalized exercise question sets.
●	Image-to-image coordination and comparison based on contents.

Question Bank and Technology Licensing

Through application programming interface, or API, we license our proprietary academic evaluation technology and A.I. algorithms, as well as sell content from our academic exercise question bank to other educational service providers and educational technology companies. In order to serve their end-users, our larger customers integrate these functionalities into their own platforms, whereas our smaller customers re-direct traffic to our online platform. At the same time, all learning data from our API customers is collected, analyzed and stored through feedback loops by our A.I. system.

Digital Publishing Services

The digital publishing service is a digital converting services provided to publishers. Through the company's patented OCR recognition technology, we help publishers converting paper-based exercise books and archives in batches. Our AI Engine analyze and auto-labels each question from the exercises book with knowledge points and other key labels. The completed digital version of all questions from the exercise book is delivered in classified storage and shelf use for each publisher.

The digital publishing service was implemented after the company obtained the “Publishing and Distribution Qualification” in August 2020.

②SmartExam® Solution

China’s Academic Proficiency Test, or APT, is an official assessment across all subjects taught in school. There are eleven subject assessments which are Chinese, Math, English, Physics, Chemistry, Biology, Political Science, History, Geography, Information Technology and General Technology. All subject APTs need to be taken both during the secondary and high school periods.

In recent years, computerized (or paperless) testing has become more main-steam among K-12 and other test takers due to new government initiatives and investments. Our SmartExam® platform was developed and put to use in China’s Academic Proficiency Test in December 2013 for the subject of Biology. Since 2017, the SmartExam® solution covers all 11 subjects for grades 7 to 12.

SmartExam® Testing Platform

Because of our track record and diverse question bank, we believe we are the only vendor in the market that delivers a computerized Academic Proficiency Test. Our SmartExam® platform has the following characteristics:

●	Multiple level security mechanism design: Through ID verification and face recognition technology, the platform will verify the identity of examinees from the entrance check-in to system log-in, and then monitor the entire test-answering process to aim to prevent surrogate test-takers from taking the exam on an examinee’s behalf. The platform will shield unauthorized external connections, such as external network and USB flash drives. The exam questions will also show the shading of anti-photographing settings to prevent them from being photographed and transmitted.

●	Testing center seating layout: The special examination center seating layout allows each examinee who comes from a different school or class and adjacent examinees to have different test subjects, which we believe greatly reduces the possibility of plagiarism.
●	Intelligent real-time exam paper generator: After the examinee logs in, the SmartExam® test system will generate exam papers in real time based on the benchmark papers. Each examinee has the same examination papers with the same scope of examination and the same degree of difficulty, but the content of their questions is different.
●	Automatic system assessment: As an examinee completes the assessment test, the system will automatically grade and generate a personal academic proficiency report for each examinee.

While understanding the academic proficiency level of each student, we believe the SmartExam® platform reduces test fraud, test question leakage and test substitutes.

SmartExam® Testing Centers

Due to our track record and diverse question bank, we believe we are one of the few vendors in the market that can build or retrofit computerized testing centers that meet the China Ministry of Education’s specifications. These testing centers are for both K-12 academic paperless tests and exams as well as professional licensing test taking purposes. We also provide these test centers with the following products and services: test and exam question content, grading and evaluation, onsite management, training and supervision.

In 2020, we built a total of 9 such testing centers in the city of Nanchang. We completed 58 new sites by March 2022.

The smart examination testing center construction service we provide is mainly to build, upgrade and transform the physical environment of the testing center. The standard testing center is designed and reformed with a single machine as the smallest grid unit. The core of our smart test machine is the central control box, which is self-developed to control all testing equipment. These devices include computers, test progress LCD, face recognition cameras, body sensing devices, and RFID card readers. These devices can sense whether students are using electronic devices, talking with other testers, and so on. Invigilator teachers or remote invigilator centers can also check the testing center and students’ answering progress in real time. The main clients of our smart exams: education includes the Provincial Department of Education, the Municipal Education Bureau, the Provincial Examination Institute, and the Municipal Examination Institute.

Price: subject to the bidding price

SmartExam® Lifting Table®

The lifting table aims at solving the dilemma of supervising in the English Listening and Oral test. It helps reduce the interface of external environment to the candidates during the test. Through lifting the screen of the table, it better prevents exam fraud for any test taken in the testing center. It also can be equipped with other test-related devices to facilitate students’ uses and to improve supervision management. The lifting tables are independently designed by Ruanyun, with OEM responsible for production of the model, and the supplier providing a 1-year warranty.

SmartExam® Central Control Box

The Central Control Box aims to solve the shortage of external interface due to partial USB interfaces damaged in some computer-based test centers. All test-related devices are connected through the central control box to be started or shut down for the convenience of the supervision in the process of the test. For the security of the test, only authorized and certified devices are available to be activated. The Central Control Boxes are independently designed by Ruanyun, with OEM responsible for production of the model, and the supplier providing a 3-year warranty.

SmartExam® Test Progress LCD

The SmartExam® Test Progress LCD aims to facilitate students locating their test seats in a short time. When the candidate registers the test through RFID card readers in the testing center, the Test Progress LCD in the test seat will be blinking promptly to help students find their seat.

The Test Progress LCD also facilitates the supervisor keeping track of status and progress of candidates. When the candidate logs in to the SmartExam® system, the LCD will show the basic information of the candidate, such as name, photo, class, and test subject. Meanwhile, the supervisor has access to check the status and progress of the candidate shown on the LCD.

SmartExam® Face Recognition Camera

The SmartExam® face recognition camera aims to prevent cheating during the test. The camera is to monitor the behavior of the candidate in the test seat, while collecting and monitoring other candidates’ faces who are sitting around the candidate. In the case of a network outage, each camera still can independently monitor and supervise candidates’ behavior in collection regions to aim to prevent cheating as well as to alarm when exceptional situations happen in real time through human face analysis and body sensing devices in order to help ensure fairness and justice during the examination.

SmartExam® Headset

The SmartExam® headset helps realize the interaction between human and computer in the English Listening and Oral test. It can be applied in both daily simulation practice and during the test.

●	The microphone is designed with noise reduction, which can effectively suppress background noise during testing.
●	The maximum sound pressure protection mechanism and DSP digital signal processing system are adopted to provide consistent sound quality for testing fairness.

SmartExam® Testing Service

Comprehensive professional testing services, including rapid deployment, organization and implementation of testing services of different scales. The services mainly include test registration, test paper sampling, test center evaluation, pre-test simulation on-site and remotely, technical support during the test, emergency handling, post-test score processing, score review and score analysis. For each test, we charge a testing service fee per person. The cost varies from RMB3 ($0.46) to RMB30 ($4.58) per person depending on the number of examinees taking the test.

Customers

Our customers are for each of our solutions:

Segment		Customers	Number of customers for the years ended March 31,
			2022	2021
SmartExam Solution	Platform development and others	Schools, local educational bureaus and business entities	6	9
	Platform Development	Schools and local educational bureaus	11	7
	Software customization and content development	Schools , local educational bureaus and educational technology companies	6	0
SmartHomework® Solution	License	Other educational service providers and educational technology companies	91	152
	Personalized Exercise Book and MOTK Pro	Direct to Students	10195	213,355
	Digitization Services	Publishers and business entities	5	17

Material Partnerships

1. Jiangxi Xinhua Publishing Group

In August 2020, Jiangxi Ruanyun signed a Catalogue Book Purchase and Sales contract with Jiangxi Xinhua Publishing Group. For the year ended March 31, 2021, RMB 24.74 million ($3.65 million) sales has been generated from this contract, representing 32% of total revenue of fiscal 2021 as well as the largest customer in fiscal 2021.  For the year ended March 31, 2022, RMB 34.71 million ($5.41 million) sales has been generated from this contract, representing 42.25% of total revenue of fiscal 2022 as well as the largest customer in fiscal 2022. The following is the abstract of the agreement:

(1)	Jiangxi Xinhua Publishing purchases legally published books from Jiangxi Ruanyun and promotes sales in Jiangxi Province.

(2)	Jiangxi Xinhua Publishing shall pay Jiangxi Ruanyun the purchasing fees of books based on a 45% discount agreed by both parties.

Sales, Marketing and Customer Service

Our Overall Target Market

According to the “New Era of Education – China Education Development Report 2018” by Deloitte as of September 2018, as well as the Chinese government’s data, China’s urban residents have shown an increased willingness on educational spending, with a per capita growth rate for such spending increasing from 1.9% between 2006 and 2010 to 13.5% between 2010 and 2016. In its “2017 China Family Education Consumption White Paper” report, by Sina Education as of November 2017 , researchers from Sina Corporation stated that K-12 education expenditure accounted for 21% of the average Chinese household’s disposable income, indicating a willingness on extensive spending and great growth potential in the future as per capita disposable income rises.

Source: NBS (National Bureau of Statistics) (as of December 2020)

Our Direct to Consumer (2C) Market: Our overall 2C market is the 181 million K-12 students in China, including 49 million middle school students (grades seven through nine) and 25 million high school students (grades 10 through 12), according to the Ministry of Education of the People’s Republic of China as of December 2020. These individuals are our target customers because they are more likely to become premium and paying customers. We can serve our target market either directly through schools and students or indirectly through other educational service providers. We believe the principal competitive factors in our market include: the degree of integration with the K-12 school system, the scope and quality of resources offered (including content, evaluation tools and online courses), brand recognition, and overall user experience.

Through extensive marketing research, we have identified that integration is the number one factor of differentiation in the consumer educational market – that is to integrate our technology, products and services with China’s K-12 school system. In 2018, while establishing China’s 13th Five Year Plan for national education development, the People’s Congress of China advocated the use of internet technology to enhance and advance educational efficiency in public schools, with the primary reason being that efficiency can help lessen burdens on students and teachers, and internet technology prompts such efficiency.

Technology integration: We focus on building advanced technology infrastructure for K-12 public schools. In recent years, government regulations have mandated a gradual migration from traditional paper-and-pencil test-taking to paperless computerized test-taking in all K-12 schools. The following table shows the K-12 subject fields and grade levels whose tests are available to be paperless by 2023:

It is estimated by that by 2023 the annual gross billing for the overall K-12 paperless/computerized testing market in China will be RMB18.6 billion (approximately $2.9 billion); for Jiangxi Province, it is estimated that this figure will be RMB809 million (approximately $125 million), and for the city of Nanchang, it is estimated that this figure will be RMB80.9 million (approximately $12.5 million). In addition, it is estimated by the Company that the numbers of computerized testing sites that are to be built or retrofitted for China, the Jiangxi Province and the city of Nanchang are 40,070, 1,700 and 170, respectively.

Since 2013, we began working with the Nanchang Testing Commission to provide K-12 paperless/computerized testing and evaluation. To date, with over a million tests taken, our proprietary test-taking system has generally been materially glitch- and error-free. In 2020, we were commissioned to build computerized testing sites for Nanchang’s Department of Education, and we built a total of 9 such sites in the city of Nanchang. We completed 58 new sites by March 2022.

 Another way for us to integrate our technology with K-12 public schools is by building our proprietary A.I. Study Rooms® for schools. An A.I. Study Room® is a designated classroom where students can use our SmartHomework® suite of products and services. This helps students to form more efficient learning habits by using online learning tools conveniently in school; it also helps reducing teachers’ workload while providing digital record-keeping for schools. We started building A.I. Study Rooms® in late 2020 and have completed 48 in Jiangxi Province and 22 in other provinces.

Province Quality of resources: we provide top-quality online academic content and interactive learning tools to schools and students. In this regard, the most relevant market we address is the K-12 online studying market. According to our own internal study, as of 2018, less than 10% of China’s K-12 students used online studying services; however, due to technology advancement and new government initiatives, more than 40% of students will be receiving some form of online studying by 2023.

When it comes to delivering quality educational resources, we take a bottom-up approach. For instance, we construct our academic exercise question bank with a LBMSA standard to address K-12 teaching and learning needs, while our expert teachers closely monitor China’s educational guidelines and trends and constantly provide us with updates for developing new content. As of August 31, 2022, we have 16.8 million questions in our question bank, and the bank is being updated daily.

Our evaluation tools, which are run by a suite of proprietary A.I. algorithms, are also designed with students’ needs in mind. Any student of any grade level can have access to our proprietary SmartHomework® platform online or in their on-campus A.I. Study Rooms® at any time and retrieve a personalized evaluation report, study strategies, and extra exercise content on any subject field or knowledge point.

Brand recognition: we strive to build and deliver our proprietary products and services under a nationally-recognized brand. Since inception, we have been focusing on building our Company, as well as our brand, Jiangxi Ruanyun , into being synonymous with high quality online educational content and interactive learning in the city of Nanchang and the Province of Jiangxi. Our high quality online content and interactive learning tools have won us many accolades, such as Big Data Demonstration Enterprise in Jiangxi Province, Specialized SMEs in Jiangxi Province as well as regional governmental contracts. In March 2017, we also opened a regional office in Shenzhen, and our paid SmartHomework® contents were chosen by Tencent and many national publishers for serving millions of students throughout China.

User experience: we provide user friendliness and accessibility to millions of students. On the basis of not adding extra workload to students, we not only design our online contents, products and evaluation tools with ease-of-use in mind, but also deliver them conveniently to the end-users by making them available online, on demand, in our A.I. Study Rooms® and paper based. As of August 31, 2022, we have over 13.7 million registered student users nationwide on our SmartHomework® platform, with approximately 0.4 million being monthly active users. We constantly obtain feedback from students and teachers so as to improve their user experience.

Our Government Procurement (2G) Market: The demand of this market is driven by China’s educational reform in its K-12 school system. In recent years, China’s ongoing reform has been taking hold mainly in the following three areas:

●	Introducing internet and A.I. technologies into K-12 classrooms and campuses.
●	Diversifying the student evaluation matrix away from test results only.
●	Introducing paperless testing and record keeping.

We realize that the intense competition over resources as well as the heavy reliance on test results have been putting tremendous pressure on students and their families. We believe this pressure manifests primarily in two ways: excessive daily workload on students and teachers, and the “one test for life” phenomenon.

In urban areas, a typical Chinese student spends eight hours a day in school and at least four hours a day doing homework, which does not include any extracurricular studies, weekend classes or other activities. It is our belief that K-12 education should mainly take place in schools. We also believe that improving learning and teaching efficiency in a classroom setting could be very productive in cutting down students’ and teachers’ daily workload -- a philosophy that we hold in designing and delivering our products and services to K-12 classrooms and campuses. As we strive to bring technology integration, quality content, and user-friendliness to millions of students, we are also demonstrating that great academic attainment is not predicated upon the hours that students spend on studying - rather it is the efficiency and effectiveness of their studying. Set forth below are the improvements after using our SmartHomework® platform for only one semester in 2019.

In addition, part of the discussion within the educational reform is using additional means of evaluation for students’ academic performance. For example, many industry experts are advocating that, among other things, continuous homework records should play a meaningful part in the evaluation of students’ academic performance (such as 20%). If and when this approach is implemented, we believe seamless record-keeping of thousands of students’ daily homework results will be a tremendous undertaking for schools and school districts unless they deploy online tools such as our SmartHomework® platform.

Target Customer Profiles

According to Ministry of Education of the People’s Republic of China as of December 2020 in 2021, there were approximately 181 million K-12 students and 18,259 primary and secondary schools in China, and we believe we can serve these students directly and indirectly. Our ideal customers are students of higher grades, facing different levels of entrance exams, since they are more likely turning into paying customers.

Typical Chinese students start attending kindergarten at age five, where rudimentary Chinese language and math learning are introduced. By the time they finish third grade in elementary school, they are expected to read and write quite proficiently, as well as being skilled at arithmetic. Although theoretically students up to and including third grade should not be assigned homework or taking tests, the academic expectation is so high that in reality these young students receive some after-class assignments one way or another. Once they reach fourth grade, they are faced with even more academic responsibilities as homework, tests, English learning and academic record-keeping formally begin. As time goes on, students and their parents typically become more focused on academic records in order to potentially enroll in sophisticated middle schools, although there are no entrance exams required. In principle, public schools are to accommodate all resident students, however, some middle schools can select chosen candidates based on the applicants’ Chinese language skills (reading and writing) and math and English performance.

In middle school, classes normally start at 7:30 a.m. and end at 5:00 p.m., with a mid-day 1.5-hour lunch break. In addition to learning Chinese, math and English, students also learn political science, biology, history, geography, physics and chemistry in a three-year time spam. By the end of ninth grade, most middle school graduates will take a high school entrance exam. This three-day nation-wide exam covers all subject fields learned in middle school. According to Ministry of Education of the People’s Republic of China as of June 2021, in 2021, approximately 49 million students took this exam, however only 25 million, or approximately 50%, passed such exam and progressed into high school education.

For those who progress into high school education, academic life could be a vigorous feat. Students typically take classes five and half days a week, and their livelihoods are generally consumed with school, homework, tutoring and self-study for at least 12 hours a day. In a typical school of two to five thousand students, where academic attainment is not yet measured holistically, students must learn to compete to stand out from their schoolmates on the basis of test scores. Meanwhile, in a typical high school class, every single assignment, homework and test is dedicated to preparing students for the pinnacle of all academic exams, the NCEE. According to the Ministry of Education of the People’s Republic of China, as of June 2021, approximately 10.78 million students participated in the NCEE and approximately 41.09%, or 4.43 million students, were successfully accepted Normal Courses into colleges and universities.

A major difference between typical Chinese and U.S. education is that parents of Chinese students emphasize academic performance more than parents of students in the U.S. While U.S. teachers generally keep their students’ grades and rankings of top students private in most situations, it is a common practice for Chinese teachers to display grades and rankings in classrooms or tell student’s parents, therefore encouraging increased competition among students, classes, teachers and schools.

Due to such competition for excellent grades and for admission to quality schools and colleges, students in China have typically turned to after-school tutoring as a means to supplement and advance their regular K-12 studies. In recent years, with the advent of the mobile internet and 5G network technologies, more of this tutoring is taking place online. In 2020, the after-school tutoring market in China had a market size of RMB640.2 billion (approximately $99 billion), with the online portion constituting RMB88.4billion (approximately $13.8 billion), representing a 10.6% and 36.3% increase respectively year-over-year, according to a joint research publication by Frost & Sullivan and China Merchant Bank as of February 2019.

However, we believe there are two major issues concerning China’s current typical after-school K-12 tutoring approach that need to be addressed: (1) it is time-consuming and (2) it is expensive. In 2020, only approximately 48% of urban middle and high school students who were surveyed used tutoring, whereas almost all students surveyed expressed the need for it. The Chinese education authorities acknowledge such fact and are seeking in-school alternatives to help all students obtain additional assistance, with more effective and economic solutions.

Our approach in assisting the Chinese education authority is to bring technology to schools. We designed our SmartHomework® platform from the perspectives of students, teachers and schools. We also designed and built content according to the official academic guidelines and with the aid of expert teachers. In addition, we are continuing to build A.I. Study Room® on campuses to provide accessibility to all students who need online critiquing and tutoring. Most of the subscribing students who currently use our premium services are those in the fifth grade and higher, and we believe that they will likely remain paying customers until they graduate high school.

Marketing Strategies

In order to capture the most growth potential within China’s K-12 education market, we embrace change and promote reforms. We have identified the following expectations in this regard:

●	There are increasingly more students using online tools for learning, because the internet is a great way for leveling the playing field for students of different regions and economic backgrounds.
●	The educational system in China desires to improve teaching and learning efficiency in order to lessen burdens on teachers and students.
●	In the near future, students in China will likely be evaluated on a more holistic basis, and daily digital record-keeping on students’ homework, quizzes and tests throughout their academic years will become more important and has to be reliable and accountable.
●	Online test-taking will likely eventually replace the traditional paper-and-pencil kind.

To embrace such changes, and to bring essential technology to schools. For our 2C market, we are implementing a distinctive marketing strategy which we refer to as the “top-down” sales approach. This means that rather than going after individual students as customers, we form and build on strategic business alliances with large national publishers or China Mobile and other such companies with large customer resources in order to gain a large number of 2C customers.

As for our 2G market, our marketing strategies are more traditional. We talk to local and provincial education authorities about how our technology and online learning tools can help advance their educational reform agendas. We also use trade shows to promote our brand and our products and services. We also bid on governmental contracts and network with other service providers and regional educational authorities.

Other Educational Services

We also offer a variety of other educational services bolstered by our exceptional capability to create educational content and our advanced technologies, primarily including educational ERP system construction services and human resources recruitment testing service for government entities and other businesses.

Data Privacy and Security

We believe data security is critical to our business operations because data is the foundation of our competitive advantages. We have internal rules and policies to govern how we may use and share personal information and study data, as well as protocols, technologies, and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before using our products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations.

From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need to know” basis. We also adopt a data encryption system intended to ensure the secured storage and transmission of data and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

Content Monitoring

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. For the content uploaded by us, such as our websites and WeChat public account, we undergo internal reviews and testing before public release. For user generated content, such as content uploaded by users, we require users to agree upon registration that they shall not distribute content in violation of any third-party rights or any applicable laws or regulations.

Our technology also enables us to monitor and remove inappropriate or illegal content from our platform in a timely manner. Text, images, and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. We have also adopted various public reporting channels to identify and remove illegal or improper content. We may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

Due to the massive amount of content displayed on our platform, we may not always be able to promptly identify content that is illegal, improper or may otherwise be found objectionable by the PRC government. See “Risk Factors—Risks Related to Our Business and Industry—We cannot assure you that we will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject us to liabilities and cause damages to our reputation.”

Research and Development

Jiangxi Ruanyun and its subsidiaries invest significant resources in research and development—not only to support our existing business and enhance our service and product offerings—but also to incubate new business initiatives. As of March 31, 2022, the Research and Development team of Jiangxi Ruanyun and its subsidiaries consisted of 49 full-time employees, which accounted for approximately 26% of our total full-time employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights, and domain names. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes. We have also adopted a comprehensive set of internal guidelines for intellectual property management. These guidelines set forth the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. We also own the copyrights to the content we develop in-house, and we have entered into standard employment agreements with our faculty members and R&D employees, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.

We believe that a core aspect of our business is comprised of our intellectual property. As a result, we strive to maintain a robust intellectual property portfolio. Our future revenue growth may depend, in part, on our ability to protect our intellectual property as products and services that are material to our operating results incorporate intellectual property.

We have pursued rights in intellectual property since our founding and we focus our intellectual property efforts in China. Our strategy is designed to provide a balance between the need for coverage in our strategic market and the need to maintain reasonable costs.

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of the date of this prospectus, we have filed 11 patents (9 of which have been registered, and 2 is still pending) and 30 trademarks (21 of which have been registered, and 9 are still pending) with the PRC State Intellectual Property Administration, 44 copyrights with the PRC State Copyright Bureau, and 8 domain names.

If in the future we have any pending patent, trademark or copyright applications, we cannot assure you that any patents, trademarks or copyrights will be issued from any such pending applications. In addition, any rights granted under any of our existing or future patents, trademarks or copyrights may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Risk Factors—Risks Related to Intellectual Property.”

Competition

We face competition in the evolving intelligent learning market from numerous competitors, particularly online and offline educational service providers. Participants in our industry include online and offline providers of courses and educational content and other categories of competitors. Our competitors may develop products and services similar to ours. We may also face competition from new and emerging companies.

Compared to our Company, our current and potential competitors may have:

●	better established credibility and market reputation, and broader service and product offerings;
●	greater financial, technical, marketing and other resources, which may allow them to pursue enhanced design, development, sales, marketing, distribution and support for their services and products; and
●	more extensive customer and partner relationships, which may position them to identify and respond more successfully to market developments and changes in customer demands.

However, we believe we are well positioned to compete in the market as a result of our service and product portfolio, research and development capabilities, diverse sales and marketing network and experienced management team.

The principal competitive factors in our market include:

●	brand recognition and reputation;
●	technology infrastructure and A.I. capabilities;
●	quality of content and service;
●	efficacy, reliability and ease of use of services and products;
●	ability to build customer loyalty, retain existing customers and attract new customers;
●	strength of sales and marketing efforts;
●	advancement of innovation and research and development of services and products; and
●	pricing of current offerings and the development of new offerings.

We believe we compete favorably with respect to the factors mentioned above.

Insurance

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

Seasonality

Our business is affected by seasonal trends. The Company’s government procurement businesses (such as SmartExam® platform, SmartHomework® platform) are affected by seasonality, mainly in that the government usually purchases in the third and fourth quarters. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China and the impact of unforeseen events. We believe that our revenues will continue to be affected in the future by seasonal trends. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance, and we believe it is more meaningful to evaluate our business on an annual basis.

Facilities

Our principal executive offices are located in Nanchang and Shenzhen, China.And also we own one real property in Nanchang City, China with a space totals 118.09 square meters, or approximately 1,271.11 square feet, which we have ownership till September 24, 2079. Information on our leased properties as of March 31, 2022 is summarized below:

Location	Space(In Square Meter)	Lease Period
Nanchang	3,420.08	2023.2.28
Shenzhen	39.76	2022.12.31
Total	3,459.84

Our principal executive office is located at No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096, where we lease approximately 3,420.08 square meters, or approximately 37,237 square feet, of office space. We lease this space under a lease agreement that terminates on February 28, 2023.

We are entitled to certain lease rights under the lease agreements for each of our lease offices, and our leased facilities are leased from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs and our needs for the immediate future, but we expect to seek additional space as needed to accommodate future growth. We expect that suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Employees

As of March 31, 2021, we had 186 full-time employees and 104 part-time employees, 2 of which signed part-time labor contracts with Jiangxi Ruanyun, and 102 part-time employees signed contracts with the third-party employment platform, and all of whom were located in China. The following table sets forth the breakdown of our full-time employees by function as of March 31, 2021:

As of March 31, 2022, we had 186 full-time employees and 21 part-time employees which signed part-time labor contracts with Jiangxi Ruanyun and its subsidiaries, and all of whom were located in China.

We enter into standard employment contracts with our full-time employees, including non-disclosure agreements and agreements of prohibition of business strife. Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We also enter into part-time employment contracts with our part-time employees, including confidentiality agreements.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Legal Proceedings

From time to time we may become involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

REGULATION

Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”; furthermore, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law, shall be maintained, except for any that contravene the Basic Law and are subject to any amendment by the legislature of Hong Kong, and the national laws of the PRC shall not be applied in Hong Kong except for those that relating to defense, foreign affairs and other matters that are not outside the limits of the autonomy of Hong Kong as specified by the Basic Law, which are listed under Annex III to the Basic Law.The following sets forth a summary of the most significant PRC laws and regulations that affect our business activities in China. We believe we are in material compliance with each of the following regulations.

Regulations on Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunications services and set out the general framework for the provision of both “basic telecommunication services” and “value-added telecommunication services” by domestic PRC companies. “Value-added telecommunication services” is defined as telecommunications and information services provided through public networks, and, according to the Telecom Regulations, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the MIIT, or its provincial level counterparts. Enterprises operating telecommunication business in absence of operating license shall be ordered by the MIIT, or its provincial level counterparts, to rectify the violations, the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income shall be imposed. If there is no illegal income or the illegal income is lower than RMB 50,000 (approximately $7,100), a penalty between RMB 100,000 (approximately $14,200) and RMB 1,000,000 (approximately $142,000) shall be imposed. In a serious case, the business shall be suspended.

The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and recently revised and promulgated on June 6, 2019, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. Pursuant to the Catalogue, the information services business refers to the business of directly providing voice information service (voice service) and online information and data retrieval services to end users via public communication network, through information collection, development and processing, and the building of information platform. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 5, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses, or the VAT Licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its VAT License.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended and issued on February 6, 2016, and the Industry Guidelines on Encouraged Foreign Investment (Year 2020), or the 2020 Encouraged Guidelines, which were promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021, and the 2021 Negative List, which were issued by NDRC, and the MOFCOM, December 27, 2021 , Negative list revised and promulgated by the NDRC and the MOFCOM on June 23, 2020 Under the aforesaid regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, are generally required to be established as Sino-foreign equity joint ventures with limited exceptions. In general, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business overseas.

On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, or the MIIT Announcement, which provides that investors from Hong Kong and Macau may hold no more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice, which reiterates certain provisions of the FITE Regulations. In addition to the provisions stated in FITE Regulations, the MIIT Notice further provide that a domestic company that holds a value-added telecommunications license, is prohibited from leasing, transferring or selling the value-added telecommunications license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. The MIIT Notice also requires each value-added telecommunications license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license, and specifically, with regard to the domain names and trademarks, the MIIT Notice required that trademarks and domain names that are used in the provision of Internet content services must be owned by the VAT License holder or its shareholders.

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which was issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures classifies internet information services into commercial internet information services and non-commercial Internet information services. The commercial internet information services refer to services that provide information or services to internet users with charge. The Internet Information Measures requires commercial internet information services operators to obtain a value-added telecommunications business operating license, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by laws or regulations. Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and that took effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services.

Regulations on Mobile Internet Application Information Services

The Cyberspace Administration of China, or CAC, issued the Administrative Provisions on Mobile Internet Application Information Services on June 28, 2016, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, i.e. mobile application providers, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an APP is installed and whether or not to use an installed APP and its functions, protect intellectual property rights concerned and keep records of users’ logs for sixty (60) days. Mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.

ICPs are also required under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which was issued on December 16, 2016 and took effect on July 1, 2017, to ensure that APPs, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by a user, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

Regulations on Off-Campus Tutoring for Students Undergoing Compulsory Education

On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the “Opinions on Further Reducing the Burden of Excessive Homework and Off-Campus Tutoring for Students Undergoing Compulsory Education” (the “Opinions”), along with a notice requiring all regions and departments to conscientiously implement it in light of actual conditions. The Opinions strengthen the government coordination, requires relevant departments to shoulder responsibilities, and gives full play to schools, making clear that the protection of students is a shared responsibility of parents, schools, and society. The Opinions adhere to the principles of overall coordination and steady implementation, fully implements the provisions on reducing the burden of excessive homework for students, conducting experiments on key and difficult issues, and actively publicize typical examples to ensure that the “Opinions” measure can be taken smoothly and orderly. The work objectives are to make sure the quality of school education and teaching and service levels are further improved, homework assignments become more scientific and reasonable, and after-school school services basically meet the needs of students. The tutoring by off-campus training institutions is further regulated. The burden of excessive homework and off-campus tutoring for students as well as family education expenses and the energy parents spend on the education of their children are effectively reduced within one year, and significant achievements are made within three years, in an effort to markedly improve people’s satisfaction with education.

The Opinions strictly exam and approve off-campus tutoring institutions. Each local government shall no longer approve newly established off-campus discipline-based tutoring institutions for students undergoing compulsory education. Existing discipline-based tutoring institutions shall be uniformly registered as non-profit institutions. The online discipline-based tutoring institutions that have been filed for record shall also be examined and re-approved. Provinces (autonomous regions, municipalities directly under the Central Government) shall conduct comprehensive examinations on online discipline-based tutoring institutions that have been filed for record. These institutions shall go through approval formalities again in accordance with relevant standards. For the institutions that fail to pass the approval, local authorities shall cancel their original registration record and their Internet Information Services Business License (ICP). For non-discipline-based tutoring institutions, local authorities shall classify them into different categories, such as sports, culture and arts, science and technology, and designate appropriate departments to formulate examination standards. Institutions without appropriate qualifications which carry out tutoring in multiple sites shall be seriously investigated and punished in accordance with relevant laws and regulations. Discipline-based tutoring institutions are prohibited to be listed for financing and shall not be allowed to undergo capitalized operation. Listed companies shall not invest in discipline-based tutoring institutions through financing in stock markets and shall not purchase assets of discipline-based tutoring institutions by issuing shares or paying cash. Foreign capital shall not hold or participate in discipline-based tutoring institutions through mergers and acquisitions, entrusted operations, franchise chains, the use of variable interest entities, etc. Those who violate the law shall be punished.

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abusing or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; (v) infringe upon intellectual property rights or damage business credit or reputation of others; (vi) intentionally make, spread computer viruses and other destructive programs, attack computer systems and communication networks which lead to damages to such systems and networks; (vii) carry out theft, fraud, racketeering through internet; and (viii) other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security of the PRC, or MPS, on December 16, 1997, and amended by the State Council on January 8, 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or the PRC Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six (6) months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

●	clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

●	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy; and

●	strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On May 2, 2017, the CAC issued the Measures for the Security Review of Network Products and Services (Trial), or the Cyber Security Review Measures, which took effect on June 1, 2017, to provide for more detailed rules regarding cyber security review requirements. Under the Cyber Security Review Measures, the following cyber products and services shall be subject to cybersecurity review:

●	important cyber products and services purchased by networks, and information systems related to national security; and

●	the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

The CAC is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and fields.

On November 15, 2018, the CAC issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require Internet information providers to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet information providers must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the new National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the new National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the new National Security Law will be implemented in practice.

Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee on August 29, 2015, which took effect on November 1, 2015, any Internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal liability for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. These amendments also state that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”

In addition, the Civil Code of the PRC, which was issued by the NPC on May 28, 2020 and took effect on January 1, 2021, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by APP, which was issued on January 23, 2019, APP operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, APP operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

On June 10, 2021, the NPR Standing Committee promulgated the PRC Law of Data Security (the “Data Security Law”), which took into effect on September 1, 2021. Pursuant to the Data Security Law, data collection shall be conducted in a legitimate and proper manner, and data processing activities shall be conducted based on data classification and hierarchical protection system for data security. In case of non-compliance with the Data Security Law, a data processor may be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, may be subject to penalties, including the revocation of business license or other permits.

On July 6, 2021, the General Office of the CCP and the General Office of the State Council jointly issued the Opinions on the Crackdown of Illegal Securities Activities in Strick Accordance with Laws, which require to speed up the revision of the provisions on strengthening the classification and archives management relating to overseas issuance and listing of securities, and to improve the laws and regulations relating to data security, cross-border data flow, and classified information management.

On December 28, 2021, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the Cyberspace Administration of China (“CAC”) released the Measures for Cybersecurity Review, which took effect on February 15, 2022. The Measures for Cybersecurity Review extends the scope of cybersecurity reviews to data processors engaging in data processing activities that affects or may affect national security, including listing in a foreign country. Further, it is required that any online platform operator with more than 1 million users’ personal information data shall apply for a mandatory cybersecurity review with the Cybersecurity Review Office prior to its listing in a “foreign country.”

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

Regulations on Privacy Protection

On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006, requiring internet service providers to utilize standard technical measures for internet security protection. and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least sixty (60) days and submit the above information as required by laws and regulations.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT on December 29, 2011 and that took effect on March 15, 2012, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the NPC Standing Committee on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to expressly inform their users of the internet service providers’ collection and use of user personal information, establish and publish policies regarding the purpose, manner and scope of Internet service providers’ collection and use of personal electronic information standards, collect and use user personal information only with the consent of the users and only within the scope of such consent and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. The decision also mandates that Internet services providers and their employees must keep strictly confidential user personal information that they collect.

Furthermore, MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, or the Order, which was issued on July 16, 2013 and took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs. Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are more strict and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights, which was revised on October 23, 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not (i) collect or use personal information of consumers without their consent, (ii) unlawfully divulge, sell or provide personal information of consumers to others or (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

Upon reviewed by the 30th Session of the NPC Standing Committee, the Law on Personal Information Protection (the “PIP Law”) was adopted and issued on August 20, 2021 and will come into effect on November 1, 2021. The PIP Law, along with the Cybersecurity Law and the Data Security Law, will build a more complete, comprehensive and systematic legal protection system and form the standard data and digital policy in the field of information protection and cybersecurity in China. The PIP Law requires that personal information shall be processed in accordance for a specific and reasonable purpose, shall be limited to the minimum extent necessary to achieve processing purpose and in a manner that has the least impact on individual rights and interests, and shall not conduct any processing of personal information that is unrelated to its processing purpose. Further, the Law specifies that, in principle, an individual’s consent should be obtained for personal information processing, but there is no need to obtain consent under six different circumstances, other than “obtaining personal consent” under the Law. It is required by the PIP Law that, personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace authority, shall store the personal information collected or generated by them within the territory of China. Where it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace authority shall be passed. The PIP Law further stipulates that, if an overseas judicial or law enforcement agency requires the provision of personal information stored in China, no information can be provided without the approval of the competent PRC authorities. Responding to calls for the strengthening of the protection of personal information of minors, the PIPL provides stringent protection of the personal information of minors under the age of 14 as sensitive personal information, and on this basis sets forth special requirements such as being subject to a guardian’s consent and special rules for the processing of the personal information of such minors.

 Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and was last amended on November 11, 2010 and became effective as of June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitute infringements of copyrights. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and amended on January 30, 2013, the National Copyright Administration, or the NCA, issued the Computer Software Copyright Registration Procedures on April 6, 1992 and amended on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights. The China Copyright Protection Center shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the software copyright registration procedures and the computer software protection regulations.

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was first promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on April 23, 2019 and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods and/or services for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved, and may be renewed for another ten years provided relevant application procedures have been completed within twelve (12) months before the end of the validity period. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods and/or services without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark.

The Implementation Regulation for the Trademark Law promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the State Administration for Market Regulation, or the Trademark Office, is responsible for the registration and administration of trademarks. The Trademark Office handles trademark registrations. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. A registrant may apply to renew a registration within twelve (12) months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six (6) additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

In addition to the above, a Trademark Review and Adjudication Board was established for resolving trademark disputes. According to the Trademark Law, within three (3) months since the date of the announcement of a preliminarily validated trademark, if a titleholder is of the view that such trademark in application is identical or similar to its registered trademark for the same type of commodities or similar commodities which violates relevant provisions of the Trademark Law, such titleholder may raise an objection to the Trademark Office within the aforesaid period. In such event, the Trademark Office shall consider the facts and grounds submitted by both the dissenting party and the party being challenged and shall decide on whether the registration is allowed within twelve (12) months upon the expiration of the announcement after investigation and verification, and notify the dissenting party and the person challenged in writing.

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and became effective from April 1, 1985, and was most recently amended on December 27, 2008, and was most recently amended on December 27, 2008 and became effective on October 1, 2009, patents in China are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is 10 years for utility models and designs, and 20 years for inventions from the date of application. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. After the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design.

Domain Name

Pursuant to the Administrative Measures on Internet Domain Names of China, which was recently amended by the MIIT on August 24, 2017 and became effective on November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form.

Laws and Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. if labor relationships are to be or have been established between employers and the employees An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal written contract has been made, a written labor contract shall be entered into within one (1) month from the commencement date of the employment. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, and became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security of the PRC on September 6, 2011, and became effective on October 15, 2011, or the Interim Measures for Foreigners, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with Interim Measures for Foreigners, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up house provident funds, permission of labor union of the employer and approval of the local house provident funds commission must first be obtained before the employer can suspend or reduce their payment of house provident funds. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. The minimum standard for housing provident funds is 5% of employees’ average monthly salary of the preceding year, and such percentage rate may be uplifted by the local housing provident funds management commissions if examined by the people’s government of same level and approved by people’s government of provincial, or autonomous region or municipality level. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB 10,000 (approximately $1,400) to RMB 50,000 (approximately $7,100). When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

According to Interpretation IV of the Supreme People’s Court of Several Issues on the Application of Law in the Trail of Labor Dispute Cases, employees who perform the non-competition obligations after the termination of the labor contract can claim a monthly payment of economic indemnity from the employer as per 30% of the employee’s average monthly salary for the 12 months before the termination of the labor contract. If the employer refuses to pay the economic indemnity, the employee can refuse to perform the non-competition obligations.

Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law took effect, which was last amended by the Standing Committee of the National People’s Congress on December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was recently amended on April 23, 2019, together with the PRC Enterprise Income Tax Law, the EIT Law. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose “de facto management body” is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. The EIT Law applies a uniform 25% enterprise income tax rate to both resident enterprises and non-resident enterprises, except where tax incentives are granted to special industries and projects. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC. According to the EIT Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status.

The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Under the EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a non-resident enterprise which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, which was amended on June 15, 2018, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the Ministry of Finance of the PRC, or the MOF, and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Indirect Transfers of Assets by Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 1, 2017 and December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax and provides that:

●	for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

●	the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located within seven (7) days from the date of occurrence of the withholding obligation;

●	where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

●	for the income tax required to be withheld under Article 37 of the Enterprise Income Tax Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the non-resident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the Enterprise Income Tax Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the non-resident enterprise fails to declare and pay tax in accordance with Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax within a specified time limit and the non-resident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the non-resident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled;

●	the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax;

where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the Enterprise Income Tax Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within five (5) working days from the date.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement promulgated by the State Administration of Taxation on 21 August, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was promulgated by the MOF on December 25, 1993 and was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods and providing processing, repairing or replacement service; the applicable rate for the export of goods and cross-border sale of services and intangible assets by domestic organizations and individuals within the scope stipulated by the State Council shall be nil, unless otherwise stipulated. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value- added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. On April 4, 2018, the MOF and the SAT jointly issued the Notice of Adjustment of Value-added Tax Rates which declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% to 16% from May 1, 2018. According to the PRC VAT Regulations, the VAT rate for sale of services and sale of intangible properties is 6% unless otherwise specified. On March 20, 2019, the MOF, SAT, and the General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or the Notice 39, effective on April 1, 2019, which further changes the VAT tax rate of 16% and 10% into 13% and 9%.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for direct domestic investment and direct overseas investment.

On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and recently came into effect on January 1, 2020.

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these FIEs may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion.

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On December 24, 2021, the CSRC announced the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”).

The Draft Administrative Provisions mainly regulates overseas securities offering and listing activities by domestic companies, either in direct or indirect form. Firstly, according to the Draft Administrative Provisions, domestic companies that seek to offer and list securities in overseas markets, including direct overseas offering and listing and indirect overseas offering and listing, shall fulfill the filing procedure with CSRC. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. Further, as a supporting rule of the Draft Administrative Provisions, the Draft Filing Measures specify the principal procedures for the filing administration of securities offering and listing by domestic companies in overseas markets, which require China-based companies seeking overseas offering and listing shall file with the CSRC within three working days after making initial applications with overseas stock markets for initial public offerings or listings, and the required filing materials include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus.

According to relevant officials of the CSRC Answered Reporter Questions (“CSRC Answers”) on December 24, 2021, new initial public offerings and follow-on offerings by existent overseas listed China-based companies will be required to go through the filing procedure, other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure. It still takes time to make the Draft Administrative Provisions and the Draft Filing Measures into effect. Prior to the effectiveness of the Draft Administrative Provision and Draft Filing Measures, we are currently unaffected. If we complete the offering prior to such effectiveness, we will certainly go through the filing process in the future, perhaps because of our follow-on offerings, if any, or given by sufficient transition period to complete procedure as an existent overseas listed China-based company provided that the Draft Administrative Provisions and the Draft Filing Measures take effect as currently drafted. If both the Draft Administrative Provisions and the Draft Filing Measures are implemented and become effective in accordance with the exiting draft prior to the completion of this offering, we shall abide by relevant provisions and shall complete the filing procedure as required prior to this offering.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

The Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before establishing, controlling and making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC “resident’s name” and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of a FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

As of March 31, 2022, to our knowledge, 28 of our shareholders had registered according to SAFE Circular 37. The registration of foreign exchange return investment has been completed.

On March 30, 2015, the SAFE promulgated Circular 19, which came into effect on June 1, 2015 and was partially repealed on December 30, 2019. According to Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a FIE is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks. Circular 19 allows all foreign-invested enterprises established in China to use their foreign exchange capitals to make equity investment and prohibits foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented. Circular 19, Circular 16 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9. However, although the transitional period ended on January 10, 2018, as of the date of this prospectus, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises, have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The latest version of the Catalogue became effective on July 23, 2020. The Guidance Catalogue stipulates restricted industries for foreign investment. The Negative List stipulates the prohibited and restricted industries for foreign investment. The Encouragement Catalogue stipulates the encouraged industries for foreign investment. The purpose of the Catalogue is to direct foreign investment into certain priority industry sectors while restricting or prohibiting investment in other sectors. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of three categories is classified as a permitted industry for foreign investment According to the Negative List, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law, which were promulgated by the State Council on December 26, 2019 and came into effect as of January 1, 2020, clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

On December 27, 2020, the NDRC and the MOFCOM promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), or the Encouragement Catalogue, which became effective on January 27, 2021, replacing the previous encouragement catalogue. On December 27, 2021, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the Negative List, which became effective on January 1, 2022, replacing previous negative list. According to the Negative List and the Encouragement Catalogue, the value-added telecommunications business that we are operating falls into the restricted category.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) jointly promulgated the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the Ministry of Commerce of the PRC filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investment carried out directly or indirectly within the mainland China, foreign investors or foreign-invested enterprises shall submit investment information for establishments, modifications and dissolution and annual reports of the foreign-invested enterprises on the online. Meanwhile, the PRC establishes foreign investment security review system under which the security review shall be conducted on foreign investments affecting or likely to affect the state security, a decision legally made on security review will be considered as final. Furthermore, the Foreign Investment Law provides that FIEs established according to the previous PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law before the Foreign Investment Law took effect may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

On December 19, 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, with an effective date of January 18, 2021. The Foreign Investment Security Review Mechanism (the “Security Review Mechanism”) in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares. Our PRC operating subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Laws and Regulations on the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests, or the Consumer Rights Protection Law, promulgated by the SCNPC on October 31, 1993, and effective as of January 1, 1994, and revised on August 27, 2009 and October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

Laws on Contracts

On May 28, 2020, the Civil Code of the PRC was issued by the NPC and became effective on January 1, 2021 and replaced the General Principles of the Civil Law of the PRC, the Security Law of the PRC, the Contract Law of the PRC, the Real Right Law of the PRC, the General Rules of the Civil Law of the PRC and several other basic civil laws in the PRC. All of our contracts are subject to the Civil Code of the PRC. Under the Civil Code of the PRC, a natural person, legal person or other legally established organization shall have full capacity of civil right and civil conduct in order to enter into a valid contract. Except as otherwise required by other laws and regulations, the formation, validity, performance, modification, assignment, termination, and liability for breach of a contract are governed by the Civil Code of the PRC. A contracting party who failed to perform or failed to fulfill its contractual obligation shall bear the responsibility of a continued duty to perform or to provide remedies and compensation as provided by PRC laws.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices located at No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096.

Name	Age	Position
Yan Fu	43	Director ,Chief Executive Officer
Cong Zhao	51	Director, Chief Technology Officer
Ji’an Zhan	59	Director
Zejiong Zou	43	Director
Wei Wang	48	Independent Director
Wei Hu	35	Chief Financial Officer
Liang Jing	38	Chief Marketing Officer

Ms. Yan Fu has served as a member of our board of directors since March 2021. Ms. Yan Fu is the founder of Jiangxi Ruanyun Technology Co., Ltd. and has served as CEO and President since 2012. She has 14 years of information and software enterprise management experience. Prior to founding our Company, Ms. Fu served as director of quality assurance at IgnitionOne, managing its R&D process and quality assurance department from 2011 to 2012.

Prior to that, from 2001 to 2011, she was the principal quality assurance analyst at Manhattan Associates, a supply chain software company in the US, and was responsible for quality control and team management of three software products. She earned a master’s degree in Management of Information Technology in 2005, a master’s degree in Business Administration in 2002, and a bachelor’s degree in Computer Science in 2000, all from Indiana University. We believe Ms. Fu’s experience qualifies her to serve on our board of directors.

Mr. Cong Zhao,51 years old, earned a master’s degree in computer science in 1996, and another master’s degree in statistics in 1994, both from Indiana University. Mr. Zhao also has a bachelor’s degree in mathematics from Nankai University from 1992.

He is our co-founder and has served as Chief Technology Officer since inception, and is in charge of product design and R&D. He has over 20 years of software and platform development experience, and is specialized in big data analysis and A.I. algorithms. From 2004 to 2012, Mr. Zhao co-founded and built up SearchIgnite (later renamed to IgnitionOne), which tracks more than $2 billion in online advertising as well as $30 billion in online sales. From 2003 to 2005, Mr. Zhao was the chief architect of SmartVideo Inc., where he presided over the development of the first mobile TV video software and platform in the US. From 2000 to 2003, Mr. Zhao was the senior architect of SimplyHealth Inc. in the US, and was in charge of the development of large-scale B2B medical insurance software system.

Mr. Ji’an Zhan, 59 years old, graduated from Xiamen University. Mr. Zhan is the current general manager of Shanghai Yuyuan Asset Management Partnership (Limited Partnership). Mr. Zhan has nearly 20 years of corporate management experience and over 10 years of securities investment experience. From 1997 to 2000, Mr. Zhan served at Xiangcai Securities Co., Ltd. Beijing headquarters, responsible for corporate investor relations, assisting the investment department manager in company investment planning, channel maintenance, information transmission, etc.

From 2000 to 2005, Mr. Zhan served as the vice president of HuaXiaJiantong Technology Development Group Co., Ltd., was mainly responsible for reviewing major investment and financing projects, annual investment plans and business plans proposed by the company. From 2005 to 2015, Mr. Zhan served as the deputy general manager of Xintai (Jiangxi) Industrial Co., Ltd., and was mainly responsible for organizing the formulation, modification and implementation of the company’s annual business plan for the annual business target. Since 2015, Mr. Zhan has served as the general manager and investment director of Shanghai Yuyuan Asset Management Partnership (Limited Partnership), was mainly responsible for market research and current management models, and rationalization and improvement of the company’s overall management. Carry out investment tasks and operation plans; reasonably arrange research plans and investment assistant work plans, pay attention to the latest changes in investment targets and make reasonable analysis. Conduct research and analysis on macro and micro economic policies and related professional fields. In October 2021, he was appointed as the director of Ruanyun.

Mr. Zejiong Zou, 43 years old, graduated from Central South University with a bachelor’s degree and also had a master’s degree in MBA from Jiangxi University of Finance and Economics. Mr. Zou has over 8 years of securities investment experience and over 10 years of corporate management experience.

From 2009 to 2012, Mr. Zou served as the deputy general manager of Shanghai Zhenglian Investment Management Co., Ltd., was mainly responsible for the preliminary legal, business and investment sorting, financing and consulting services for prospective listed companies, and coached Kunshan Zhengxiong , Nanyi Power, Aodemai New Energy and other companies, and successfully obtained part of the equity investment for the company and reduced costs and increased efficiency. From 2012 to 2014, Mr. Zou served as the director of the Investment Banking Department of CITIC Securities Jiangxi Branch; was mainly responsible for debt issuance, billing and listing contracting of enterprises and local government platforms. A total of RMB 8 billion was issued from Anshan Urban Investment Bonds and AA+ debts of Nanchang Municipal Public Utilities Group. From March 2014 to May 2021, Mr. Zou served as deputy general manager and secretary of the board of directors of Jiangxi Ruanyun. He was mainly in charge of the company’s securities legal affairs, finance, personnel and administrative sectors. The main work content includes investment and financing, strategic planning and industry research. Since April 2021, Mr. Zou has served as the general manager of Shanghai Industrial Intellectual Property Operation and Investment Management Co., Ltd., was mainly responsible for equity investment and fund operations. In October 2021, he was appointed as the director of Ruanyun.

Mr. Wei Wang, 48 years old, graduated from Jiangxi University of Finance and Economics and has nearly 20 years of banking credit and investment and financing related work experience.

From 1996 to 2013, Mr. Wang worked in the Shenzhen branch of China Construction Bank, mainly engaged in bank credit, risk management and other related work. Since 2013, Mr. Wang was self-employed and mainly engaged in asset management, investment management, equity investment, post-investment management and other related consulting work. In October 2021, he was appointed as the Independent Director of Ruanyun.

Ms. Wei Hu, 35 years old, graduated from Henan University of Economics and Law, with over 10 years of financial management experience.

From 2010 to 2014, Ms. Hu successively held the positions of cashier, cost accountant, general ledger accountant, and financial manager in Guangdong Dikesi Information Co., Ltd. Since November 2014, Ms. Hu has served as the chief financial officer of Jiangxi Ruanyun, responsible for strategic planning, investment and financing, financial management and internal compliance related work of the company. In October 11 2021, she was appointed as the director of Ruanyun. In October 28 2021, she resigned as the director of Ruanyun. In November 1 2021, she was appointed as the CFO of Ruanyun.

Mr. Jing Liang, 38 years old, graduated from Jiangxi University of Finance and Economics. He was appointed as CMO of Jiangxi Ruanyun since 2019, and was mainly in charge of the development and maintenance of government projects. He has rich experience in government project development and provincial project service experience.

From 2011 to 2013, Mr. Liang worked in ZTE Software Technology Co., Ltd. From 2013 to 2014, he worked in Jiangxi Beikang Information Technology Co., Ltd. for technical support in the marketing department.

Since 2014, Mr. Liang has served in Jiangxi Ruanyun successively as the director of the resource center and the head of the government business department. Since 2019, he was responsible for the development and maintenance of government projects.

Prior to the effective date of the registration statement of which this prospectus forms a part, we intend to expand our board of directors and we intend that our board of directors will be composed of a majority of independent directors.

Employment Agreements, Director Agreements and Indemnification Agreements

We intend to enter into employment agreements with each of our executive officers, pursuant to which such individuals will agree to serve as our executive officers.

We intend to enter into indemnification agreements with each of our executive officers and directors. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

We intend to enter into director agreements with each of our directors which agreements will set forth the terms and provisions of their engagement.

Board of Directors

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Under Cayman Islands law, all of our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on the standard of corporate governance under Cayman Islands law.

Composition of our Board of Directors

Our board of directors currently consists of five directors, including our independent director. Prior to the effective date of the registration statement of which this prospectus forms a part, we intend to expand our board of directors, and we intend that our board of directors will be composed of a majority of independent directors.

Family Relationships

We expect that there will be no family relationships between our directors or executive officers.

Committees of our Board of Directors

Prior to completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nomination and governance committee, which will have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. Prior to the completion of this offering, the composition of these committees will meet the criteria for independence under, and the functioning of these committees will comply with the applicable requirements of the Nasdaq and SEC. We intend to comply with future requirements as they become applicable to us.

Audit Committee

Our audit committee members will satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee members will satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nomination and Governance Committee

Our nomination and governance committee members will satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and for reviewing our corporate governance policies.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a code of business conduct and ethics, which will be applicable to all of our directors, executive officers and employees and will be publicly available.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●

 Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering.

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2022, we paid an aggregate of RMB 1,352,735 ($210,7721) in cash to our officers and directors.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have accrued all amounts required by law for both years ended March 31, 2022 and 2021 in our consolidated financial statements.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2022.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended March 31, 2022.

2022 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the fiscal year ended March 31, 2022.

Name	Fees Earned in Cash	All Other Compensation	Total
	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2022
Yan Fu	RMB 250,900 ($39,093)	—	RMB 250,900 ($39,093)
Cong Zhao	RMB 611,096 ($95,216)	—	RMB 611,096 ($95,216)
Ji’an Zhan	—	—	—
Zejiong Zou	—	—	—
Wei Wang	—	—	—
Wei Hu	RMB 271,076($42,237)	—	RMB 271,076($42,237)
Liang Jing	RMB219,663 ($34,226 )		RMB219,663 ($34,226 )

Employees

As of March 31, 2022, we had 186 full-time employees and 21 part-time employees, which signed part-time labor contracts with Jiangxi Ruanyun and its subsidiaries and all of whom were located in China. As of March 31, 2021, we had 186 full-time employees and 104 part-time employees, 2 of which signed up part-time labor contracts with Jiangxi Ruanyun, and 102 employees signed part-time labor contracts with third-party employment platform, all of whom were located in China.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Indemnification

In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

RELATED PARTY TRANSACTIONS

During the last three years, we have engaged in the following transactions with our directors, officers, holders of more than 5% of our outstanding shares and other affiliates, which we refer to as our related parties:

Name of related party:	Relationship:

Ms. Yan Fu	Our director and the chairman and chief executive officer of Jiangxi Ruanyun Technology Co., Ltd.

Mr. Linhua Wan	A management staff member of Jiangxi Alphabet

Jiangxi Yiluyun Technology Co., Ltd.	An affiliate of a minority shareholder of Jiangxi Ruanyun

Jiangxi Yehuo Technology Co., Ltd.	An affiliate of a minority shareholder of Jiangxi Ruanyun

We had the following related party balances as of March 31, 2022 and 2021:

	March 31,
	2022	2021

Amounts receivable:
Jiangxi Yiluyun Technology Co., Ltd.(1) (2)	$1,012,730	$979,883
Jiangxi Yehuo Technology Co., Ltd.(1) (2)	132,507	128,209
	$1,145,237	$1,108,092

Amount due from a related party:
Mr. Linhua Wan(1) (3)	$—	$30,526

Amount due to related parties:
Ms. Yan Fu(4)	$33,764	$26,340

(1) - All balances with the related parties as of March 31, 2022 and 2021 were unsecured, interest-free and had no fixed terms of repayments.

(2) – The accounts receivable due from Jiangxi Yehuo Technology Co., Ltd as of March 31, 2022 have all been collected in September 2022. $50,637 of the accounts receivable due from Jiangxi Yiluyun Technology Co., Ltd have been collected in September 2022 and the rest are expected to be collected within the extended credit term.

(3) –The amounts due from Mr. Linhua Wan as of March 31, 2021 have been collected in May 2021.

(4) – The amounts due to Ms. Yan Fu was mainly the operating lease expense paid on behalf by Ms. Yan Fu.

We had the following significant related party transactions for the years ended March 31, 2022 and 2021:

	For the Years Ended March 31,
	2022	2021
Sales made to:
Jiangxi Yiluyun Technology Co., Ltd.(1)	$—	$1,001,084
Jiangxi Yehuo Technology Co., Ltd.(2)	—	156,551
	$—	$1,157,635

Paid interest to:
Ms. Yan Fu	$—	$7,302

(1) Sales made to the related parties were mainly SmartExam® platform development.

(2) Sales made to the related party were mainly SmartHomework® platform development.

Contractual Arrangements with the VIE and its Shareholders

See “Corporate History and Structure—Contractual Arrangements.”

Employment Agreements, Director Agreements and Indemnification Agreements

We intend to enter into employment agreements with each of our executive officers pursuant to which such individuals will agree to serve as our executive officers.

We also intend to enter into indemnification agreements with each of our executive officers and directors. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

We also intend to enter into director agreements with each of our directors which agreements will set forth the terms and provisions of their engagement.

See “Management—Employment Agreements, Director Agreements and Indemnification Agreements” for additional information.

Policies and Procedures for Related Party Transactions

Our board of directors will create an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this prospectus. Percentage ownership calculations prior to this offering are based on 60,000,000 ordinary shares, par value $0.0001 per share, outstanding as of the date of this prospectus. Percentage ownership calculations after this offering are based on ordinary shares, par value $0.0001 per share, outstanding after this offering.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Ruanyun Edai Technology Inc., No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus, Nanchang, Jiangxi, China 330096.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owners	Number of Shares	%	Number of Shares	%
5% or Greater Shareholders:
KWest Holdings Ltd (1)	14,296,677	23.83%	14,296,677
ZC Investment Limited (2)	6,240,972	10.40%	6,240,972
Four Ocean Holding Ltd (3)	5,541,564	9.24%	5,541,564
Chao Xian Holding Limited (4)	5,451,798	9.09%	5,451,798
LBH Hope Investment Limited (5)	4,804,557	8.01%	4,804,557
Five Mountains Holding Ltd (6)	4,558,788	7.60%	4,558,788
Directors and Executive Officers:
Yan Fu (7)	14,296,677	23.83%	14,296,677
Cong Zhao(8)	6,240,972	10.40%	6,240,972
Ji’an Zhan (9）	5,541,564	9.24%	5,541,564
Zejiong Zou(10)	1,068,603	1.78%	1,068,603
Wei Wang	0	0	0
Wei Hu(11)	51,937	0.09%	51,937
Liang Jing(12)	22,276	0.04%	22,276
All current directors and executive officers as a group (1 person)	27,222,029	45.38%	27,222,029

*Less than 1%

(1)	The registered address of KWest Holdings Ltd, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Yan Fu, our director, is the sole director and shareholder of KWest Holdings Ltd and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(2)	The registered address of ZC Investment Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Cong Zhao, a shareholder and chief technology officer of Jiangxi Ruanyun Technology Co., Ltd., is the sole director and shareholder of ZC Investment Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(3)	The registered address of Four Ocean Holding Ltd, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Jian Zhan is the sole director and shareholder of Four Ocean Holding Ltd and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(4)	The registered address of Chao Xian Holding Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Bin Wang is the sole director and shareholder of Chao Xian Holding Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(5)	The registered address of LBH Hope Investment Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Baihua Li is the sole director and shareholder of LBH Hope Investment Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(6)	The registered address of Five Mountains Holding Ltd, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Zijun Chen is the sole director and shareholder of Five Mountains Holding Ltd and may be deemed to hold voting and dispositive power over the ordinary shares held by it.
(7)	Represents 14,296,677 ordinary shares held directly by KWest Holdings Ltd. Yan Fu, our director and CEO, is the sole director and shareholder of KWest Holdings Ltd. See footnote (1) above.
(8)	Represents 6,240,972 ordinary shares held directly by ZC Investment Limited. Cong Zhao, our director, is the sole director and shareholder of ZC Investment Limited. See footnote (2) above.
(9)	Represents 5,541,564 ordinary shares held directly by Four Ocean Holding Ltd. Ji’an Zhan ,our director, is the sole director and shareholder of Four Ocean Holding Ltd. See footnote (3) above.
(10)	Represents 1,068,603 ordinary shares held directly by Lorna Happiness Investment Limited. Zejiong Zou ,our director, is the sole director and shareholder of Lorna Happiness Investment Limited.
(11)	Represents 51,937 ordinary shares held directly by HJLWX Investment Limited. Wei Hu is the CFO of Ruanyun and shareholder of HJLWX Investment Limited.
(12)	Represents 22,276 ordinary shares held directly by HJLWX Investment Limited. Liang Jing is the CMO of Ruanyun and shareholder of HJLWX Investment Limited.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (2021 Revision) (as amended) of the Cayman Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is 10,000,000,000 ordinary shares with a par value of $0.0001 per ordinary share. As of the date of this prospectus, there are 60,000,000 ordinary shares issued and outstanding.

Assuming that we obtain the requisite shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. We will include summaries of material provisions of our post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our share capital. The summaries will not purport to be complete and will be qualified in their entirety by reference to our post-offering memorandum and articles of association, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty or thirty years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The Cayman Islands Companies Act is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors owe fiduciary duties of care and loyalty to the corporation and its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in all of their responsibilities, including overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty requires that a director act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders and the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

●  a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

● a duty not to personally profit from opportunities that arise from the office of director (unless the company permits him to do so);

● a duty not to put himself in a position where the structures of a company conflict with his or her personal interest or his or her duty to a third party to avoid conflicts of interest; and

● a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such a provision cannot eliminate or limit liability for breach of the fiduciary duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, a transaction from which the director derived an improper personal benefit, an unlawful payment of dividends or an unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.
Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgements and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful.

A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Interested Directors

Under Delaware law, a transaction between a corporation and a director or with another organization in which a director has a financial interest shall not be void or voidable solely for that reason, solely because the director participates in the meeting at which the board authorizes the transaction, or solely because any such director’s votes are counted for such purpose, if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.
Voting Requirements

Delaware’s default rule is that the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is needed for corporate action (other than the election of directors). Certain actions, such as charter amendments, most mergers, dissolution and sales of all or substantially all of the corporation’s assets, require the affirmative vote of the majority of the outstanding voting power of the shares of the corporation entitled to vote. The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders unless the corporation’s board of directors approves the business combination or the transaction that resulted in the shareholder becoming an interested shareholder prior to the time the shareholder became an interested shareholder or another exemption applies.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Cumulative Voting	There is no cumulative voting for the election of directors unless the corporation’s certificate of incorporation provides for cumulative voting.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.
Directors’ Powers Regarding Bylaws

The certificate of incorporation may grant the directors the power to adopt, amend or repeal the corporation’s bylaws. The shareholders of the corporation possess the inherent right to adopt, amend or repeal the bylaws.

The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws (if any). Holders of a majority of the shares then entitled to vote at an election of directors may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation or bylaws, the directors or the shareholders may fill board vacancies or newly created directorships.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the new rules, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a tender offer is made and accepted by holders of not less than 90.0% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, so that a non-controlling shareholder may be permitted to commence derivative actions in the name of the company to challenge actions where:

●  a company acts or proposes to act illegally or ultra vires;

●  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●  those who control the company are perpetrating a “fraud on the minority.

Inspection of Corporate Records

Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the register of mortgages and charges) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals

Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.
Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.

The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Listing

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “RYET”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Transfer Agent and Registrar of Shares

The transfer agent and registrar for our ordinary shares is Transhare Corporation. The transfer agent and registrar’s address is Bayside Center 1, 17755 North US Highway 19 Suite 140, Clearwater, Florida 33764.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while we have applied for approval to have our ordinary shares listed on the Nasdaq Capital Market, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, ordinary shares will be publicly held by investors participating in this offering, and ordinary shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary shares held by existing shareholders are, and any ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of ordinary shares outstanding as of March 31, 2021; or

●	the average weekly trading volume of our ordinary shares in the form of ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our ordinary shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of six months after the date of this prospectus, without the prior written consent of Univest Securities, LLC. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares pursuant to this offering and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares who is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in such ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares , and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or any holder of shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Company has obtained an undertaking against the imposition of any future taxation from the Cabinet Office of the Cayman Islands and such undertaking is given for twenty years from September 16, 2021.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or any holder of shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Company has obtained an undertaking against the imposition of any future taxation from the Cabinet Office of the Cayman Islands and such undertaking is given for twenty years from September 16, 2021.

PRC Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. According to the Enterprise Income Tax Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

See note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus for a discussion of taxation.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Univest Securities, LLC is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
Univest Securities, LLC

Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $ per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to 7% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional ordinary shares.

	Per Share	Total Without Exercise of Over- allotment Option	Total With Full Exercise of Over- allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We will also pay to the representative by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of our ordinary shares, including any shares that may be issued pursuant to exercise of the underwriters’ over-allotment option.

We have agreed to reimburse the representative up to a maximum of $250,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We paid a total expense deposit of $80,000 to the representative, after execution of the letter of intent between us and the representative, for the representative’s anticipated out-of-pocket expenses. Any expense deposits paid by us will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including, and up $250,000: (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our Company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $ , including a maximum aggregate reimbursement of $250,000 of representative’s accountable expenses.

Listing

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “RYET”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Observer Rights

For a period of one year from the effective of the registration statement of which this prospectus forms a part, upon notice from the representative to the Company, the representative shall have the right to send a representative (who need not be the same individual from meeting to meeting) to observe each meeting of the board of directors of the Company; provided that such representative shall sign a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the representative and its counsel in connection with such representative’s attendance at meetings of the board of directors of the Company; and provided further that upon written notice to the representative, the Company may exclude the representative from meetings where, in the written opinion of counsel for the Company, the representative’s presence would destroy the attorney-client privilege. The Company agrees to give the representative written notice of each such meeting and to provide the representative with an agenda and minutes of the meeting no later than it gives such notice and provides such items to the other directors, and reimburse the representative for his or her reasonable out-of-pocket expenses incurred in connection with its attendance at the meeting, including but not limited to, food, lodging and transportation, as well fees or compensation not in excess of those received by other non-employee members of the board of directors of the Company.

Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative of the underwriters to purchase a number of ordinary shares equal to 1% of the total number of ordinary shares sold in this offering, inclusive of the underwriters’ over-allotment option. The representative’s warrants shall have an exercise price equal to 120% of the initial public offering price of the ordinary shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the date of issuance and will terminate on the fifth anniversary of the date of commencement of sales of the offering. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of the offering. In addition, although the representative’s warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The one demand registration right provided will not be greater than five years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the ordinary shares issuable upon exercise of the representative’s warrants, other than underwriting discounts incurred and payable by the holders. The exercise price and number of ordinary shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Right of First Refusal

We have agreed for a period of eighteen months from the date of our letter of intent with the representative that the representative has the right, provided this offering is completed, to provide investment banking services to us on an exclusive basis in all matters for which investment banking services are sought by us, which right is exercisable in the representative’s sole discretion. For these purposes, investment banking services shall include (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of our securities; and (c) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of our capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of our capital stock or assets, and any merger or consolidation of us with another entity. The representative agrees to notify us within fifteen business days of our notice to it of its exercise of the right of first refusal. If the representative declines to exercise the right of first refusal, we will have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms declined by the representative. The right of first refusal may be terminated by us for cause, which shall mean a material breach by the representative of its letter of intent with us or a material failure by the representative to provide the services contemplated by such letter of intent. The representative’s right of first refusal set forth in this paragraph shall be subject to FINRA Rule 5110(g).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and principal shareholders (defined as owners of 5% or more of our ordinary shares) have agreed, subject to certain exceptions, to a six month “lock-up” period from the date of this prospectus with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six months from the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Notice to Prospective Investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, which are expected to be incurred in connection with the sale of ordinary shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	*
The Nasdaq Capital Market listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fee and expenses		*
Miscellaneous		*
Total		*

*	To be completed by amendment.

LEGAL MATTERS

We are being represented by K&L Gates LLP with respect to U.S. federal securities laws. The validity of our shares underlying our ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by BGA Law (Cayman) Limited. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. The representative is being represented by Hunter Taubman Fischer & Li LLC in connection with this offering and by Jincheng Tongda & Neal Law Firm with respect to certain legal matters of the PRC.

EXPERTS

The consolidated financial statements as of and for each of the two years ended March 31, 2022 and 2021 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of Friedman LLP is One Liberty Plaza, 165 Broadway, 21st Floor, New York, New York 10006.

ENFORCEMENT OF LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Cayman Islands

We have been advised by BGA Law (Cayman) Limited , our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by BGA Law (Cayman) Limited that, notwithstanding there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in the nature of taxes, a fine, or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

PRC

We have been advised by Jingtian & Gongcheng, our counsel as to PRC law, that the United States and the PRC do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable in the PRC. This uncertainty relates to whether such a judgment would be determined by the courts of the PRC to be penal or punitive in nature.

We have also been advised by Jingtian & Gongcheng that, according to Civil Procedural Law of the People’s Republic of China, where a judgment or ruling made by a foreign court which has come into legal effect requires ratification and enforcement by a People’s Court of the People’s Republic of China, the parties concerned may submit an application directly to an intermediate People’s Court of the People’s Republic of China which has jurisdiction for ratification and enforcement, or the foreign court may, pursuant to the provisions of the international treaty concluded or participated by the country and the People’s Republic of China or in accordance with the principle of reciprocity, request for ratification and enforcement by the People’s Court. For a judgment or ruling made by a foreign court which has come into legal effect for which ratification and enforcement is applied or requested, where a People’s Court concludes, upon examination pursuant to the international treaty concluded or participated by the People’s Republic of China or in accordance with the principle of reciprocity, that the basic principle of the laws of the People’s Republic of China or the sovereignty, security or public interest of the People’s Republic of China is not violated, the People’s Court shall rule on ratification of the validity; where there is a need for enforcement, an enforcement order shall be issued and enforced pursuant to the relevant provisions of this Law. Where the People’s Court deemed that the basic principle of the laws of the People’s Republic of China or the sovereignty, security or public interest of the People’s Republic of China is violated, the judgment or ruling made by the foreign court shall not be ratified and enforced.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at http://www.ruanyun.net. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Ruanyun Edai Technology Inc.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ruanyun Edai Technology Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ruanyun Edai Technology Inc. and its subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

September 26 , 2022

We have served as the Company’s auditor since 2021.

F-2

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	2022	2021
ASSETS
Current assets
Cash	$1,148,728	$2,179,628
Accounts receivable, net	5,818,781	2,965,530
Accounts receivable, net - related parties	1,145,237	1,108,092
Due from related parties	—	30,526
Inventories	270,599	240,702
Deferred contract costs	105,123	102,010
Prepaid expenses and other current assets	354,852	228,974
Total current assets	8,843,320	6,855,462

Non-current assets
Property and equipment, net	574,659	116,236
Capitalized software development cost, net	847,617	1,394,251
Right of use assets	142,542	227,188
Deferred offering costs	369,577	90,986
Long-term receivable, net	225,940	—
Long-term deposits	60,189	149,808
Total non-current assets	2,220,524	1,978,469

Total assets	$11,063,844	$8,833,931

LIABILITIES
Current liabilities
Short-term bank loans	$4,559,738	$2,136,817
Accounts payable	2,154,685	1,207,134
Deferred revenue	45,068	587,457
Due to related parties	33,763	26,340
Operating lease liabilities, current	143,080	157,850
Accrued expenses and other liabilities	451,385	365,781

Total current liabilities	7,387,719	4,481,379

Non-current liabilities
Operating lease liabilities, noncurrent	—	71,267

Total non-current liabilities	—	71,267

Total liabilities	7,387,719	4,552,646

COMMITMENTS

EQUITY
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 60,000,000 shares issued and outstanding as of March 31, 2022 and 2021)	6,000	6,000
Additional paid-in capital	15,210,301	15,210,301
Accumulated deficit	(12,050,550)	(11,319,856)
Accumulated other comprehensive income	587,345	450,615
Total Ruanyun Edai Technology Inc’s shareholders’ equity	3,753,096	4,347,060

Non-controlling interest	(76,971)	(65,775)

Total Equity	3,676,125	4,281,285

Total liabilities and equity	$11,063,844	$8,833,931

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,
	2022	2021

Revenues from third parties	$12,803,123	$10,341,807
Revenues from related parties	—	1,157,635
TOTAL REVENUES	12,803,123	11,499,442

COST OF REVENUE AND RELATED TAX	(7,180,326)	(7,614,950)

GROSS PROFIT	5,622,797	3,884,492

OPERATING EXPENSES
Selling expenses	(2,191,181)	(1,478,570)
General and administrative expenses	(2,120,086)	(1,442,757)
Research and development expenses	(1,822,882)	(954,084)
Impairment for capitalized software	(266,482)	—

Total operating expenses	(6,400,631)	(3,875,411)

(LOSS) INCOME FROM OPERATIONS	(777,834)	9,081

OTHER INCOME (EXPENSES)
Interest expense, net	(137,608)	(61,329)
Government subsidy	183,843	495,796
Other (expense) income, net	(7,894)	28,874

(LOSS) INCOME BEFORE INCOME TAXES	(739,493)	472,422
Income tax expenses	—	—

NET (LOSS) INCOME	(739,493)	472,422

Loss attributable to non-controlling interest	(8,800)	(49,653)

NET (LOSS) INCOME ATTRIBUTABLE TO RUANYUN SHAREHOLDERS	(730,693)	522,075

COMPREHENSIVE INCOME (LOSS)
Net (loss) income	(739,493)	472,422
Foreign currency translation adjustment	134,333	300,008
Comprehensive (loss) income	(605,160)	772,430
Less: comprehensive loss attributable to non-controlling interests	(11,197)	(52,665)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO RUANYUN SHAREHOLDERS	$(593,963)	$825,095

(Loss) earnings per ordinary share - basic and diluted	$(0.01)	$0.01

Weighted average number of shares - basic and diluted	60,000,000	60,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional		Accumulated Other	Total
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Shareholders’ Equity	Non-controlling Interest	Total Equity

Balance, April 1, 2020	60,000,000	$6,000	$15,210,301	$(11,841,931)	$147,594	$3,521,964	$(13,110)	$3,508,854
						—	—	—
Net income	—	—	—	522,075	—	522,075	(49,653)	472,422
Foreign currency translation adjustment	—	—	—	—	303,021	303,021	(3,012)	300,009

As of March 31, 2021	60,000,000	6,000	15,210,301	(11,319,856)	450,615	4,347,060	(65,775)	4,281,285

Net loss	—	—	—	(730,693)	—	(730,693)	(8,800)	(739,493)
Foreign currency translation adjustment	—	—	—	—	136,729	136,729	(2,396)	134,333

As of March 31, 2022	60,000,000	$6,000	$15,210,301	$(12,050,549)	$587,344	$3,753,096	$(76,971)	$3,676,125

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF cash flows

	For the Years Ended March 31,
	2022	2021

Cash flows from operating activities:
Net (loss) income	$(739,493)	$472,422
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	459,627	524,524
Impairment for capitalized software	266,482	—
Provision for doubtful accounts	583,064	518,241
Amortization of right-of-use assets	91,130	149,180
Changes in operating assets and liabilities:
Accounts receivable	(3,335,286)	(2,147,700)
Accounts receivable, net - related parties	—	(1,070,260)
Due from related parties	31,162	(21,081)
Inventories	(21,561)	(232,483)
Deferred contract costs	303	(98,527)
Prepaid expenses and other current assets	(84,605)	(277,909)
Long-term receivable, net	(223,169)	—
Long-term deposits	93,481	(18,796)
Accounts payable	895,963	877,583
Accounts payable - related parties	—	(221,128)
Deferred revenues	(555,188)	220,233
Deferred revenues - related parties	—	(11,056)
Due to related parties	6,461	(3,465)
Lease liabilities	(92,568)	(143,681)
Accrued expenses and other liabilities	72,444	(135,925)
Net cash used in operating activities	(2,551,753)	(1,619,828)

Cash flows from investing activities:
Acquisition of property and equipment, net	(504,886)	13,781
Capitalized of software development cost	(84,082)	(382,107)
Net cash used in investing activities	(588,968)	(368,326)

Cash flows from financing activities:
Proceeds from bank loans	4,503,824	2,063,862
Repayment of bank loans	(2,181,365)	(884,512)
Payment of issuance cost	(272,162)	(53,806)
Repayment to loan from related parties	—	(442,256)
Net cash provided by financing activities	2,050,297	683,288

Effect of exchange rate fluctuation on cash	59,524	217,642

Net decrease in cash	(1,030,900)	(1,087,224)
Cash at beginning of the year	2,179,628	3,266,852
Cash at end of the year	$1,148,728	$2,179,628

Supplemental cash flow information:
Cash paid for interest expenses	$125,182	$82,131
Right of use assets obtained in exchange for operating lease obligations	$75,592	$—

 The accompanying notes are an integral part of these consolidated financial statements.

F-6

RUANYUN EDAI TECHNOLOGY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Organization and Principal Activities

Ruanyun Edai Technology Inc. (‘‘Ruanyun’’ or the ‘‘Company’’) was incorporated in the Cayman Islands on March 11, 2021. Ruanyun, through its wholly-owned subsidiaries, variable interest entity (“VIE”) and variable interest entity’s subsidiaries is primarily engaged in providing online academic exercise question banks with A.I. capability, online classes and homework, and on-demand lectures and evaluation that cover all K-12 subject fields and grade level. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIE and VIE’s subsidiaries in the People’s Republic of China (‘‘PRC’’ or “China”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, variable interest entity and variable interest entity’s subsidiaries.

Reorganization

On March 11, 2021, the Company was incorporated with limited liability under the laws of the Cayman Islands.

On December 24, 2020, Soft Cloud Technology Limited (“Soft Cloud”) was established in accordance with the law and regulations of Hong Kong and subsequently become the wholly-owned subsidiary of the Company. Soft Cloud is a holding company and holds all the equity interests of Rollingthunder Technology (Jiangxi) Co., Ltd (“WFOE”), which was established in the PRC on January 19, 2021.

Jiangxi Ruanyun Technology Co., Ltd. (“Jiangxi Ruanyun) was established on March 27, 2012 under the laws of the PRC. Its main operation includes A.I. database and testing center development.

Jiangxi Ruanyun formed the following subsidiaries subsequent to its establishment:

●	Jiangxi Ruanyun Technology Co., Ltd. (Shenzhen Branch) (“Shenzhen Ruanyun”), a company incorporated on March 27, 2017 in the PRC. It is a wholly-owned subsidiary of Jiangxi Ruanyun and mainly operating in A.I database.
●	Jiangxi Alphabet Technology Co., Ltd. (“Jiangxi Alphabet”), a company incorporated on February 21, 2017 in the PRC. It is a 70% subsidiary of Jiangxi Ruanyun and mainly operates in paperless testing center development.
●	Jiangxi Jiaotou Technology Co., Ltd. (“Jiaotou”), a company incorporated on December 31, 2020 in the PRC. It is a 65.0% subsidiary of Jiangxi Ruanyun and mainly operates in personalized homework book development.
●	Jiangxi Huizuoye Technology Co., Ltd. (“Huizuoye”), a company incorporated on April 8, 2021 in the PRC. It is a 51.0% subsidiary of Jiangxi Ruanyun and mainly operates in digital publishing.

On April 8, 2021, the WFOE has entered into a series of contractual agreements with Jiangxi Ruanyun and its shareholders, which allow Ruanyun to have controlling financial interest over Jiangxi Ruanyun and receive substantially all the economic benefits of Jiangxi Ruanyun (the “VIE”). Under the United States generally accepted accounting principle (“US GAAP”). Ruanyun was deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. These contractual agreements include an Exclusive Equity Interests Purchase Agreement, an Equity Interests Pledge Agreement, Powers of Attorney and an Exclusive Technical Consultation and Service Agreement (collectively “VIE Agreements”). Ruanyun together with its wholly-owned subsidiary Soft Cloud and WFOE and the VIEs were under common control before and after the reorganization. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

F-7

The Contractual Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through the VIE. Despite the lack of equity ownership, the Company has controlling financial interest of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the VIE Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact economic performance. The Company also has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810-10 (“ASC 810-10”), Consolidation: Overall.

The following is a summary of the key VIE Agreements:

Exclusive Equity Interests Purchase Agreement

Pursuant to the Exclusive Equity Interests Purchase Agreement entered into amongst Jiangxi Ruanyun, the Nominee Shareholders and the WFOE, the Nominee Shareholders granted the WFOE or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in Jiangxi Ruanyun at its sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE to the extent permitted under PRC laws. In addition, Jiangxi Ruanyun and the Nominee Shareholders have agreed that without prior written consent of the WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in Jiangxi Ruanyun. The term of the agreement is ten years and can be extended by another ten years by the WFOE.

Equity Interests Pledge Agreement

Pursuant to the Equity Interests Pledge Agreement entered into amongst the WFOE and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in Jiangxi Ruanyun to the WFOE as collateral to secure their obligations. If the Nominee Shareholders breach their respective contractual obligations under the share pledge agreement, the WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in Jiangxi Ruanyun without prior consent of the WFOE. The Equity Pledge Agreement will remain effective until all the obligations have been satisfied in full. The Company completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Market Regulation in accordance with the PRC Property Rights Law.

Powers of Attorney

Pursuant to the Powers of Attorney entered into amongst the WFOE, Jiangxi Ruanyun, and the Nominee Shareholders, each Nominee Shareholder appointed the WFOE to act on behalf of the Nominee Shareholders as exclusive agent and attorney with respect to all matters concerning the shareholding including but not limited to (1) calling and attending shareholders’ meetings of Jiangxi Ruanyun; (2) exercising all the shareholders’ rights, including voting rights; and (3) appointing at its sole discretion, a substitute or substitutes to perform any or all of its rights. The powers of attorney remain irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains a shareholder of Jiangxi Ruanyun unless the WFOE issues adverse instructions in writing.

F-8

Exclusive Technical Consultation and Service Agreement

Pursuant to the Exclusive Technical Consultation and Service Agreement entered between the WFOE and Jiangxi Ruanyun, the WFOE or its designated entities affiliated has the exclusive right to provide Jiangxi Ruanyun with technical support and business support services in return for fees equal to 100% of the consolidated net profits of Jiangxi Ruanyun. The WFOE has sole discretion in determining the service fee charged to the Ruanyun under this agreement. Without the WFOE’s prior written consent, Jiangxi Ruanyun shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the shares of Jiangxi Ruanyun to the WFOE and/or a third party designated by the WFOE.

Risks in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIE and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIE and its subsidiaries in the consolidated financial statements. The Company’s position of being the primary beneficiary of the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholders’ approval in the VIE. The Company’s believes that the agreements on the authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIE were found to be in violation of any future PRC laws and regulations, the Company may be subjects to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks is remote.

The following consolidated assets and liabilities information of the VIE and VIE’s subsidiaries as of March 31, 2022 and 2021, and consolidated operating results and cash flows information for the years ended March 31, 2022 and 2021, have been included in the accompanying consolidated financial statements:

	March 31,
	2022	2021
Current assets	$8,843,320	$6,855,462
Non-current assets	2,220,524	1,978,469
Total assets	$11,063,844	$8,833,931
Current liabilities	$7,387,719	$4,481,379
Non-current liabilities	—	71,267
Total liabilities	$7,387,719	$4,552,646

	For the Years Ended March 31，
	2022	2021
Revenue	$12,083,123	$11,499,442
Net income (loss)	(739,493)	472,422)
Net cash used in operating activities	(2,551,753)	(1,619,828)
Net cash used in investing activities	(588,968)	(368,326)
Net cash provided by financing activities	$2,050,297	$683,288

Note 2 — Liquidity

As reflected in the Company’s consolidated financial statements, the Company incurred net losses of $0.7 million for the year ended March 31, 2022. Net cash used in operating activities was $2.6 million and $1.6 million for the years ended March 31, 2022 and 2021, respectively. Accumulated deficit was $12.1 million and $11.3 million as of March 31, 2022 and 2021, respectively.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. As of March 31, 2022, the Company had cash of approximately $1.1 million. The Company’s accounts receivable due from third parties of $5.8 million and accounts receivable due from related parties of $1.1 million has been billed to its customers but has not been collected as of the balance sheet dates. As of the date of this prospectus, approximately $5.1 million or 77.1% of the accounts receivable balance due from third parties and $0.2 million, or 16.0% of the accounts receivable balance due from related parties as of March 31, 2022 has been collected. Such cash collection can be used to support the Company’s working capital need. The Company also obtained loans from banks of approximately $0.95 million in order to support the Company’s working capital need.

F-9

The Company is attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financing in order to meet its anticipated cash requirements. Based on the current operating plan, management believes that the cash from operations, existing cash, cash equivalents, and bank loans are sufficient to fund the Company’s operating activities, capital expenditures and other obligations for the next 12 months.

Note 3 — Summary of Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) and pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which WFOE is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c)	Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to allowances for doubtful accounts, estimated useful lives and impairment of long-live assets, and revenue recognition. Actual results may differ materially from those estimates.

(d)	Foreign Currency

The Company’s reporting currency is the United States dollars (‘‘US$’’). The functional currency of the Company and the Company’s subsidiary incorporated in the Hong Kong Special Administrative Region (‘‘HK’’ or “Hong Kong”) is the US$. The functional currency of the Company’s PRC subsidiaries, the VIE and its subsidiaries is Renminbi (‘‘RMB’’). The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

The financial statements of the WFOE, VIE and VIE’s subsidiaries are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the WFOE, VIE and VIE’s subsidiaries are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income (loss) during the year in which they occur.

F-10

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31,
	2022	2021
Year-end spot rate	6.3393	6.5518
Average rate	6.4180	6.7834

(e)	Cash

Cash consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use, and have original maturities less than three months.

(f)	Accounts Receivable, Net

Accounts receivable, net mainly represent amounts due from customers and are recorded net of an allowance for doubtful accounts, if any. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivables are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of March 31, 2022 and 2021, the allowance for doubtful accounts were $787,829 and $371,877, respectively.

(g)	Inventories

Inventories comprise IT equipment, yet to deliver to customer at the end of the reporting period. Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in-first-out basis. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Write downs, if any, are recorded in cost of revenues in the consolidated statements of operation and comprehensive income (loss).

As of March 31, 2022 and 2021, VIE and VIE’s subsidiaries had inventories in the amount of $270,599 and 240,702, respectively without any inventory write-down.

(h)	Leases

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease office spaces which are classified as operating leases in accordance with ASC No.842, Leases (“Topic 842”). Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

F-11

At the commencement date, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. Operating lease expenses are recognized on a straight-line basis over the term of the lease. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of March 31, 2022 and 2021.

(i)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value (estimated at 5% of cost) over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the remaining lease term or their estimated useful lives, if shorter. The estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	20 years
Electronic equipment	3-5 years
Office equipment	3-5 years
Motor vehicles	4-6 years
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operation and comprehensive income (loss).

(j)	Capitalized Software Development Costs, Net

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize costs to develop its software in accordance with ASC Topic 985 (“ASC 985”), Software. Software development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Company to develop, maintain, monitor and manage the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ products. Costs incurred for the development of software prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expenses. Once a product has reached technological feasibility, all subsequent development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and documentation and only occurs when the product has a proven ability to operate. The amount of software development costs was amortized over the estimated life of the corresponding product, which is determined to be five years.

(k)	Deferred Offering Costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

F-12

(l)	Long-term Deposits

Long term deposits represent deposits made by the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries as a guarantee of the Company’s performance which is required by certain government facilities. The deposits is usually 5% or 10% of the total contract amount and are paid at the inception of the contract. The deposits will be returned when the contractual warranty expires which is usually three years after the project is accepted by the customer.

As of March 31, 2022 and 2021, the balance of long term deposits were $60,189 and $149,808, respectively.

(m)	Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had originally estimated. When these events occur, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended March 31, 2022 and 2021, $266,482 and $nil were recognized as impairment of capitalized software respectively. The impairment for the year ended March 31, 2022 was primarily attributed to the decreased net realizable value of the capitalized software resulting from the decrease in estimated future revenue from licensing services under the SmartHomework® solution.

(n)	Fair Value of Financial Instruments

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Short-term financial assets and liabilities of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries primarily consist of cash and cash equivalent, accounts receivable, advances to suppliers, prepayments and other current assets, short-term borrowings, accounts payable, advance from customers, accrued expenses and other current liabilities. As of March 31, 2022 and 2021, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

F-13

As of March 31, 2022 and 2021, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries did not have assets or liabilities measured at fair value on a recurring basis in periods subsequent to their initial recognition.

(o)	Revenue Recognition

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries follow ASC 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries currently generate its revenue from platform development, software customization and content development, license, personalized exercise book and MOTK Pro, digitization service. Revenue recognition policies are discussed as following:

1. SmartExam® Solution

a	Platform Development

VIE and VIE’s subsidiaries contract with schools, local educational bureaus and business entities to provide SmartExam® solution to construct computer-based testing centers for a fixed price. Currently, VIE and VIE’s subsidiaries construct testing centers for all eleven subjects through grade 7 to 12 of the China’s Academic Proficiency Assessment Test (“APT”). The SmartExam® platform development service is mainly to build, upgrade and transform the physical environment of the testing centers, which normally includes procurement of hardware, customization of software, installation and implementation of software and hardware. VIE and VIE’s subsidiaries provide a perpetual license to its testing-taking software in the “SmartExam® Solution” upon transfer of the testing centers. The SmartExam® solution platform combines the A.I. algorithms and hardware including computers, test progress LCD, face recognition cameras, body sensing devices, and RFID card readers, and is capable of recognize the examinees, automatically assign seat for the examinees, generate exam questions and automatically assess the test results.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries conclude its SmartExam® solution platform development contracts meet all five criteria under Step 1: identify contract with customers in accordance with ASC 606. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries evaluate the SmartExam® solution platform development contracts to identify performance obligations. A performance obligation is a promise to transfer to the customer either 1) a good or service (or a bundle of goods or services) that is distinct; or 2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider its promises to the customers include the construction of testing centers and providing a perpetual license to the testing-taking software. These two promises are capable of being distinct and separately identifiable in the contract.

F-14

For the construction of the testing centers, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider the goods or service promises in the contract include the hardware, customization of software, and installation and implementation of software and hardware. These goods or services are capable of being distinct because the customer can benefit from each of them on its own or together with other readily available resources. However, the promises to transfer these goods or services are not separately identifiable. The testing center is an integrated solution that includes test and exam question content, grading and evaluation, onsite management, training and supervision, and VIE and VIE’s subsidiaries provide a significant service of integrating the hardware and software into the testing center that the customer has contracted for. Any separate delivery of hardware, software or installation and implementation of software and hardware cannot achieve customer’s the intended function that is, each of the promises represent the input into the testing center, which is the combined output which the customer has requested per the contract, thus the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries treat them as a single performance obligation. The perpetual license provides customer the right to use the testing-taking software in the SmartExam® solution which has significant standalone functionality and does not require significant ongoing maintenance or effort from VIE and VIE’s subsidiaries to assure the usefulness of the license. Accordingly, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries conclude each of its SmartExam® solution platform development contract contains two performance obligations which are a) the construction of testing centers and b) to provide the customer a perpetual license to its testing-taking software. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries allocate the fixed transaction price to each performance obligation based on their stand-alone selling price (“SSPs”). The customers sign acceptance to VIE and VIE’s subsidiaries upon the transfer of the testing center and VIE and VIE’s subsidiaries grant the perpetual license at the same time upon the acceptance of customers. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize revenue for the construction of testing center at a point in time when the performance obligation is satisfied which normally occur upon the acceptance of customers. For the perpetual license, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider the software license as a functional intellectual property since it has significant standalone functionality and recognizes the revenue at a point in time when such license is granted to the customer which normally occur at the point when customers accept the project.

For certain sales contracts, the customers require VIE and VIE’s subsidiaries to provide a warranty for a period of 3 years after the completion of the implementation. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine that such product warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that a product will function as expected and comply with agreed-upon specifications. VIE and VIE’s subsidiaries have not sold the warranty separately. Because of the nature of the projects, including contract owner inspections of the work both during construction and prior to acceptance, VIE and VIE’s subsidiaries have not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

b	Others

VIE and VIE’s subsidiaries provide other SmartExam® Solution services, which include software customization, hardware sales and other comprehensive professional testing services, including test registration, test paper sampling, test center evaluation, and etc. The promised services in each contract are generally combined as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue generated from these services are either recognized over the time or at a point in time if the satisfaction of the performance obligation does not meet any of the criteria to be recognized over the time. For revenue recognized over the time, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries measure the progress using the output method. For revenue recognized at a point in time, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognized the revenue when control of the service or products is transferred to the customer.

2. SmartHomework® Solution

a	Platform Development

VIE and VIE’s subsidiaries also contract with schools and local educational bureaus to provide SmartHomework® solution for a fixed price. The SmartHomework® platform development service is mainly to build, upgrade and transform the physical environment of the A.I. Study Room, which provides the customers a comprehensive combination of hardware and software including advanced OCR optical handwriting and graph recognition, knowledge point structural diagramming, and contents of the K-12 exercise question bank. VIE and VIE’s subsidiaries provide a perpetual license to its proprietary academic evaluation technology, A.I. algorithms and contents of the online academic exercise question bank (in combination the SmartHomework® Solution) upon transfer of the A.I. Study Room. After the transfer of the A.I. Study Room, VIE and VIE’s subsidiaries also provide unspecified software updates on a when-and-if-available basis which update the content of question bank, address security issues when they occur and address minor bugs discovered, and certain software-related cloud services including data collection, data cleaning, data modeling and data analysis under SmartHomework® Solution.

F-15

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries conclude the SmartHomework® solution platform development contracts with schools and local educational bureaus meet the criteria to be contracts with customers in accordance with ASC 606. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider its promises to the customers include the construction of the A.I. Study Room, providing a perpetual license and providing updates, cloud-based services associated with the software. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have identified up to four performance obligations for each of the platform development contract under SmartHomework® solution product line, which are a) the construction of A.I. Study Room and b) to provide a perpetual software license with the rights to use all the content and proprietary technology under SmartHomework® solution c) to provide certain software-related cloud services under SmartHomework® solution d) to provide the when-and-if-available software updates.

For the construction of the A.I. Study Room, similar to the construction of the testing centers under SmartExam® solution, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider the promises to transfer the goods or services are capable of being distinct but not separately identifiable. The A.I. Study Room is a “retail outlet” of the comprehensive online interactive learning and A.I. big data platform and VIE and VIE’s subsidiaries provide a significant service of integrating the hardware and software into the A.I. Study Room that the customer has contracted for. Any separate delivery of hardware, software or installation and implementation of software and hardware cannot achieve the customer’s intended function that is, each of the promises represent the input into the A.I. Study Room, which is the combined output which the customer has requested per the contract, thus the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries treat them as a single performance obligation.

The fixed transaction price is allocated among these performance obligations based on their SSPs. Because the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lack observable prices for the software-related cloud services and when-and-if-available software updates, the allocation of revenue is based on the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ estimated SSPs. The customers sign acceptance to VIE and VIE’s subsidiaries upon the transfer of the A.I. Study Room and VIE and VIE’s subsidiaries grant the perpetual license at the same time upon the acceptance of customers . The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize revenue for the construction of A.I. Study Room at a point in time when the performance obligation is satisfied which normally occur upon the acceptance of customers. For the perpetual license, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider the software license as a functional intellectual property since it has significant standalone functionality and recognizes the revenue at a point in time when such license is granted to the customer which is normally occurred at the point when customers accept the project. Revenue allocated to the software-related cloud services and unspecified software updates is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided. Revenue from the software-related cloud services and unspecified software updates are immaterial for the years ended March 31, 2022 and 2021.

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ process for determining estimated SSPs involves management’s judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable. Should future facts and circumstances change, the estimated SSPs and the future rate of related amortization for the software-related cloud services and unspecified software updates could change. Factors subject to change include the nature of the software-related cloud services and unspecified software updates, their estimated value and the estimated period they are expected to be provided.

For certain sales contracts, the customers require VIE and VIE’s subsidiaries to provide a warranty for a period of 3 years after the completion of the implementation. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries determine that such product warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that a product will function as expected and comply with agreed-upon specifications. VIE and VIE’s subsidiaries have not sold the warranty separately. Because of the nature of the projects, including contract owner inspections of the work both during construction and prior to acceptance, VIE and VIE’s subsidiaries have not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

F-16

b	Software Customization and Content Development

VIE and VIE’s subsidiaries provide software customization and content development services based on customers’ specifications. Contracts of this revenue stream generally do not contain significant financing components or variable consideration. The promised services in each service contract are combined and accounted for as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The Company recognizes revenue from its software customization and content development service contracts at a point of time when the customers accept the customized software and / or content when the control of such software and / or content is transferred to the customer. Additionally, the Company provides product warranty on customized software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. No warranty is provided for customized content delivered. VIE and VIE’s subsidiaries have not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary.

c	License

VIE and VIE’s subsidiaries also enter into separate license agreement for license of the proprietary academic evaluation technology and A.I. algorithms, as well as sell contents of the academic exercise question bank to other educational service providers and educational technology companies. Customers purchase the right to access the cloud-based contents under time-based arrangement, which is generally one year. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries recognize revenue ratably over the respective term of agreement.

d	Personalized Exercise Book and MOTK Pro

VIE and VIE’s subsidiaries provide print version of SmartHomework® exercise book, which provide personalized exercises to students with subscription charged to the students per semester. The digitized SmartHomework® content, including the personalized exercise book, is covered by the SmartHomework® solution platform contracts between VIE and VIE’s subsidiaries and the schools or local governmental bureau. Students are able to access to the contents through authorized hardware in school. The print version of SmartHomework® exercise books allow students to have a similar access when they are outside the campus. During the subscription period, personalized exercise book is delivered in paper-based format on a daily or weekly basis. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date the student is granted access to the print function.

VIE and VIE’s subsidiaries also provide a premium version of SmartHomework® program, called MOTK pro, with a typical annual subscription to students. This premium service cover all subject fields with unlimited access during the subscription period to the cloud-based contents from personal devices, such as personal smart phones or tablet. VIE and VIE’s subsidiaries also sell the MOTK pro through many nationwide corporations, who are considered as MOTK Pro business partners. Revenue for sales of MOTK pro is recognized ratably over the subscription period, which starts on the date when the students activate the account and the content is made available to students.

e	Digitization services

VIE and VIE’s subsidiaries provide digitization services to publishers, which convert the paper-based studying and exercise books into digital format. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries conclude there is only one performance obligation in each of the contracts with customers within this revenue stream, which is to provide digitization service to publishers. Revenues are recognized at a point in time when VIE and VIE’s subsidiaries complete its digitalization service and the customer receives the fully digitalized materials.

F-17

The following table identifies the disaggregation of revenue for the years ended March 31, 2022 and 2021, respectively:

	For the Years Ended March 31,
	2022	2021
SmartExam® Solution
a. Platform development	$2,868,302	$2,340,019
b. Others	431,975	—
SmartHomework® Solution
a. Platform development	870,295	1,253,198
b. Software customization and content development	2,146,085	—
c. License	758,378	912,034
d. Personalized exercise book and MOTK Pro	117,536	1,926,461
e. Digitization services	5,610,552	5,067,730
Total revenues	$12,803,123	$11,499,442

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition for the years ended March 31, 2022 and 2021, respectively:

	For the Years Ended March 31,
	2022	2021
Services transferred at a point in time
Revenue from platform development	$3,738,597	$3,593,217
Revenue from customized software and content development	2,375,392	—
Revenue from digitization services and others	5,767,392	5,067,730
Services transferred over time
Revenue from license and others	804,205	912,034
Revenue from personalized exercise book and MOTK Pro	117,537	1,926,461
Total revenues	$12,803,123	$11,499,442

Contract Assets and Contract Liabilities

Contract assets include deferred contacts costs and contract liabilities include deferred revenue.

Deferred contracts costs

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries capitalize incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ capitalized costs consist primarily of setup costs for each customer, which are incurred to satisfy stand-ready obligation to provide access to the connected offerings. These contract costs are recorded as cost of revenue upon the recognition of the related revenue. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

As of March 31, 2022 and 2021, VIE and VIE’s subsidiaries had deferred contract costs in the amount of $105,123 and $102,010, respectively. Deferred contract cost of $102,010 and nil as of March 31, 2021 and 2020, respectively, were charged to cost of revenue for the years ended March 31, 2022 and 2021, respectively. As of March 31, 2022 and 2021, no impairment allowance was recorded.

F-18

Deferred revenue

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ deferred revenue primarily consists of consideration paid by customers before the related performance obligation is satisfied. As of March 31, 2022 and 2021, VIE and VIE’s subsidiaries had deferred revenue of $45,068 and $587,457, respectively.

(p)	Cost of Revenues

Cost of revenues consists of cost of inventory, staff payroll, amortization of intangible assets, bandwidth leasing costs, payments to various channels for promotion and other direct costs of providing these services or goods.

(q)	Research and Development

Research and development expenses include payroll expenses, employee benefits, rental expenses and amortization and other expenses in associated with research and development functions. Costs incurred for the development of software prior to the establishment of technological feasibility and costs incurred for maintenance after the software are available for marketing are expensed when incurred and are included in research and development expenses.

(r)	Government Grants

Government grants, which mainly represent amounts received from local governments in connection with the Company’s contributions to technology development, are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Government grants that are to compensate incurred costs, expenses or losses without specific criteria are recognized in the current period upon receipt. Government grants that are to compensate future costs, expense or losses or with specific criteria are recognized in deferred grant income and recognized as income in the future or when the criteria is met. During the years ended March 31, 2022 and 2021, the Company did not receive any government grants compensating future costs, expenses or losses or with any criteria. As of March 31, 2022 and 2021, the Company did not have any deferred grant income.

(s)	Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended March 31, 2022 and 2021. The Company does not believe there was any uncertain tax provision at March 31, 2022 and 2021.

(t)	Value Added Tax (“VAT”)

WFOE, Jiangxi Ruanyun and Jiangxi Ruanyun’s subsidiaries are subject to VAT for providing services and sales of products and VAT is reported as a deduction to revenue when incurred.

The amount of VAT liability is determined by applying the applicable tax rates to the invoiced amount of services provided and sales of products (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT).

F-19

(u)	Non-controlling Interest

A non-controlling interest in a subsidiary of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries represent the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and comprehensive income (loss) attributable to non-controlling interests are presented in the consolidated statement of operations and comprehensive income (loss).

(v)	Earnings (Loss) per Share

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive shares as of March 31, 2022 and 2021.

(w)	Segment Information

Operating segments are defined as components as an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ CODM has be identified as the CEO, who reviews consolidated results including revenue, gross profit and operating profit at a consolidate level only ad does not distinguish between services for the purpose of making decision about resources allocation and performance assessment. As such, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries concluded that it has one operating segment and one reporting segment with two categories, SmartExam® and SmartHomework®. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries operate solely in the PRC and all of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ long-lived assets are located in the PRC.

(x)	Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

(y)	Risk and Uncertainties

Political and economic risk

The operations of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries are located in the PRC. Accordingly, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. Although the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

F-20

Concentration of customers and suppliers

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the year ended March 31, 2022, three major customers accounted for 42%, 22% and 12% of the Company’s total revenue, respectively. For the year ended March 31, 2021, a major customer accounted for 32% of the Company’s total revenue. As of March 31, 2022, three major customers accounted for 73% of accounts receivable due from third parties, with each customer representing 30%, 23% and 21% of the accounts receivable balance, respectively. As of March 31, 2021, two major customers accounted for 68% of accounts receivable due from third parties, with each customer representing 45% and 23% of the accounts receivable balance, respectively.

For the year ended March 31, 2022, one vendor accounted for 11% of the Company’s total purchases. For the year ended March 31, 2021, no vendor accounted for more than 10% of the Company’s total purchases.

As of March 31, 2022, three vendors accounted for 15%, 15% and 11% of the Company’s accounts payable, respectively. As of March 31, 2021, three vendors accounted for 49%, 19% and 15% of the Company’s accounts payable, respectively.

Concentration of credit risk

Assets that potentially subject the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries to significant concentrations of credit risk primarily consist of cash and accounts receivable. As of March 31, 2021 and 2020 substantial all of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ cash were held by reputable financial institutions located in the PRC which management believes are of high credit quality and financially sound based on public available information.

Accounts receivable are typical unsecured and derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries perform on customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider the credit risk of accounts receivable is low.

Currency risk

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ cash denominated in RMB are subject to such government. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the ‘‘PBOC’’). Remittances from China in currencies other than RMB by the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance. As the Company does not have significant transactions between its PRC subsidiary and the VIEs, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider that the risk associated with the foreign exchange transactions is low.

Impact of COVID-19

Since the spread of COVID-19 starting in January 2020, the various governmental regulations adopted to cope with the pandemic have an adverse impact on the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business and operations such as delays to the platform development and license business. As schools in China temporarily closed their campus from January to August 2020 , VIE and VIE’s subsidiaries’ platform development projects were delayed and the development of new projects has stalled, and customers’ needs have been negatively affected, leading to lower revenue generated from platform development revenue streams under both SmartExam Solution business line and SmartHomework® Solution business line in the fiscal year ended March 31, 2021. The pandemic did not have any significant impact over VIE and VIE’s subsidiaries’ Personalized Exercise Book and MOTK Pro revenue stream and Digital Teaching and Learning revenue streams as services and contents provided under these revenue streams are carried through online platforms and customers did not experience any interruption from receiving the services and contents due to the COVID-19 pandemic. After September 2020, the Company’s business operations gradually resumed after the reopening of schools.

F-21

Certain customers of VIE and VIE’s subsidiaries were also impacted by COVID-19 pandemic and experienced financial difficulties. VIE and VIE’s subsidiaries provided up to 12 months payment term extensions to these customers based on its assessment of the creditworthiness of these customers. In consideration of the payment term extension, VIE and VIE’s subsidiaries evaluated and concluded that additional collectability risk exists and provided additional bad debt allowance for accounts receivables due from these customers. As of the date of this prospectus, $5,095,138, or 77.1% of the accounts receivable balance due from third parties as of March 31, 2022 has been collected. The remaining balance is expected to be fully collected in the rest of 2022.

The global spread of COVID-19 pandemic may also result in global economic distress, and the extent to which it may affect the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict.

While the adverse impact from COVID-19 is currently expected to be temporary, there is uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ business. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries continue to assess the impact from the COVID-19 outbreak, and the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries are unable to accurately predict the full impact of COVID-19 on the business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, and additional actions that may be taken by governmental authorities. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.

(z)	Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

(aa)	Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ consolidated financial position, statements of operations, and cash flows.

F-22

4.	Accounts Receivable, Net

	March 31,
	2022	2021
Accounts receivable	$6,606,610	$3,337,407
Less: Allowance for doubtful accounts	(787,829)	(371,877)
Accounts receivable, net	$5,818,781	$2,965,530

The following table represent the movement of the allowance for doubtful accounts:

	March 31,
	2022	2021
Balance at the beginning of the year	$371,877	$24,229
Additions charged to bad debt expense	615,211	461,406
Bad debt written off	(216,672)	(127,517)
Foreign exchange gain	17,413	13,759
Balance at the end of the year	$787,829	$371,877

5.	Prepaid Expenses and Other Current Assets

	March 31,
	2022	2021
Prepaid expenses	$217,450	$10,989
Deposit(1)	107,343	81,817
Other current assets	30,059	136,168
Prepaid expenses and other current assets	$354,852	$228,974

(1) The balance of deposits as of March 31, 2022 and 2021 mainly includes rent deposits, bidding deposits and guarantee deposits which expected to be collected with one year.

6.	Property and Equipment, Net

	March 31,
	2022	2022

Electronic equipment	$411,659	$377,436
Building	416,134	—
Office equipment	75,536	84,134
Leasehold improvements	31,549	—
Motor vehicles	210,934	152,504
Total property and equipment	1,145,812	614,074
Less: Accumulated depreciation	(571,153)	(497,838)
Total property and equipment, net	$574,659	$116,236

Depreciation expenses were $57,914 and $41,953 for the years ended March 31, 2022 and 2021, respectively.

7.	Capitalized Software Development Cost, Net

	March 31,
	2022	2021
Software Development Cost	$2,939,946	$3,278,521
Less: Accumulated amortization	(2,092,329)	(1,884,270)
Capitalized software development cost, net	$847,617	$1,394,251

F-23

Amortization expenses were $403,695 and $482,570 for the years ended March 31, 2022 and 2021, respectively. For the years ended March 31, 2022 and 2021, $266,482 and nil were recognized as impairment of capitalized software development cost, respectively.

The following is a schedule, by fiscal years, of amortization amount of capitalized software development cost as of March 31, 2022:

2023	$290,998
2024	298,836
2025	158,002
2026	71,543
2027	17,025
Thereafter	11,213
Total	$847,617

8.	Short-term Bank Loans

	March 31,
Short-term bank loans from:	2022	2021
China Merchants Bank(1)	$473,239	$457,889
China Construction Bank(2)	1,565,630	763,150
Bank of China(3)	473,238	457,889
Bank of Communications(4)	470,178	457,889
Shanghai Pudong Development Bank(5)	1,577,453	—
Total	$4,559,738	$2,136,817

(1)In June 2020, Jiangxi Ruanyun entered into a one-year unsecured loan agreement with China Merchants Bank of RMB1,000,000 (US$152,630) bearing an interest rate of 4.80% per annum. In December 2020, Jiangxi Ruanyun entered into another one-year loan agreement with China Merchants Bank for RMB2,000,000 (US$305,259) bearing an interest rate of 4.80% per annum. Both loans were fully repaid on their maturity date in June and December 2021, respectively.

In August 2021, Jiangxi Ruanyun entered into a one-year credit facility agreement of maximum RMB 3,000,000 (US$473,239) with China Merchants Bank. In November 2021, Jiangxi Ruanyun made a withdraw of RMB 3,00,000 (US$473,239) bearing an interest rate of 4.80% per annum. The loan was guaranteed by a third-party entity, Nanchang Industrial Holdings Guarantee Co., Ltd.

(2)In July 2020, Jiangxi Ruanyun entered into a one-year unsecured loan agreement with China Construction Bank for RMB2,000,000 (US$305,260) bearing an interest rate of 4.2525% per annum. The loan was extended to September 2021 with an interest rate of 4.2525% per annum. In July 2020, Jiangxi Ruanyun entered into another one-year unsecured loan agreement with China Construction Bank for RMB3,000,000 (US$457,890) bearing an interest rate of 4.2525% per annum. The loan was extended to October 2021 with an interest rate of 4.2525% per annum. Both loans were fully repaid on their maturity date in September and October 2021, respectively.

In December 2021, Jiangxi Ruanyun entered into a one-year loan agreement with China Construction Bank for RMB 5,000,000 (US$788,731) bearing an interest rate of 4.7850% per annum. The loan was guaranteed by a third-party entity, Nanchang Industrial Holdings Guarantee Co., Ltd. The Company incurred a guarantee fee of $7,791 for the loan and the unamortized balance as of March 31, 2022 was $5,609. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.84% as of March 31, 2022.

In January 2022, Jiangxi Ruanyun entered into another one-year loan agreement with China Construction Bank of RMB5,000,000 (US$788,731) bearing an interest rate of 4.7850% per annum. The loan was guaranteed by a third-party entity, Nanchang Industrial Holdings Guarantee Co., Ltd. The Company incurred a guarantee fee of $7,791 for the loan and the unamortized balance as of March 31, 2022 was $6,222. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.84% as of March 31, 2022.

F-24

(3)In July 2020, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China to for RMB3,000,000 (US$457,889) bearing an interest rate of 3.85% per annum. The loan was fully repaid on its maturity date in July 2021.

In July 2021, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China of RMB3,000,000 (US$473,238) bearing an interest rate of 4.3500% per annum. The loan was guaranteed by Ms. Fu Yan, the Company’s director and the chairman and chief executive officer of Jiangxi Ruanyun Technology Co., Ltd. The loan was fully repaid on its maturity date in July 2022.

(4)In December 2020, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Communication for RMB3,000,000 (US$457,889) bearing an interest rate of 4.35% per annum. This loan was guaranteed by Ms. Fu Yan, the Company’s director and the chairman and chief executive officer of Jiangxi Ruanyun Technology Co., Ltd. The loan was fully repaid on its maturity date in December 2021.

In December 2021, Jiangxi Ruanyun entered into a one-year credit facility agreement of maximum RMB3,000,000 (US$473,238) with Bank of Communication. In January 2022, Jiangxi Ruanyun made a withdraw of RMB3,000,000 (US$473,238) which will be due in January, 2023. The loan bears a fixed interest rate of 4.35% per annum. The loan was guaranteed by a third party, Jiangxi Provincial Financing Guarantee Group Co., Ltd. and Ms. Fu Yan, the Company’s director and the chairman and chief executive officer of Jiangxi Ruanyun. The Company incurred guarantee fee of $3,739 for the loan and the unamortized balance as of March 31, 2022 was $3,060. Loan issuance costs are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loan and amortized to interest expense using the effective interest rate of 5.19% as of March 31, 2022.

(5) In September 2021, Jiangxi Ruanyun entered into a one-year loan agreement with Shanghai Pudong Development Bank for RMB5,229,200 (US$ 824,886) bearing an interest rate of 4.35% per annum.

In November 2021, Jiangxi Ruanyun entered into a one-year loan agreement with Shanghai Pudong Development Bank Nanchang Branch for RMB4,770,745.00 (US$748,634) bearing an interest rate of 5.30% per annum.

These loans were pledged by an accounts receivable from one of the customers. As of March 31, 2022, such accounts receivable balance was RMB 12,364,400 (US$1,950,436). Both loans were fully repaid in July 2022.

The weighted average interest rate for the bank loans was approximately 4.69% and 4.52% for the years ended March 31, 2022 and 2021, respectively. For the years ended March 31, 2022 and 2021, interest expense related to the bank loans amounted to $125,182 and $66,111, respectively.

9.	Accrued Expenses and Other Current Liabilities

	March 31,
	2022	2021
Payroll payable	$397,801	$328,989
VAT and other taxes payable	20,025	16,964
Other payable	33,559	19,828
Accrued expenses and other current liabilities	$451,385	$365,781

10.	Leases

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries lease offices space under non-cancelable operating leases, with terms ranging from one to five years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

F-25

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	March 31,
	2022	2021
Right of use assets	$142,542	$227,188

Operating lease liabilities – current	143,080	157,850
Operating lease liabilities – non-current	—	71,267
Total operating lease liabilities	$143,080	$229,117

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2022 and 2021:

	For the Years Ended March 31,
	2022	2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.87	1.51
Weighted average discount rate*	4.98%	4.52%

*The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries used average borrowing rate for loan as discount rate.

During the years ended March 31, 2022 and 2021, VIE and VIE’s subsidiaries incurred total operating lease expenses of $190,126 and $182,259, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2022:

2023	$146,269
2024 and thereafter	—
Total lease payments	146,269
Less: imputed interest	(3,189)
Present value of lease liabilities	$143,080

11.	Income Tax

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazette on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.

F-26

PRC

The Company’s PRC subsidiaries, the VIE and its subsidiaries were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For the years ended March 31, 2022 and 2021, Shenzhen Ruanyun,Jiangxi Alphabet, Huizuoye and WFOE were qualified as “Small Enterprise with Low Profit” entities in accordance with PRC tax laws. These entities received a preferential income tax rate of 5% for the year ended December 31, 2020 and a preferential income tax rate of 2.5% starting from January 1, 2021. Jiangxi Ruanyun was recognized as a “high and new technology enterprise” and received a preferential income tax rate of 15% for a period from 2021 to 2023.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

The components of (loss) income before income taxes are as follows:

	For the Years Ended March 31,
	2022	2021
Non PRC	$—	$—
PRC	(739,493)	472,422
	$(739,493)	$472,422

The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had no current or deferred income tax expenses or benefits for the years ended March 31, 2022 and 2021.

Reconciliation of the differences between PRC statutory income tax rate and the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ effective income tax rate for the years ended March 31, 2022 and 2021 are as follows:

	For the Years Ended March 31,
	2022	2021
Statutory income tax rate	25.00%	25.00%
Increase (decrease) in effective income tax rate resulting from
Preferential tax rate in China(1)	(10.26%)	(6.54%)
Non-deductible expenses	(5.17%)	26.78%
Additional deduction of research and development expenses	24.50%	(11.49%)
Change in valuation allowance	(34.07%)	(33.75%)
Effective tax rate	—	—

(1) WFOE and VIE’s subsidiaries Shenzhen Ruanyun, Jiangxi Alphabet and Huizuoye are subject to a favorable tax rate of 5% for the year ended December 31, 2020 and a favorable tax rate of 2.5% starting from January 1, 2021. Jiangxi Ruanyun was recognized as a high-tech enterprise and received a preferential income tax rate of 15%. For the years ended March 31, 2022 and 2021, the tax saving as the result of the favorable tax rate amounted to nil and $30,891, respectively, and per share effect of the favorable tax rate were nil and $0.00.

F-27

b)	Deferred tax assets

 The principle components of deferred tax assets and deferred tax liabilities are as follows:

	March 31,
	2022	2021
Deferred tax assets
Allowance for doubtful accounts receivables and other receivables	$112,600	$70,672
Advertising expense	170,014	164,536
Operating lease liabilities	21,462	—
Net operating loss carrying forwards	1,704,302	1,440,566
Total deferred tax assets	2,008,378	1,675,774

Deferred tax liabilities
Operating lease right of use assets	(21,382)	—

Deferred tax assets	1,986,996	1,675,774
Less: Valuation allowance	(1,986,996)	(1,675,774)
Deferred tax assets, net	$—	$—

In assessing the recoverability of its deferred tax assets, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries consider the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries’ deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

As of March 31, 2022 and 2021, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries incurred accumulated net operating losses. As of March 31, 2022, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had had net operating loss carry forwards of approximately $12,247,004 derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2022 to 2032 if not utilized.

The management believes that it is more likely than not that the accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have provided full valuation allowance for the deferred tax assets as of March 31, 2022 and 2021.

The changes in valuation allowance for the years ended March 31, 2022 and 2021 are as follows:

	March 31,
	2022	2021
Balance at the beginning of the year	$1,675,774	$1,696,034
Additions(reversal) of valuation allowance	$251,922	(159,429)
Foreign currency translation adjustments	$59,300	139,169
Balance at the end of the year	$1,986,996	$1,675,774

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2022 and 2021.

F-28

12.	Equity

Ordinary Shares

When the Company was incorporated in the Cayman Islands on March 11, 2021, 10,000,000,000 ordinary shares were authorized and 60,000,000 were issued to the shareholders at a par value of US$0.0001 each. As noted in Note 1 “Organization and Principal Activities”, the incorporation and issuance of ordinary shares are part of the reorganization and are presented as if the transaction became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Non-controlling interest

As of March 31, 2022 and 2021, the Company’s non-controlling interest represented 28.6% equity interest of Jiangxi Alphabet, 35.0% equity interest of Jiaotou and 49.0% of Huizuoye.

13.	Related Party Balance and Transactions

(a)	Related parties

Name of related parties	Relation with the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries

Ms. Yan Fu	The Company’s director and chairman and chief executive officer of Jiangxi Ruanyun

Mr. Linhua Wan	A management staff of the Jiangxi Alphabet

Jiangxi Yiluyun Technology Co., Ltd.	An affiliate of a minority shareholder of Jiangxi Ruanyun

Jiangxi Yehuo Technology Co., Ltd.	An affiliate of a minority shareholder of Jiangxi Ruanyun

(b)	The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries had the following related party balances as of March 31, 2022 and 2021:

	March 31,
	2022	2021
Amounts receivable:
Jiangxi Yiluyun Technology Co., Ltd.(1) (2)	$1,012,730	$979,883
Jiangxi Yehuo Technology Co., Ltd.(1) (2)	132,507	128,209
	$1,145,237	$1,108,092

Amount due from a related party:
Mr. Linhua Wan(1)(4)	$—	$30,526

Amount due to related parties:
Ms. Yan Fu(3)	$33,764	$26,340

(1)- All balances with the related parties as of March 31, 2022 and 2021 were unsecured, interest-free and had no fixed terms of repayments.

(2) – The accounts receivable due from Jiangxi Yehuo Technology Co., Ltd as of March 31, 2022 have all been collected in September 2022. $50,637 of the accounts receivable due from Jiangxi Yiluyun Technology Co., Ltd have been collected in September 2022 and the rest are expected to be collected within the extended credit term.

F-29

(3) – The amounts due to Ms. Yan Fu was mainly the operating lease expense paid on behalf by Ms. Yan Fu.

(4) – The amounts due from Mr. Linhua Wan as of March 31, 2021 have all been collected in May 2021.

(c)	The Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have the following significant related party transactions for the years ended March 31, 2022 and 2021:

	For the Years Ended March 31,
	2022	2021
Sales made to:
Jiangxi Yiluyun Technology Co., Ltd.(1)	$—	$1,001,084
Jiangxi Yehuo Technology Co., Ltd.(2)	—	156,551
	$—	$1,157,635

Paid interest to:
Ms. Yan Fu	$—	$7,302

(1) Sales made to the related parties were mainly SmartExam® platform development.

(2) Sales made to the related party were mainly SmartHomework® platform development.

14.	Subsequent Events

In July 2022, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of China of RMB3,000,000 (US$473,239) bearing an interest rate of 4.2000% per annum. The loan was guaranteed by Ms. Fu Yan, the Company’s director and the chairman and chief executive officer of Jiangxi Ruanyun Technology Co., Ltd.

In August 2022, Jiangxi Ruanyun entered into a one-year loan agreement with Bank of Jiangxi of RMB3,000,000 (US$473,239) bearing an interest rate of 4.5000% per annum. The loan was guaranteed by a third party, Jiangxi Provincial Financing Guarantee Group Co., Ltd. The loan was also pledged by one of Jiangxi Ruanyun ‘s properties and mortgaged by one of Jiangxi Ruanyun ‘s patents.

These consolidated financial statements were approved by management and available for issuance on September 26, 2022, and the Company has evaluated subsequent events through this date and has nothing to further disclosed on this regard.

F-30

Ordinary Shares

Ruanyun Edai Technology Inc.

PROSPECTUS

UNIVEST SECURITIES, LLC

, 2022

Until and including , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering memorandum and articles of association, which will become effective immediately prior to completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our Company.

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

In March 2021, we issued an aggregate of 60,000,000 ordinary shares to certain investors for an aggregate consideration of $6,000.00.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder , in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedules

(a)

Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

 (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen certificate evidencing ordinary shares
4.2*	Form of Representative’s Warrant
5.1*	Opinion of BGA Law (Cayman) Limited (previously known as AMS Law (Cayman) Limited)
5.2*	Opinion of K&L Gates LLP
8.1*	Opinion of Jingtian & Gongcheng
10.1*	Unofficial English Translation of Exclusive Equity Interests Purchase Agreement, dated as of April 8, 2021
10.2*	Unofficial English Translation of Exclusive Technical Consulting and Service Agreement, dated as of April 8, 2021
10.3*	Unofficial English Translation of Equity Interests Pledge Agreement, dated as of April 8, 2021
10.4*	Unofficial English Translations of Powers of Attorney, dated as of April 8, 2021
10.5*	Unofficial English Translations of Spousal Consent Letters, dated as of April 8, 2021
10.6*	Form of Indemnification Agreement between the registrant and its officers and directors
10.7*	Form of Director Agreement between the registrant and its directors
10.8*	Form of Independent Director Agreement between the registrant and its independent directors
10.9*	Form of Employment Agreement between the registrant and its officers
10.10**	Unofficial English Translation of Agreement with Jiangxi Xinhua Publishing Group
21.1*	List of Subsidiaries
23.1*	Consent of Friedman LLP, an independent registered public accounting firm
23.2*	Consent of BGA Law (Cayman) Limited (included in Exhibit 5.1)
23.3*	Consent of K&L Gates LLP (included in Exhibit 5.2)
23.4*	Consent of Jingtian & Gongcheng (included in Exhibit 8.1)
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
107*	Filing Fee Table

*	To be filed by amendment.

**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nanchang, China, on , 2022.

Ruanyun Edai Technology Inc.

By:
Name: Yan Fu
Title: Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Yan Fun his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Director	, 2022
Yan Fu

	(Principal Executive Officer)	, 2022

	(Principal Financial and Accounting Officer)	, 2022

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Ruanyun Edai Technology Inc. has signed this registration statement or amendment thereto in Newark, Delaware on ______, 2022.

Puglisi & Associates

By:
Name:
Title: